



We change lives!

2022 ANNUAL REPORT

Corporate Profile

Since 1972, Credit Acceptance has offered financing programs that enable automobile dealers to sell vehicles to consumers, regardless of their credit history. Our financing programs are offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our financing programs, but who actually end up qualifying for traditional financing.

Without our financing programs, consumers are often unable to purchase vehicles or they purchase unreliable ones. Further, as we report to the three national credit reporting agencies, an important ancillary benefit of our programs is that we provide consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing. Credit Acceptance is publicly traded on the Nasdaq stock market under the symbol CACC. For more information, visit **CreditAcceptance.com.**



We went to a lot of different dealerships and ended up finding one in Queens. Within an hour, I was approved from Credit Acceptance, and I was overjoyed. After everything I had been through, they looked at me and said, '"we are going to take her on, give her an opportunity, give her a chance." It was a very easy process. They (Credit Acceptance) accepted someone who didn't think they would qualify for anything.

I called (Credit Acceptance) because I had a couple questions. I wasn't sure what to expect. Everyone I talked to; I could literally hear the smile in their voice. It was like they were happy to hear from me. I felt valued as a person. I didn't feel like I was a customer at that point. Those people I talked to, I wish I could just hug them and thank them for being so kind to me. I feel like they (Credit Acceptance) saved my life.

– Chandra (Queens, NY)

Shareholder Letter

A message from our Chief Executive Officer

BACKGROUND

Credit Acceptance has been in business for over 50 years. We work with independent and franchise automobile dealers nationwide to enable them to sell vehicles to consumers who wish to finance their purchase. Our core product has remained essentially unchanged from Don Foss' initial inspiration, which led him to found the Company in 1972: we provide auto financing to consumers regardless of their credit history through a nationwide network of automobile dealers. Dealers can finance any consumer, regardless of the consumer's credit history, through Credit Acceptance. This gives the dealer the ability to sell a vehicle to a consumer who, without us, they might otherwise have had to turn away.

The auto finance market is large and fragmented, with nearly $1.4 trillion in outstanding loan balances as of December 31, 2022. We compete with banks, credit unions, auto finance companies affiliated with auto manufacturers, independent auto finance companies, and buy here, pay here dealers. Our value proposition in the market is unique for two reasons. First, consumers are not denied the opportunity to purchase a vehicle based on their credit history. Second, for most of the vehicle sales we finance, the dealer shares in the cash flows from the loan.[1] Dealers receive 80% of collections throughout the life of a loan. This compensation plan is a critical element of our success as it creates an alignment of interests between Credit Acceptance, the dealer, and the consumer. Through Credit Acceptance, the dealer directly benefits if the consumer's loan is repaid and the consumer builds or rebuilds their credit. In turn, consumers are able to purchase vehicles needed to get to work, attend school, buy fresh groceries, and access health care; and have an opportunity to build or rebuild their credit. It incentivizes the dealer to sell a quality vehicle at a price the customer can afford that will last at least the term of the loan and to help the customer after the sale if there are issues with the vehicle.

Don Foss learned early in his career as an auto dealer that many individuals could not acquire vehicles they need due to their lack of credit. Don witnessed traditional lending sources unfairly misjudge credit-impaired and credit-invisible applicants, assuming the applicants' less-than-perfect credit made them undeserving of a second chance. Don started Credit Acceptance to help those individuals move their lives in a positive direction by providing them the opportunity to finance a vehicle and establish or reestablish positive credit history. Don served as our CEO until 2002 and continued to serve on our Board as Chairman until his retirement in 2017. Don sadly passed away last year on August 14, 2022, leaving a remarkable legacy. It remains our mission to serve those individuals he first saw in need.

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[1] Our company, like most of our competitors, is an indirect auto finance company, which means the financing contract is originated by the auto dealer and immediately assigned to us in exchange for compensation. The transaction between the dealer and the consumer is not a loan, but instead something called a retail installment contract. However, for simplicity and to conform to the language commonly used in the industry and used in our disclosures, I will refer in this letter to retail installment contracts as "loans" and to indirect auto finance companies as "lenders".

Customers we have helped are people like Chandra C. from Queens, a long-time New Yorker and survivor of the September 11, 2001 terrorist attack. Chandra suffered from severe health issues which prevented her from driving and taking public transportation. As a result, Chandra relied heavily on her son for transportation. Misfortune struck and Chandra's son was involved in a car accident that totaled his car. Chandra's son thankfully escaped the accident without serious physical injury, but they were left without a car and seemingly no options for finding a replacement. Chandra's son had no credit history and needed a co-signer.

Chandra was able to offer little help as she had been the victim of identity theft, which took a heavy toll on her credit history. Chandra and her son tried tirelessly to purchase a vehicle, but were time and again denied financing. Their luck changed when they came across a dealer who—within an hour—helped them finance a car through Credit Acceptance despite their credit histories. Chandra repaid Credit Acceptance's faith in her by making all her payments. We felt honored when Chandra, who helped resuscitate a coworker who suffered a heart attack on September 11th, referred to us as a "life saver."

While Chandra's story is uniquely inspiring, she is not alone. Our potential market is huge. According to an industry white paper citing Experian® data:

- Approximately 22% (57 million) of adults in the United States have a credit profile that is considered subprime.

- An additional 14% (35 million) of adults have credit profiles considered near prime.

- 11% (28 million) of adults have no credit score and are considered credit invisible.

- An additional 8% (21 million) of adults have thin credit files or a limited credit history and are unscorable.

- Only 44% (114 million) of adults have prime credit.

Consistent with Don's vision, we believe these individuals without prime credit deserve a chance for a better future.

Credit Acceptance also provides its dealers with a unique opportunity to improve their financial future. A business relationship with us creates incremental profit for the dealer, and the potential for incremental repeat and referral business. We have already provided thousands of dealers with this life-change opportunity and are working hard to grow those relationships into the future.

Our dealers are like Randy M., owner of Rob Co. Automotive in Springfield, Tennessee. As Randy puts it, Rob Co.'s relationship with Credit Acceptance has been a win-win. Our financing options have allowed him to help consumers in his community who needed vehicles and, in turn, allowed Rob Co. to grow remarkably in only 7 years. Randy opened Rob Co. as a dedicated vehicle service facility. His customers asked for the option to purchase a new vehicle in addition to the opportunity to have their vehicles serviced. Randy listened and began to sell vehicles, but his ability to help his customers was constrained. As a family-owned, independent dealership, Rob Co. had limited financing options for its customers, particularly those without stellar credit histories. After reading about Credit Acceptance, Randy signed up for our financing programs. Randy found our financing programs to be fast and easy, and a lifeline during the COVID-19 pandemic. As sales waned during the pandemic, the monthly income from our Portfolio Program helped Randy cover Rob Co. Automotive's overhead. Over time, Credit Acceptance helped Randy's average monthly sales skyrocket from 5-10 vehicles sold per month to 30-35, with a personal best of 44 vehicles sold in one month. With access to our expanded financing programs, Rob Co. now has even more financing options for prime and near-prime consumers.

HISTORY

Our business model has been quite successful throughout our history. Before our initial public offering, we had limited competition and wrote highly profitable business. After we became publicly traded in 1992, competition intensified, and we struggled for several years in the mid- to late-1990s. We worked through those challenges and began focusing on a metric called "Economic Profit." This led to an increased focus on our core business, and we exited several business lines and geographic locations. This focus has since guided our success.

Our great team members and culture have allowed us to thrive. Building and enhancing our culture has been one of our key goals since 2001. Our work environment has received numerous awards, including being recognized by Fortune magazine in its annual list of the 100 Best Companies to Work For® for eight of the last nine years.

We have faced and overcome many challenges along the way, most recently the global pandemic. We transitioned from less than 25% of our team members working remotely prior to the pandemic to more than 95% of our team members working remotely shortly after the outset of the pandemic, which led to us adopting a "remote first" strategy to take advantage of the national talent pool and an increased rate of team member satisfaction. The pandemic also impacted the competitive market and economic market, and its ripple effects continue to impact us today.

Since our start, we have focused on the long-term success of the business. With our focus on economic profit, we have had an even greater focus on investing our capital wisely, which has consistently allowed us to earn a return on capital well above its cost, even in years when our loans performed worse than we expected. We have invested in our core business, and have used excess capital to repurchase stock, buying approximately 40 million shares from 1999 through 2022. Most notably, we have focused on applying the many lessons we have learned over the years to improve our product and our culture. 2022 was no exception.

TODAY

We continue to offer a product that provides enormous benefits to our dealers and their customers, and a culture that attracts talented people around the country to our Company and enables them to perform to their potential. Highlights of our team and culture include:

- Our exceptional leaders.

    - The executive leadership team includes seven individuals who contributed to those past successes and two seasoned leaders new to Credit Acceptance. The team averages 17 years of experience at the Company. I have been with the Company for over 19 years, primarily as the Chief Financial Officer, and became the Chief Executive Officer in May 2021. Our Chief Sales Officer, Chief Analytics Officer, Chief Treasury Officer, Chief Operating Officer, and Chief People Officer each have been with the Company for over 20 years and our Chief Legal Officer has been with the Company for over 10 years. To further enhance our capabilities around engineering and technology, we hired a new Chief Marketing and Product Officer and a new Chief Technology Officer, both experienced leaders from outside the Company, in 2022.

    - Our senior leadership team, which includes our executives, consists of 33 individuals with an average of 15 years of experience with our Company.

    - Our mid-level leadership team consists of 235 individuals with an average of 9 years of experience with our Company. The experience, consistency, and business knowledge of these leaders are key advantages. Their dedication and energy have contributed to the Company's success.

- Our values. We are grounded in our core values of PRIDE: Positive, Respectful, Insightful, Direct, and Earnest. About ten years ago, our team members were asked to describe our values and coined the phrase PRIDE. Those values were, and are, organic to our culture. They are fully integrated into our hiring processes, workplace, communications, and performance management.

- Our organizational health. We devote a large portion of our time to executing something we call organizational health—setting clear expectations, managing performance, providing training, maintaining effective incentive compensation plans, establishing the right environment, and providing the technology and processes required for operational excellence. We believe these dimensions position team members to produce their best work.

- Our environment. 95 percent of our team members considered Credit Acceptance to be a Great Place to Work® in 2022, according to a survey from the Great Place to Work Institute.

Today, consistent with how we addressed past macroeconomic challenges, we are leveraging our strengths to grow despite the ripple effects of the pandemic as described in the section entitled "Impact of Business Cycles on our Performance." And consistent with our past operating principles, we use Economic Profit as a framework to evaluate business decisions and strategies, with an objective to maximize Economic Profit over the long term; we reinvest capital in the business, and we return that capital to shareholders through share repurchases to the extent we generate capital in excess of what is needed to fund and invest in the business, as described in the section entitled "Operating Principles."

IMPACT OF BUSINESS CYCLES ON OUR PERFORMANCE

It is important for shareholders to understand the impact of the external environment on our performance. Both competitive cycles and economic cycles have affected our results historically and are likely to do so in the future.

Historically, the auto finance market has been sensitive to changes in access to capital. When access to capital decreased, competition in our market decreased. We thrived in such times, as demonstrated by our financial results in late 2007 through 2011 (the financial crisis triggered by the collapse of the housing market). We withstood the challenges, outperformed competitors, and positioned the Company to have access to capital. Conversely, when access to capital increased, competition in our market generally increased. In such times, we have applied strategies leveraging past lessons learned and our strengths (e.g., the ability to predict loan performance, deploy risk-adjusted pricing, monitor loan performance, and execute key functions consistently), which has allowed us to successfully maintain our business despite the tougher competition. This is demonstrated by the results we achieved in 2003 through 2007 and 2012 through 2022, when access to capital was readily available and competition increased. We have consistently maintained a margin of safety in the amount we advance to dealers, regardless of the cost of capital and the competitive environment. When volume per dealer has declined, we have generally succeeded in growing the business by increasing our dealer base.

The competitive environment and economic environment continued to present challenges for us throughout the majority of 2022. A combination of external events, however, appears to have led to an increased demand for our product during the second half of the year: interest rate volatility and concerns about the credit quality of subprime auto loans constrained the industry's access to capital and increased its cost; vehicle inventory, while still below pre-pandemic levels, increased, signaling the height of the vehicle supply shortages may be behind us; and industry reports reflected a return to a more normal payment status environment with a rising number of consumers falling behind on payments.

Economic and Competitive Cycles

Despite the industry challenges in 2022, competition in the market remained strong. The global pandemic brought an unprecedented challenge to our market. Starting in March 2020, we experienced a decline in the demand for our product as government authorities placed limits on economic activity in an effort to slow the spread of the virus. Those limits disrupted the supply chain, which led to a lack of computer chips needed for new vehicles. That, in turn, created vehicle shortages and drove up vehicle prices, including for used vehicles, throughout 2020, 2021, and 2022.

The percentage of used loan originations attributable to customers with subprime credit scores (the primary category of consumer to which our financing programs are made available by dealers) declined significantly from 2018 to 2022, according to industry data available from Experian®. Although vehicle values continued to increase from 2021 to 2022, Experian® data shows they increased more modestly than from the prior period, 2020 to 2021. As I stated earlier, our product allows dealers to make incremental sales. However, dealers generally make higher profits on higher credit quality and cash customers. Given limited vehicle inventory and increasing consumer credit scores, dealers were more likely to sell to higher credit quality and cash customers instead of those with subprime credit scores who are financing their transactions. This resulted in reduced demand for our product, beginning in March 2020 through the first half of 2022, except during periods of government stimulus payments, which had a significant positive impact on our business.

Starting in the third quarter of 2022, we saw signs suggesting the height of the vehicle shortage may be behind us. Vehicle inventory held by our dealers increased slightly. Selling prices of vehicles at auction declined slightly in the third and fourth quarters of 2022. Simultaneously, we experienced year-over-year increased demand for our product during that time. Our loan unit volume increased in the third quarter of 2022 by 29.3% compared to the third quarter of 2021, and 25.6% in the fourth quarter of 2022 when compared to the fourth quarter of 2021. The number of active dealers[2] and the average unit volume per active dealer increased quarter-over-quarter during those periods as well.

Our loan performance, like others in the industry, significantly exceeded our expectations during the first quarter of 2022, which was the continuation of a trend that began in the second half of 2020. Loan performance improved markedly following the distribution of federal stimulus payments and enhanced unemployment benefits. As a result of the elevated loan performance sustained over this period, the forecasted profitability of consumer loans assigned in 2018 through 2020 was significantly better than our initial estimates.

Loan performance began to moderate in the second quarter of 2022 following a period of rising inflation, the lapse of federal stimulus payments, and the lapse of enhanced unemployment benefits.

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[2] Active dealers are dealers who have received funding for at least one consumer loan during the period.

As inflation remained elevated in the second half of 2022, industry reports reflected a rising number of consumers were falling behind on payments. According to Experian®, the percentage of auto loans 30 days delinquent are near pre-pandemic levels, and the percentage of auto loans 60 days delinquent surpassed pre-pandemic levels through year-end of 2022. While our loan performance was below our expectations during the last three quarters of 2022, the level of underperformance was modest. During 2022, we reduced our estimate of future cash flows by 0.7% as a result of loan performance.

Presently, we see some signs of economic deterioration. The intensity of competition appears to have lessened, inflation continues to be elevated, and delinquencies are increasing. The current competitive and economic cycles have some similarities with the economic downturn that began to unfold in 2007. 2007 was also a period of intense competition within our industry. Loans originated during highly competitive periods tend to perform worse. From April 2008 through October 2009, the national unemployment rate increased to 10.0% from 5.0%. This combination of events—intense competition, followed by severe economic deterioration—provided a perfect test of our business model. While we did experience deterioration in our loan performance, it was modest. During that time, our adjusted net income per share (diluted) grew 34.3% in 2008 and 48.5% in 2009. In comparison, many of our competitors experienced a much greater fall-off in their loan performance and reported poor financial results. Because our competitors have generally targeted low levels of per loan profitability and have used debt much more extensively than we have, adverse changes in the economic environment have historically had a much more damaging impact on their results than on ours.

But unlike the economic downturn beginning in 2007, the unemployment rate as of December 2022 was low and comparable to pre-pandemic levels. And while the Federal Reserve continued to raise interest rates throughout 2022 to help combat inflation, prices remain high, with overall prices up 6.4% year-over-year. New vehicle prices were up 5.9% year-over-year, down from their peak of 12.6% in May 2022. We continue to monitor the impact of high inflation on loan performance.

Access To Capital

Supply shortages, government stimulus payments to consumers, and increased unemployment payments during the pandemic created an imbalance in the supply and demand relationship leading to higher prices for a broad spectrum of goods and services. The Federal Reserve sought to combat this decades-high inflation spike, but interest rate volatility and concerns about the credit quality of subprime auto loans constrained the industry's access to capital and increased its cost. The Federal Reserve increased the federal funds rate multiple times throughout 2022 in an effort to curb inflation. By the end of 2022, this increased the cost of capital for borrowers.

We have applied lessons from the past to best position the Company if access to capital becomes limited. The capital markets became less accessible as 2008 progressed. As a result, we began to slow originations growth through pricing changes. During 2009, we continued to slow originations based on the capital we had available. We originated 21.2% less, in dollar volume, than in 2008. While we would have preferred a higher level of originations, we did not have access to the new capital we would have required on terms that we found acceptable.

Since 2009, we have taken several steps to improve our position: We have (1) completed six offerings of senior notes with terms of 5 to 8 years, two series of which are currently outstanding and which provide us with $800.0 million of long-term-debt capital; (2) lengthened the terms of certain of our asset-backed financings to over three years; and (3) increased our revolving credit facilities to $1.6 billion currently from $540.0 million at the end of 2009. We maintain a considerable amount of available borrowing capacity under our revolving credit facilities at all times and renew these facilities well before they mature. Although the capital markets have remained volatile, we recently secured $400.0 million in new asset-backed financing and have $1.5 billion of unused capacity available.

Lengthening the term of our debt facilities, issuing higher-cost long-term debt, and keeping available a significant portion of our revolving credit facilities increase our funding costs and reduce short-term profitability. These steps greatly improve our ability to fund new loans should capital markets become inaccessible.

OPERATING PRINCIPLES

Economic Profit

We use a financial measure called Economic Profit to evaluate our financial results and determine profit-sharing for team members. We also use Economic Profit as a framework to evaluate business decisions and strategies, with an objective to maximize Economic Profit over the long term. Economic Profit measures how efficiently we utilize our total capital, both debt and equity, and is a function of the return on capital in excess of the cost of capital and the amount of capital invested in the business. Economic Profit differs from net income in that it includes a cost for equity capital. To the extent we generate capital in excess of what we believe is needed to maximize Economic Profit, we focus on maximizing Economic Profit per share (diluted) through our share repurchases approach outlined below. In the "Supplemental Financial Results" section following this letter, we detail our past Economic Profit and Economic Profit per share (diluted) performance.

Investments in the Business

We are investing in our business to make our product more valuable and prepare for future growth. We increased the size of our Analytics, Product, and Engineering teams by 57% in 2022, so they now represent 63% of our corporate support team members. This group of over 600 engineers, product managers, designers, and data scientists, builds technologies that power our business and provide life-changing opportunities for our dealers and their customers. By becoming a "remote first" organization, we have been able to hire throughout the United States and compete for the best talent. I would like to highlight a couple changes that we believe will make a positive impact.

First, we increased our commitment to engineering and technology to enhance our product and transform our technology systems to be more dealer- and customer-focused. The impact of technology on our business is significant. We hired a new Chief Marketing and Product Officer, Andrew Rostami, in April 2022. Andrew's role is to help drive future innovation in the ways we interact with and support our customers, both dealers and consumers, and to study the market to ensure that our customers' needs are understood. His role also includes building and maintaining our corporate brand to increase customer satisfaction and make progress toward our Company goals. To support these efforts, in October 2022, we hired a Vice President of Product who has 25 years of experience in product management and strategy at both fast-moving start-ups and large enterprises. We also hired a Vice President of Marketing in September 2022 with almost 20 years of comprehensive marketing experience, including acquisition, engagement, marketing technology infrastructure, and brand management.

We also hired a new Chief Technology Officer, Ravi Mohan, in October 2022. Ravi is responsible for the technologies that support our team members, dealers, and consumers—driving the successful implementation and updates of the tools that grow the business, as well as providing services and products that help us meet our strategic Company goals. We expanded our Engineering team by 217 team members and contractors last year.

Second, through these difficult times, we have remained committed to changing the lives of our dealers and consumers through our innovative products and solutions. This, in turn, impacts the lives of team members and shareholders. Our three "Changing Lives" teams remain focused on improving the experience of dealers, consumers, and team members. We believe these teams will help us increase our ability to improve the experience of these three constituents, which will lead to shareholder success.

With regard to our dealers, in 2020, we began piloting enhancements to our financing programs for consumers with higher credit ratings. These enhancements were rolled out broadly in the second half of 2021. The Company further enhanced its financing options for dealers in 2022, in order to provide dealers with more competitive deal structures and advances and offer more favorable interest rates for qualifying customers.

With regard to our customers, we focused on the "voice of the customer" by gathering information from our customers through multiple channels to continue to understand their evolving needs. We closed the year by piloting a new mobile app for our customers, and invited all customers to use the app in early 2023. Our customers appeared to be enthusiastic about the initial invitation, clicking through to access the app at a rate which significantly exceeded industry benchmarks.

With regard to our team members, we focused on enhancing our remote first work environment so our team members thrive, and continuing the development of our leaders and team members to improve engagement and performance. Improving our culture included a renewed focus on mental health and wellbeing; an emphasis on purpose and connection; and establishing routine ways for all Company leaders to come together remotely and in-person.

Share Repurchases

To the extent we generate capital in excess of what's needed to fund and re-invest in the business, we will return that capital to shareholders through share repurchases as we have done in the past. We have used excess capital to repurchase shares when prices are at or below our estimate of intrinsic value (which is the discounted value of estimated future cash flows). As long as the share price is at or below our estimate of intrinsic value, we prefer share repurchases to dividends for several reasons. First, repurchasing shares below intrinsic value increases the value of the remaining shares. Second, distributing capital to shareholders through a share repurchase gives shareholders the option to defer taxes by electing not to sell any of their holdings. A dividend does not allow shareholders to defer taxes in this manner. Finally, share repurchases enable shareholders to increase their ownership, receive cash, or do both based on their individual circumstances and view of the value of a Credit Acceptance share—they do both if the proportion of shares they sell is smaller than the ownership stake they gain through the repurchase. A dividend does not provide similar flexibility.

Since beginning our share repurchase program in mid-1999, we have repurchased approximately 40 million shares at a total cost of $4.8 billion. We actively repurchased shares in 2021 and 2022 as the pandemic resulted in conditions where we had significant excess capital and our share price was trading at or below our estimate of intrinsic value. During 2021, we repurchased approximately 2.9 million shares, which represented 16.8% of the shares outstanding at the beginning of the year, at a total cost of $1.5 billion. During 2022, we repurchased approximately 1.5 million shares, which represented 10.4% of the shares outstanding at the beginning of the year, at a total cost of $0.8 billion.

At times, it may appear that we have excess capital, but we won't be active in repurchasing our shares. This can occur for several reasons. First, the assessment of our capital position involves a high degree of judgment. We need to consider future expected capital needs and the likelihood that this capital will be available. Simply put, when our debt-to-equity ratio falls below the normal trend line, it doesn't necessarily mean we have concluded that we have excess capital. Our first priority is always to make sure we have enough capital to fund our business, and such assessments are always made using what we believe are conservative assumptions. Second, we may have excess capital but conclude our shares are overvalued relative to intrinsic value or are trading at a level where we believe it's likely they could be purchased at a lower price at some point in the future. The assessment of intrinsic value is also highly judgmental. The final reason we may be inactive in repurchasing shares, when we have excess capital at a time when the share price is attractive, is that we are in possession of what we believe to be material information that has not yet been made public. During such periods, we suspend our share repurchases until the information has been publicly disclosed.

Unless we disclose a different intention, shareholders should assume we are following the approach outlined in this section. Our priority is to fund the business. If we conclude we have excess capital, we will return that capital to shareholders through share repurchases. If we are inactive for a period, shareholders should not assume that we believe our shares are overvalued.

LITIGATION AND REGULATORY MATTERS

Shareholders should consider how the litigation and regulatory landscape may impact their investment in the Company. Since the Company is engaged in active litigation, it is a topic that I am unable to discuss in this letter in much detail. With that qualification, and it is a significant one, I will share the following.

First, there are state and federal laws and regulations governing virtually every facet of the auto finance industry. We have a comprehensive compliance management system to oversee compliance with those laws. We first documented this system in 2002 and have enhanced it over time. We believe it is among the best in the industry. Ultimately, we strive to do what is right and are dedicated to working with dealers to help change lives of consumers through our product.

Second, we have observed that the regulatory landscape has changed dramatically over the last several years. Certain regulators are increasingly likely to move toward enforcement actions or litigation rather than work through perceived differences. Regulatory expectations are not always communicated clearly, and companies do not always get credit for strong internal controls. A regulatory environment where laws are not consistently and fairly applied to regulated entities is challenging.

To manage this risk, we closely follow how agencies, such as the Consumer Financial Protection Bureau (CFPB or Bureau), state attorneys general, and financial services regulators, are interpreting the existing laws through their blog posts, circulars, changes to exam manuals, consent orders, and enforcement actions, and adjust our policies and procedures as we believe are necessary.

We support the mission of agencies such as the CFPB, which was created "to implement and, where applicable, enforce Federal consumer financial law consistently for the purpose of ensuring all consumers have access to markets for consumer financial products and services and that markets for consumer financial products and services are fair, transparent, and competitive." However, we speak up—and defend ourselves— where we believe that an agency has overstepped its bounds or has unfairly accused us of violating the law.

Because we have a matter in active litigation, we must let our court filings speak for themselves. But we certainly agree with the sentiment expressed by a witness from our trade association, the American Financial Services Association, who recently observed, in testimony before a congressional committee, that: "[i]nstead of making a concerted effort to protect the American consumer, the Bureau has ignored economics, legislation, bad actors, and its own rulemaking process and instead pursued polices that will limit consumer credit access. When this occurs, those Americans most in need of financial help will be the ones hurt."

Our public disclosures include four pending regulatory matters, with one of those being in litigation. We have closed six previously disclosed matters since 2014 without any material changes to the Company. The first of these matters started in mid-2014, which means we have been subject to almost continuous scrutiny for the last nine years. We have responded to informational requests on almost every aspect of our business and produced millions of pages of documents to support those responses.

As I stated above, there isn't much I can say about the ongoing matters other than that our intention is to seek common ground where we can and defend ourselves vigorously when a compromise is unavailable. We take these matters seriously and they have our full attention.

A Final Note

As mentioned earlier, Don Foss, our Founder, our CEO for almost 30 years, and our Chairman of the Board for 45 years, passed away last year. I was fortunate to be able to interact with Don during my career here. Don was so different than my preconceived notion of what a guy, who started with a small, dirt car lot and became one of the largest, most successful car dealers of all time, would be like. I expected the stereotypical slick, fast-talking salesman. But instead, he was a quiet, thoughtful, sort of fatherly guy. He didn't talk often, but when he did, I made sure to pay attention, as it was generally very insightful. While he enjoyed the sales process, he was always looking to the future. He would say, "I was trying to build a business, not sell a car." This long-term thinking has been ingrained in the culture of our Company and has greatly contributed to our success. Don was a wonderful person who touched so many people both individually and through his businesses. When we were a smaller company, we used to have a dealer convention and Don was a celebrity to so many. Dealers would stand in line to have the opportunity to meet him and tell him thanks. Team members adored him as well. Before he passed, we put a book together with messages from team members that spanned over 22 pages and was filled with many heartfelt thank yous. He is missed.



Kenneth S. Booth
Chief Executive Officer
March 30, 2023

Certain statements herein are forward-looking statements that are subject to certain risks. Please see "Forward-Looking Statements" on page 42 of our Annual Report on Form 10-K for the year ended December 31, 2022.

KEY OPERATING RESULTS

At the simplest level, our business success is largely determined by how many loans we originate and how those loans perform.

Unit Volume

The following table summarizes the growth in number of loans, or unit volume, over the last 20 years:

	Unit volume	Year-to-year change
2003	61,445	
2004	74,154	20.7%
2005	81,184	9.5%
2006	91,344	12.5%
2007	106,693	16.8%
2008	121,282	13.7%
2009	111,029	−8.5%
2010	136,813	23.2%
2011	178,074	30.2%
2012	190,023	6.7%
2013	202,250	6.4%
2014	223,998	10.8%
2015	298,288	33.2%
2016	330,710	10.9%
2017	328,507	−0.7%
2018	373,329	13.6%
2019	369,805	−0.9%
2020	341,967	−7.5%
2021	268,730	−21.4%
2022	280,467	4.4%
Compound annual growth rate 2003 – 2022		*8.3%*

Unit volume is a function of the number of active dealers and the average volume per dealer. The following table summarizes the trend in each of these variables over the last 20 years:

	Active dealers	Year-to-year change	Unit volume per dealer	Year-to-year change
2003	950		64.7	
2004	1,212	27.6%	61.2	−5.4%
2005	1,759	45.1%	46.2	−24.5%
2006	2,214	25.9%	41.3	−10.6%
2007	2,827	27.7%	37.7	−8.7%
2008	3,264	15.5%	37.2	−1.3%
2009	3,168	−2.9%	35.0	−5.9%
2010	3,206	1.2%	42.7	22.0%
2011	3,998	24.7%	44.5	4.2%
2012	5,319	33.0%	35.7	−19.8%
2013	6,394	20.2%	31.6	−11.5%
2014	7,247	13.3%	30.9	−2.2%
2015	9,064	25.1%	32.9	6.5%
2016	10,536	16.2%	31.4	−4.6%
2017	11,551	9.6%	28.4	−9.6%
2018	12,528	8.5%	29.8	4.9%
2019	13,399	7.0%	27.6	−7.4%
2020	12,690	−5.3%	26.9	−2.5%
2021	11,410	−10.1%	23.6	−12.3%
2022	11,901	4.3%	23.6	0.0%
Compound annual growth rate 2003 – 2022		*14.2%*		*−5.2%*

As the table shows, the gain in unit volume since 2003 has resulted, in most years, from an increase in the number of active dealers partially offset by a reduction in volume per dealer. Prior to the pandemic and resulting vehicle shortages, we faced two challenges in growing unit volume. First, increased competition was making it more difficult to enroll new dealers and more difficult to retain those who had already enrolled, since they had more alternatives to choose from. In addition, increased competition was putting downward pressure on volume per dealer. Second, as the number of active dealers increased, it became harder to grow at the same rate. The impact of these challenges is apparent starting in 2017. After strong growth each year from 2011 to 2016, active dealer growth slowed each year from 2017 to 2019. The number of active dealers declined in 2020 and 2021 as a result of the pandemic and increased modestly during 2022.

Loan Performance

The most critical time to correctly assess future loan performance is at loan inception, since that is when we determine the amount we pay to the dealer.

At loan inception, we use a statistical model to estimate the expected collection rate for that loan. The statistical model is called a credit scorecard. Most consumer finance companies use such a tool to forecast the performance of the loans they originate. Our credit scorecard combines credit bureau data, customer data supplied in the credit application, vehicle data, dealer data, and data captured from the loan transaction such as the initial loan term or the amount of the down payment received from the customer. We developed our first credit scorecard in 1998, which we have revised periodically as we identified new trends through our evaluation of variances in expected collection rates. A credit scorecard that is accurate across a population of loans allows us to properly price new loan originations, which improves the probability that we will realize our expected returns on capital.

Subsequent to loan inception, we continue to evaluate the expected collection rate for each loan. Our evaluation becomes more accurate as the loans age, since we use actual loan performance data in our forecast. By comparing our current expected collection rate for each loan with the rate we projected at the time of origination, we can assess the accuracy of that initial forecast.

The following table compares our December 31, 2022 forecast of loan performance with our initial forecast, segmented by year of origination:

	December 31, 2022 forecast	Initial forecast	Variance
2003	73.7%	72.0%	1.7%
2004	73.0%	73.0%	0.0%
2005	73.6%	74.0%	−0.4%
2006	70.0%	71.4%	−1.4%
2007	68.1%	70.7%	−2.6%
2008	70.4%	69.7%	0.7%
2009	79.5%	71.9%	7.6%
2010	77.7%	73.6%	4.1%
2011	74.7%	72.5%	2.2%
2012	73.7%	71.4%	2.3%
2013	73.5%	72.0%	1.5%
2014	71.7%	71.8%	−0.1%
2015	65.2%	67.7%	−2.5%
2016	63.8%	65.4%	−1.6%
2017	64.7%	64.0%	0.7%
2018	65.2%	63.6%	1.6%
2019	66.6%	64.0%	2.6%
2020	67.8%	63.4%	4.4%
2021	66.2%	66.3%	−0.1%
2022	66.3%	67.5%	−1.2%
Average	*70.3%*	*69.3%*	*1.0%*

Loan performance can be explained by a combination of internal and external factors. Internal factors, among other things, include the quality of our origination and collection processes, the quality of our credit scorecard, and changes in our policies governing new loan originations. External factors, among other things, include the unemployment rate, the retail price of gasoline, vehicle wholesale values, and the cost of other required expenditures (such as for food and energy) that impact consumers. In addition, the level of competition is thought to impact loan performance through something called adverse selection.

Adverse selection, as it relates to our market, refers to an inverse correlation between the number of lenders that are competing for the loan and the accuracy of an empirical scorecard. Said another way, without any competition it is easier to build a scorecard that accurately assesses expected collections across a population of loans based on attributes collected at the time of loan origination. As competition increases, creating an accurate scorecard becomes more challenging.

To illustrate adverse selection, we will give a simple example. Assume that the scorecard we use to originate loans is based on a single variable, the amount of the customer's down payment, and that the higher the down payment, the higher the expected collection rate. Assume that for many years, we have no competitors, and we accumulate performance data indicating that loans with down payments above $1,000 consistently produce the same average collection rate. Then assume that we begin to compete with another lender whose scorecard ignores down payment and instead emphasizes the amount of the customer's weekly income.

As the new lender begins to originate loans, our mix of loans will be impacted as follows: We will start to receive loans for borrowers with lower average weekly incomes as the new lender originates loans for borrowers with higher weekly incomes—i.e., borrowers whose loans we would have previously originated. Furthermore, since our scorecard only focuses on down payment, the shift in our borrower mix will not be detected by our scorecard, and our collection rate expectation will remain unchanged. It is easy to see that this shift in borrower characteristics will have a negative impact on loan performance, and that this impact will be missed by our scorecard.

Although the real world is more complex than this simple example—with hundreds of lenders competing for loans and with each lender using many variables in its scorecard—adverse selection is something that probably does impact loan performance.

Over the 20-year period shown in the table above, our loans have performed on average 100 basis points better than our initial forecasts. Loans originated in eight of the 20 years have yielded actual collection results worse than our initial estimates. What is noteworthy, however, is that the underperformance was modest. As a result, loans originated in those eight years were still profitable, even though they performed worse than we had forecast.

We have understood for many years that expecting to predict the performance of our loans with exacting precision is not realistic. For this reason, we have made it a priority to maintain a margin of safety so that, even if our forecasts prove to be optimistic, our loans, on average, will still be profitable. Because of this approach, we believe we can withstand a significant deterioration in loan performance and still have an opportunity to move forward and create significant value for our shareholders.

SUPPLEMENTAL FINANCIAL RESULTS

GAAP Results

The table below summarizes our results over the last 20 years under accounting principles generally accepted in the United States of America (GAAP):

	GAAP net income per share (diluted)	Year-to-year change in GAAP net income per share	Return on equity[1]
2003	$ 0.57		7.5%
2004	$ 1.40	145.6%	18.4%
2005	$ 1.85	32.1%	21.8%
2006	$ 1.66	−10.3%	20.2%
2007	$ 1.76	6.0%	23.1%
2008	$ 2.16	22.7%	22.2%
2009	$ 4.62	113.9%	35.6%
2010	$ 5.67	22.7%	34.8%
2011	$ 7.07	24.7%	40.0%
2012	$ 8.58	21.4%	37.8%
2013	$ 10.54	22.8%	38.0%
2014	$ 11.92	13.1%	37.0%
2015	$ 14.28	19.8%	35.4%
2016	$ 16.31	14.2%	31.1%
2017	$ 24.04	47.4%	36.9%
2018	$ 29.39	22.3%	31.7%
2019	$ 34.57	17.6%	29.8%
2020	$ 23.47	−32.1%	19.2%
2021	$ 59.52	153.6%	43.3%
2022	$ 39.32	−33.9%	32.7%
Compound annual growth rate 2003 – 2022		*23.6%*	
Average annual return on equity 2003 – 2022			*29.8%*

[1] Return on equity is defined as GAAP net income for the applicable period divided by average shareholders' equity for such period.

Over the last 20 years, GAAP net income per share (diluted) has grown at a compounded annual rate of 23.6%, with an average annual return on equity of 29.8%.

Last year, GAAP net income per share (diluted) decreased 33.9% to $39.32, with a return on equity of 32.7%. The decrease was primarily due to a change in loan performance, which moderated in 2022 after significantly exceeding expectations in 2021 following the distribution of federal stimulus payments and enhanced unemployment benefits. The "Adjusted Results" section below explains our financial results after considering the impact of the current expected credit loss (CECL) accounting standard and other accounting-related items.

Adjusted Results

Our business model is different from that of a typical lender and doesn't fit neatly into GAAP. The adoption of CECL at the beginning of 2020 means we have now been required to use three different GAAP accounting methods over the period we have been public, even though our business hasn't materially changed during that time. In 1992, the year we became a public company, we accounted for our business as a lender to consumers. In 2005, our external auditors decided we were a lender to dealers, which required different accounting. CECL is now the latest new methodology we are required to use. Unfortunately, none of the three GAAP methods results in financial statements that are consistent with how we think about our business. To solve this problem, we began reporting adjusted results using an accounting method that we believe is simple to understand, is consistently presented, and matches the economics of our business. To explain this method, some additional background is needed.

Most of the automobile dealers we enroll receive two types of payments from us. The first payment is made at the time of origination. The remaining payments are remitted over time based on the performance of the loan. The amount we pay at the time of origination is called an advance; the portion paid over time is called dealer holdback.

The finance charge revenue we recognize over the life of a loan equals the cash we collect from the loan (i.e., repayments by the consumer), less the amounts we pay to the dealer (advance + dealer holdback). In other words, the finance charge revenue we recognize over the life of the loan equals the cash inflows from the loan less the cash outflows to acquire the loan. This amount, plus a modest amount of revenue from other sources, less our operating expenses, interest, and taxes, is the sum that will ultimately be paid to shareholders or reinvested in new assets.

For our adjusted financial results, we recognize finance charge revenue on a level-yield basis. That is, the amount of finance charge revenue recognized in a given period, divided by the loan asset, is a constant percentage. Since the future cash flows from a loan are not known with certainty, we use statistical models to forecast the amount of cash flows from each loan. Our finance charge revenue is recorded based on these estimates. As the estimates change, we adjust the yield. This method produces financial results that we believe are a close approximation of the actual economics of our business.

While our adjusted methodology is simple and closely represents the actual economics of our business, we do not believe that our GAAP financial results provide sufficient transparency into the economics of our business. To explain this, we will focus on the current GAAP methodology as our two prior GAAP methodologies have been discussed in previous years. As noted earlier, the current required GAAP methodology is called CECL. Like the adjusted methodology described above, CECL requires a level-yield approach for recognizing finance charge revenue. However, the yield under CECL is not the yield that we expect to earn on the loan. Instead, the yield is what we would earn if every payment were received according to the contractual terms of the loan, a figure much higher than what we actually expect to earn. Based on this alone, you might expect CECL to overstate our profitability. But CECL, like any accounting standard, doesn't change the total amount of income recorded, it only changes the timing. Eventually, the true cash profits and the accounting profits need to match.

To arrive at a result that eventually matches the cash profit, CECL requires us to offset the additional revenue that it causes to be recorded over the life of the loan with an additional expense in an equivalent amount. The expense is recorded as a provision for credit losses at the time the loan is originated. Since no revenue has yet been recorded, this means that under CECL, our financial statements reflect an initial loss on each loan we originate, a result which does not match the economics of the transaction.

CECL also differs from our adjusted methodology in the way it treats changes in expected cash flows. As mentioned above, for the adjusted results, we treat those changes as yield adjustments. In contrast, CECL treats changes in expected cash flows as a current-period expense (for unfavorable changes) or reversal of expense (for favorable changes). The combination of the three CECL-required steps—(1) recording a large expense at loan inception, (2) recording finance charge revenue at a yield higher than the yield we expect to earn, and (3) recording forecast changes through the income statement in the current period—can make it difficult to understand the performance of our business using our GAAP-based financial statements. The floating yield adjustment in the tables below addresses all three of these issues by eliminating the provision for credit losses recorded in our GAAP statements and modifying GAAP-based finance charges so the yield is equal to the one we expect to earn on the loan.

The tables below show net income and net income per share (diluted) for the last 20 years on both a GAAP and an adjusted basis. Besides the floating yield adjustment, the tables include several other categories of adjustments that are generally less material. The notable exception is the income tax adjustment in 2017, which reverses the one-time benefit arising from the 2017 Tax Cuts and Jobs Act. While the benefit recorded in 2017 represented a real cash savings due to the reduction in income tax rates, we reversed it for adjusted net income as we prefer to measure the performance of the business using consistent tax rates. To that end, we calculated adjusted net income using a 37% tax rate for 2003–2017 and a 23% tax rate for 2018–2022. The other, less-material adjustments are explained in prior-year CEO shareholder letters.

($ in millions)	GAAP net income	Floating yield adjustment	Senior notes adjustment	Income tax adjustment	Other adjustments	Adjusted net income	Year-to-year change
2003	$ 24.7	$ 1.4	$ —	$ 5.7	$ 5.6	$ 37.4	
2004	$ 57.3	$ (0.1)	$ —	$ (1.8)	$ (3.2)	$ 52.2	39.6%
2005	$ 72.6	$ (2.2)	$ —	$ 0.1	$ (7.3)	$ 63.2	21.1%
2006	$ 58.6	$ 0.4	$ —	$ (1.7)	$ 4.4	$ 61.7	−2.4%
2007	$ 54.9	$ 3.6	$ —	$ (1.2)	$ 4.4	$ 61.7	0.0%
2008	$ 67.2	$ 13.1	$ —	$ 0.4	$ 2.1	$ 82.8	34.2%
2009	$ 146.3	$ (19.6)	$ —	$ (1.8)	$ 0.1	$ 125.0	51.0%
2010	$ 170.1	$ 0.5	$ —	$ (10.4)	$ 0.3	$ 160.5	28.4%
2011	$ 188.0	$ 7.1	$ —	$ (1.3)	$ 0.3	$ 194.1	20.9%
2012	$ 219.7	$ —	$ —	$ (3.5)	$ —	$ 216.2	11.4%
2013	$ 253.1	$ (2.5)	$ —	$ (2.3)	$ —	$ 248.3	14.8%
2014	$ 266.2	$ (6.0)	$ 12.5	$ (1.0)	$ —	$ 271.7	9.4%
2015	$ 299.7	$ 12.9	$ (2.0)	$ (0.8)	$ —	$ 309.8	14.0%
2016	$ 332.8	$ 28.1	$ (2.1)	$ 1.8	$ —	$ 360.6	16.4%
2017	$ 470.2	$ 34.1	$ (2.1)	$ (102.4)	$ —	$ 399.8	10.9%
2018	$ 574.0	$ (24.4)	$ (2.5)	$ 7.4	$ —	$ 554.5	38.7%
2019	$ 656.1	$ 0.2	$ (0.8)	$ 2.9	$ —	$ 658.4	18.7%
2020	$ 421.0	$ 259.2	$ 4.0	$ 2.1	$ —	$ 686.3	4.2%
2021	$ 958.3	$ (142.0)	$ (2.1)	$ 12.6	$ —	$ 826.8	20.5%
2022	$ 535.8	$ 174.2	$ (2.1)	$ 12.2	$ —	$ 720.1	−12.9%
Compound annual growth rate 2003 – 2022							*16.8%*

	GAAP net income per share (diluted)	Floating yield adjustment per share (diluted)	Senior notes adjustment per share (diluted)	Income tax adjustment per share (diluted)	Other adjustments per share (diluted)	Adjusted net income per share (diluted)	Year-to-year change
2003	$ 0.57	$ 0.03	$ —	$ 0.13	$ 0.13	$ 0.86	
2004	$ 1.40	$ —	$ —	$ (0.04)	$ (0.09)	$ 1.27	47.7%
2005	$ 1.85	$ (0.06)	$ —	$ —	$ (0.18)	$ 1.61	26.8%
2006	$ 1.66	$ 0.01	$ —	$ (0.05)	$ 0.13	$ 1.75	8.7%
2007	$ 1.76	$ 0.11	$ —	$ (0.04)	$ 0.15	$ 1.98	13.1%
2008	$ 2.16	$ 0.42	$ —	$ 0.01	$ 0.07	$ 2.66	34.3%
2009	$ 4.62	$ (0.62)	$ —	$ (0.06)	$ 0.01	$ 3.95	48.5%
2010	$ 5.67	$ 0.02	$ —	$ (0.35)	$ 0.01	$ 5.35	35.4%
2011	$ 7.07	$ 0.26	$ —	$ (0.04)	$ 0.01	$ 7.30	36.4%
2012	$ 8.58	$ —	$ —	$ (0.13)	$ —	$ 8.45	15.8%
2013	$ 10.54	$ (0.11)	$ —	$ (0.09)	$ —	$ 10.34	22.4%
2014	$ 11.92	$ (0.27)	$ 0.56	$ (0.04)	$ —	$ 12.17	17.7%
2015	$ 14.28	$ 0.62	$ (0.10)	$ (0.03)	$ —	$ 14.77	21.4%
2016	$ 16.31	$ 1.37	$ (0.10)	$ 0.09	$ —	$ 17.67	19.6%
2017	$ 24.04	$ 1.74	$ (0.11)	$ (5.23)	$ —	$ 20.44	15.7%
2018	$ 29.39	$ (1.25)	$ (0.13)	$ 0.38	$ —	$ 28.39	38.9%
2019	$ 34.57	$ 0.01	$ (0.04)	$ 0.16	$ —	$ 34.70	22.2%
2020	$ 23.47	$ 14.45	$ 0.22	$ 0.12	$ —	$ 38.26	10.3%
2021	$ 59.52	$ (8.82)	$ (0.13)	$ 0.78	$ —	$ 51.35	34.2%
2022	$ 39.32	$ 12.79	$ (0.16)	$ 0.90	$ —	$ 52.85	2.9%
Compound annual growth rate 2003 – 2022							*24.2%*

As the second table shows, adjusted net income per share (diluted) increased 2.9% in 2022. Since 2003, adjusted net income per share (diluted) has increased at a compounded annual rate of 24.2%. The growth in net income per share (diluted) last year was attributable to a decrease in our weighted average diluted shares outstanding, partially offset by a decrease in adjusted net income. Our weighted average diluted shares outstanding decreased 15.4% primarily due to share repurchases, while adjusted net income decreased 12.9% primarily due to a decline in the average balance of our loan portfolio.

Economic Profit

We use a non-GAAP financial measure called Economic Profit to evaluate our financial results and determine profit-sharing for team members. We also use Economic Profit as a framework to evaluate business decisions and strategies, with an objective to maximize Economic Profit over the long term. Economic Profit measures how efficiently we utilize our total capital, both debt and equity, and is a function of the return on capital in excess of the cost of capital and the amount of capital invested in the business. Economic Profit differs from net income in that it includes a cost for equity capital.

The following table summarizes Economic Profit for 2003–2022:[1]

($ in millions)	Adjusted net income	Imputed cost of equity[2]	Economic Profit	Year-to-year change
2003	$ 37.4	$ (34.5)	$ 2.9	
2004	$ 52.2	$ (34.4)	$ 17.8	513.8%
2005	$ 63.2	$ (34.5)	$ 28.7	61.2%
2006	$ 61.7	$ (29.6)	$ 32.1	11.8%
2007	$ 61.7	$ (27.2)	$ 34.5	7.5%
2008	$ 82.8	$ (35.8)	$ 47.0	36.2%
2009	$ 125.0	$ (45.9)	$ 79.1	68.3%
2010	$ 160.5	$ (47.8)	$ 112.7	42.5%
2011	$ 194.1	$ (51.0)	$ 143.1	27.0%
2012	$ 216.2	$ (56.6)	$ 159.6	11.5%
2013	$ 248.3	$ (75.1)	$ 173.2	8.5%
2014	$ 271.7	$ (87.5)	$ 184.2	6.4%
2015	$ 309.8	$ (93.2)	$ 216.6	17.6%
2016	$ 360.6	$ (113.8)	$ 246.8	13.9%
2017	$ 399.8	$ (142.8)	$ 257.0	4.1%
2018	$ 554.5	$ (214.1)	$ 340.4	32.5%
2019	$ 658.4	$ (225.7)	$ 432.7	27.1%
2020	$ 686.3	$ (215.0)	$ 471.3	8.9%
2021	$ 826.8	$ (252.7)	$ 574.1	21.8%
2022	$ 720.1	$ (243.5)	$ 476.6	−17.0%
Compound annual growth rate 2003 – 2022				*30.8%*

[1] See Exhibit A for a reconciliation of the adjusted financial measures to the most directly comparable GAAP financial measures.

[2] We determine the imputed cost of equity by using a formula that considers the risk of the business and the risk associated with our use of debt. The formula is as follows: average equity x {(the average 30-year Treasury rate + 5%) + [(1 – tax rate) x (the average 30-year Treasury rate + 5% – pre-tax average cost-of-debt rate) x average debt / (average equity + average debt x tax rate)]}.

Economic Profit is a function of three variables: the adjusted average amount of capital invested, the adjusted return on capital, and the adjusted weighted average cost of capital. The following table summarizes our financial performance in these areas over the last 20 years:[1]

($ in millions)	Adjusted average capital invested		Adjusted return on capital	Adjusted weighted average cost of capital	Spread
2003	$	437.5	9.7%	9.0%	0.7%
2004	$	483.7	12.3%	8.6%	3.7%
2005	$	523.4	13.7%	8.3%	5.4%
2006	$	548.5	13.9%	8.1%	5.8%
2007	$	710.1	11.9%	7.0%	4.9%
2008	$	975.0	11.3%	6.4%	4.9%
2009	$	998.7	14.6%	6.7%	7.9%
2010	$	1,074.2	17.7%	7.2%	10.5%
2011	$	1,371.1	16.8%	6.4%	10.4%
2012	$	1,742.8	14.7%	5.5%	9.2%
2013	$	2,049.2	14.1%	5.7%	8.4%
2014	$	2,338.1	13.2%	5.3%	7.9%
2015	$	2,831.9	12.7%	5.0%	7.7%
2016	$	3,572.0	11.9%	5.0%	6.9%
2017	$	4,276.4	11.2%	5.2%	6.0%
2018	$	5,420.9	12.5%	6.2%	6.3%
2019	$	6,372.2	12.7%	6.0%	6.7%
2020	$	7,076.0	11.8%	5.2%	6.6%
2021	$	7,078.4	13.5%	5.4%	8.1%
2022	$	6,466.1	13.2%	5.8%	7.4%
Compound annual growth rate 2003 – 2022	*15.2%*				

[1] See Exhibit A for a reconciliation of the adjusted financial measures to the most directly comparable GAAP financial measures.

From 2003 to 2011, Economic Profit improved as a result of growth in average capital, higher returns on capital and lower costs of capital. In 2003, our return on capital was 9.7%. In 2011, as a result of a favorable competitive environment, it was 16.8%. Since 2011, almost all of the growth in Economic Profit has occurred from increasing average capital. In each year from 2011 through 2017, the return on capital declined as competition returned to our market. The trend reversed in 2018 as our return on capital improved, by 130 basis points, due to a change in the federal tax rate. In 2020, our return on capital declined by 90 basis points due to the impact of COVID-19 on loan performance. With hindsight, our downward forecast adjustment recorded in the first quarter of 2020 was too large. In 2021, much of the 170-basis point improvement in our return on capital was due to increased collections and improvement in our forecast.

In 2022, Economic Profit decreased as a result of a decline in average capital, a higher cost of capital and a lower return on capital.

There are several additional points worth mentioning. First, we grew adjusted average capital each year from 2004 to 2021. The growth was a direct result of our success in growing the number of active dealers. While variables like volume per dealer and contract size impact adjusted average capital growth as well, the trend in the number of active dealers tells us much of what we need to know to understand the trajectory of our business. Growing the number of active dealers makes future Economic Profit growth likely. If we are unable to grow the number of active dealers, Economic Profit growth will likely stall. This is important since in 2020 and 2021, the number of active dealers declined. While the pandemic and related vehicle shortages contributed to this decline, the downturn follows a trend of decelerating growth which began in 2017 after strong growth each year from 2011 to 2016. In 2022, we were once again able to grow the number of active dealers. However, growth was modest and the number of active dealers in 2022 was below pre-pandemic levels.

Second, while the return on capital has been volatile, expenses as a percentage of adjusted average capital have declined for 13 of the last 16 years, to 6.6% in 2022 from 15.1% in 2006. This underscores the importance of growing average capital. As long as the return on incremental capital invested exceeds the cost of that capital, growing average capital increases Economic Profit directly. In addition, growing average capital improves the return on capital by reducing the impact of expenses, since a portion of our expenses is fixed. The volatility in the return on capital is primarily due to the revenue component, which moves up and down based on the competitive environment. When the competitive environment is favorable, we reduce advance rates (the amount we pay the dealer at loan origination), and that increases our return. When the competitive environment worsens, the opposite occurs. But growing expenses more slowly than capital allows us to achieve greater returns in both favorable and unfavorable environments.

Third, as described previously in the section entitled "Operating Principles", to the extent we generate capital in excess of what's needed to fund and re-invest in the business, we will return that capital to shareholders through share repurchases. During 2021 and 2022, we used excess capital to actively repurchase shares rather than growing loan volume through pricing changes at lower profitability. During 2021, we repurchased approximately 2.9 million shares, which represented 16.8% of the shares outstanding at the beginning of the year, at a total cost of $1.5 billion. During 2022, we repurchased approximately 1.5 million shares, which represented 10.4% of the shares outstanding at the beginning of the year, at a total cost of $0.8 billion. Over the long term, our share repurchase program has enabled us to grow Economic Profit per share (diluted) at higher rate than Economic Profit. Likewise, over the long term, we have grown adjusted net income per share (diluted) at higher rate than adjusted net income. Shares repurchased during 2021 and 2022 enabled us to minimize the per share impact of the declines in Economic Profit and adjusted net income in 2022.

The following table summarizes Economic Profit per share (diluted) for 2003–2022:[1]

($ in millions)	Economic Profit per share (diluted)		Year-to-year change in Economic Profit per share
2003	$	0.07	
2004	$	0.43	514.3%
2005	$	0.73	69.8%
2006	$	0.91	24.7%
2007	$	1.11	22.0%
2008	$	1.51	36.0%
2009	$	2.50	65.6%
2010	$	3.76	50.4%
2011	$	5.38	43.1%
2012	$	6.23	15.8%
2013	$	7.21	15.7%
2014	$	8.25	14.4%
2015	$	10.32	25.1%
2016	$	12.09	17.2%
2017	$	13.14	8.7%
2018	$	17.43	32.6%
2019	$	22.80	30.8%
2020	$	26.28	15.3%
2021	$	35.66	35.7%
2022	$	34.98	−1.9%
Compound annual growth rate 2003 – 2022		*38.7%*	

[1] See Exhibit A for a reconciliation of the adjusted financial measures to the most directly comparable GAAP financial measures.

Over the last 20 years, Economic Profit per share (diluted) has grown at a compounded annual rate of 38.7% while Economic Profit has grown at a compounded annual rate of 30.8%. Last year, Economic Profit per share (diluted) declined 1.9% while Economic Profit declined 17.0%.

Reconciliation of GAAP Financial Results to Non-GAAP Measures

($ in millions)	GAAP net income		Floating yield adjustment		Senior notes adjustment		Income tax adjustment		Other adjustments		Adjusted net income		Imputed cost of equity		Economic Profit	
2003	$	24.7	$	1.4	$	—	$	5.7	$	5.6	$	37.4	$	(34.5)	$	2.9
2004	$	57.3	$	(0.1)	$	—	$	(1.8)	$	(3.2)	$	52.2	$	(34.4)	$	17.8
2005	$	72.6	$	(2.2)	$	—	$	0.1	$	(7.3)	$	63.2	$	(34.5)	$	28.7
2006	$	58.6	$	0.4	$	—	$	(1.7)	$	4.4	$	61.7	$	(29.6)	$	32.1
2007	$	54.9	$	3.6	$	—	$	(1.2)	$	4.4	$	61.7	$	(27.2)	$	34.5
2008	$	67.2	$	13.1	$	—	$	0.4	$	2.1	$	82.8	$	(35.8)	$	47.0
2009	$	146.3	$	(19.6)	$	—	$	(1.8)	$	0.1	$	125.0	$	(45.9)	$	79.1
2010	$	170.1	$	0.5	$	—	$	(10.4)	$	0.3	$	160.5	$	(47.8)	$	112.7
2011	$	188.0	$	7.1	$	—	$	(1.3)	$	0.3	$	194.1	$	(51.0)	$	143.1
2012	$	219.7	$	—	$	—	$	(3.5)	$	—	$	216.2	$	(56.6)	$	159.6
2013	$	253.1	$	(2.5)	$	—	$	(2.3)	$	—	$	248.3	$	(75.1)	$	173.2
2014	$	266.2	$	(6.0)	$	12.5	$	(1.0)	$	—	$	271.7	$	(87.5)	$	184.2
2015	$	299.7	$	12.9	$	(2.0)	$	(0.8)	$	—	$	309.8	$	(93.2)	$	216.6
2016	$	332.8	$	28.1	$	(2.1)	$	1.8	$	—	$	360.6	$	(113.8)	$	246.8
2017	$	470.2	$	34.1	$	(2.1)	$	(102.4)	$	—	$	399.8	$	(142.8)	$	257.0
2018	$	574.0	$	(24.4)	$	(2.5)	$	7.4	$	—	$	554.5	$	(214.1)	$	340.4
2019	$	656.1	$	0.2	$	(0.8)	$	2.9	$	—	$	658.4	$	(225.7)	$	432.7
2020	$	421.0	$	259.2	$	4.0	$	2.1	$	—	$	686.3	$	(215.0)	$	471.3
2021	$	958.3	$	(142.0)	$	(2.1)	$	12.6	$	—	$	826.8	$	(252.7)	$	574.1
2022	$	535.8	$	174.2	$	(2.1)	$	12.2	$	—	$	720.1	$	(243.5)	$	476.6

($ in millions)	GAAP average capital invested[1]		Floating yield adjustment		Senior notes adjustment		Deferred debt issuance adjustment[2]		Income tax adjustment		Other adjustments		Adjusted average capital invested	
2003	$	430.3	$	7.9	$	—	$	1.7	$	—	$	(2.4)	$	437.5
2004	$	476.5	$	8.7	$	—	$	1.8	$	—	$	(3.3)	$	483.7
2005	$	519.4	$	7.5	$	—	$	1.0	$	—	$	(4.5)	$	523.4
2006	$	548.0	$	5.5	$	—	$	2.0	$	—	$	(7.0)	$	548.5
2007	$	706.1	$	8.2	$	—	$	1.7	$	—	$	(5.9)	$	710.1
2008	$	960.7	$	13.8	$	—	$	2.9	$	—	$	(2.4)	$	975.0
2009	$	983.6	$	13.2	$	—	$	2.9	$	—	$	(1.0)	$	998.7
2010	$	1,057.3	$	5.2	$	—	$	12.2	$	—	$	(0.5)	$	1,074.2
2011	$	1,346.0	$	9.4	$	—	$	16.0	$	—	$	(0.3)	$	1,371.1
2012	$	1,715.3	$	11.1	$	—	$	16.4	$	—	$	—	$	1,742.8
2013	$	2,024.5	$	9.9	$	—	$	14.8	$	—	$	—	$	2,049.2
2014	$	2,324.8	$	6.7	$	(7.0)	$	13.6	$	—	$	—	$	2,338.1
2015	$	2,792.8	$	7.0	$	14.7	$	17.4	$	—	$	—	$	2,831.9
2016	$	3,513.1	$	29.6	$	12.7	$	16.6	$	—	$	—	$	3,572.0
2017	$	4,200.2	$	51.6	$	10.6	$	18.1	$	(4.1)	$	—	$	4,276.4
2018	$	5,425.8	$	80.8	$	9.7	$	22.4	$	(117.8)	$	—	$	5,420.9
2019	$	6,399.2	$	66.2	$	0.6	$	24.7	$	(118.5)	$	—	$	6,372.2
2020	$	6,874.7	$	287.6	$	5.5	$	26.7	$	(118.5)	$	—	$	7,076.0
2021	$	6,914.1	$	243.0	$	10.8	$	29.0	$	(118.5)	$	—	$	7,078.4
2022	$	6,302.3	$	250.8	$	8.7	$	22.8	$	(118.5)	$	—	$	6,466.1

[1] Average capital invested is defined as average debt plus average shareholders' equity.
[2] The deferred debt issuance adjustment reverses the impact of the reclassification of deferred debt issuance costs from other assets to GAAP average debt as a result of the adoption by the Financial Accounting Standards Board of Accounting Standards Update (ASU) No. 2015-03, as amended by ASU No. 2015-05. The net effect of this adjustment is to report adjusted average capital on the same basis as reported in historical shareholder letters.

	GAAP return on capital[1]	Floating yield adjustment	Senior notes adjustment	Deferred debt issuance adjustment[2]	Income tax adjustment	Other adjustments	Adjusted return on capital
2003	6.9%	0.2%	0.0%	0.0%	1.3%	1.3%	9.7%
2004	13.5%	−0.3%	0.0%	0.0%	−0.3%	−0.6%	12.3%
2005	15.6%	−0.6%	0.0%	0.0%	0.0%	−1.3%	13.7%
2006	13.3%	−0.1%	0.0%	0.0%	−0.3%	1.0%	13.9%
2007	11.0%	0.4%	0.0%	0.0%	−0.2%	0.7%	11.9%
2008	9.8%	1.2%	0.0%	0.0%	0.0%	0.3%	11.3%
2009	17.0%	−2.2%	0.0%	0.0%	−0.2%	0.0%	14.6%
2010	18.9%	0.0%	0.0%	−0.2%	−1.0%	0.0%	17.7%
2011	16.7%	0.4%	0.0%	−0.2%	−0.1%	0.0%	16.8%
2012	15.1%	−0.1%	0.0%	−0.1%	−0.2%	0.0%	14.7%
2013	14.5%	−0.2%	0.0%	−0.1%	−0.1%	0.0%	14.1%
2014	13.1%	−0.3%	0.5%	−0.1%	0.0%	0.0%	13.2%
2015	12.5%	0.4%	−0.1%	−0.1%	0.0%	0.0%	12.7%
2016	11.3%	0.7%	−0.1%	0.0%	0.0%	0.0%	11.9%
2017	13.0%	0.7%	−0.1%	−0.1%	−2.3%	0.0%	11.2%
2018	12.8%	−0.6%	−0.1%	0.0%	0.4%	0.0%	12.5%
2019	12.6%	−0.1%	0.0%	0.0%	0.2%	0.0%	12.7%
2020	8.3%	3.3%	0.0%	0.0%	0.2%	0.0%	11.8%
2021	15.7%	−2.5%	0.0%	−0.1%	0.4%	0.0%	13.5%
2022	10.6%	2.2%	0.0%	0.0%	0.4%	0.0%	13.2%

[1] Return on capital is defined as net income plus after-tax interest expense divided by average capital.
[2] The deferred debt issuance adjustment reverses the impact of the reclassification of deferred debt issuance costs from other assets to GAAP average debt as a result of the adoption by the Financial Accounting Standards Board of Accounting Standards Update (ASU) No. 2015-03, as amended by ASU No. 2015-05. The net effect of this adjustment is to report adjusted average capital on the same basis as reported in historical shareholder letters.

	GAAP weighted average cost of capital[1]	Floating yield adjustment	Senior notes adjustment	Deferred debt issuance adjustment[2]	Income tax adjustment	Other adjustments	Adjusted weighted average cost of capital[3]
2003	9.0%	0.0%	0.0%	0.0%	0.0%	0.0%	9.0%
2004	8.6%	0.0%	0.0%	0.0%	0.0%	0.0%	8.6%
2005	8.3%	0.0%	0.0%	0.0%	0.0%	0.0%	8.3%
2006	8.1%	0.0%	0.0%	0.0%	0.0%	0.0%	8.1%
2007	7.0%	0.0%	0.0%	0.0%	0.0%	0.0%	7.0%
2008	6.4%	0.0%	0.0%	0.0%	0.0%	0.0%	6.4%
2009	6.7%	0.0%	0.0%	0.0%	0.0%	0.0%	6.7%
2010	7.3%	0.0%	0.0%	−0.1%	0.0%	0.0%	7.2%
2011	6.5%	0.0%	0.0%	−0.1%	0.0%	0.0%	6.4%
2012	5.6%	0.0%	0.0%	−0.1%	0.0%	0.0%	5.5%
2013	5.7%	0.0%	0.0%	0.0%	0.0%	0.0%	5.7%
2014	5.2%	0.1%	0.0%	0.0%	0.0%	0.0%	5.3%
2015	5.0%	0.0%	0.0%	0.0%	0.0%	0.0%	5.0%
2016	4.9%	0.1%	0.0%	0.0%	0.0%	0.0%	5.0%
2017	5.1%	0.1%	0.0%	0.0%	0.0%	0.0%	5.2%
2018	6.3%	0.1%	0.0%	−0.1%	−0.1%	0.0%	6.2%
2019	6.0%	0.1%	0.0%	0.0%	−0.1%	0.0%	6.0%
2020	5.1%	0.2%	0.0%	0.0%	−0.1%	0.0%	5.2%
2021	5.3%	0.2%	0.0%	0.0%	−0.1%	0.0%	5.4%
2022	5.6%	0.4%	0.0%	0.0%	−0.2%	0.0%	5.8%

[1] The weighted average cost of capital includes both a cost of equity and a cost of debt. The cost of equity capital is determined based on a formula that considers the risk of the business and the risk associated with our use of debt. The formula utilized for determining the cost of equity capital is as follows: (the average 30-year Treasury rate + 5%) + [(1 − tax rate) x (the average 30-year Treasury rate + 5% − pre-tax average cost-of-debt rate) x average debt / (average equity + average debt x tax rate)].

[2] The deferred debt issuance adjustment reverses the impact of the reclassification of deferred debt issuance costs from other assets to GAAP average debt as a result of the adoption by the Financial Accounting Standards Board of Accounting Standards Update (ASU) No. 2015-03, as amended by ASU No. 2015-05. The net effect of this adjustment is to report adjusted average capital on the same basis as reported in historical shareholder letters.

[3] The adjusted weighted average cost of capital includes both a cost of adjusted equity and a cost of debt. The cost of adjusted equity capital is calculated using the same formula as above except that adjusted average equity is used in the calculation instead of average equity.

	GAAP net income per share (diluted)		Non-GAAP adjustments per share (diluted)[1]		Adjusted net income per share (diluted)		Imputed cost of equity per share (diluted)		Economic Profit per share (diluted)	
2003	$	0.57	$	0.29	$	0.86	$	(0.79)	$	0.07
2004	$	1.40	$	(0.13)	$	1.27	$	(0.84)	$	0.43
2005	$	1.85	$	(0.24)	$	1.61	$	(0.88)	$	0.73
2006	$	1.66	$	0.09	$	1.75	$	(0.84)	$	0.91
2007	$	1.76	$	0.22	$	1.98	$	(0.87)	$	1.11
2008	$	2.16	$	0.50	$	2.66	$	(1.15)	$	1.51
2009	$	4.62	$	(0.67)	$	3.95	$	(1.45)	$	2.50
2010	$	5.67	$	(0.32)	$	5.35	$	(1.59)	$	3.76
2011	$	7.07	$	0.23	$	7.30	$	(1.92)	$	5.38
2012	$	8.58	$	(0.13)	$	8.45	$	(2.22)	$	6.23
2013	$	10.54	$	(0.20)	$	10.34	$	(3.13)	$	7.21
2014	$	11.92	$	0.25	$	12.17	$	(3.92)	$	8.25
2015	$	14.28	$	0.49	$	14.77	$	(4.45)	$	10.32
2016	$	16.31	$	1.36	$	17.67	$	(5.58)	$	12.09
2017	$	24.04	$	(3.60)	$	20.44	$	(7.30)	$	13.14
2018	$	29.39	$	(1.00)	$	28.39	$	(10.96)	$	17.43
2019	$	34.57	$	0.13	$	34.70	$	(11.90)	$	22.80
2020	$	23.47	$	14.79	$	38.26	$	(11.98)	$	26.28
2021	$	59.52	$	(8.17)	$	51.35	$	(15.69)	$	35.66
2022	$	39.32	$	13.53	$	52.85	$	(17.87)	$	34.98

[1] Non-GAAP adjustments per share include a summation of adjustments made to calculate adjusted net income per share. See page 21 for additional detail on these adjustments.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the transition period from _____ to _____

Commission file number 000-20202

CREDIT ACCEPTANCE CORPORATION

(Exact name of registrant as specified in its charter)

Michigan	**38-1999511**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

25505 W. Twelve Mile Road	
Southfield, Michigan	**48034-8339**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (248) 353-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value	CACC	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of 6,499,700 shares of the registrant's common stock held by non-affiliates on June 30, 2022 was approximately $3,077.0 million. For purposes of this computation, all officers, directors and 10% beneficial owners of the registrant are assumed to be affiliates. Such determination should not be deemed an admission that such officers, directors and beneficial owners are, in fact, affiliates of the registrant.

At February 2, 2023, there were 12,833,388 shares of the registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement pertaining to the 2023 Annual Meeting of Shareholders (the "Proxy Statement") filed pursuant to Regulation 14A are incorporated herein by reference into Part III of this Annual Report on Form 10-K (this "Form 10-K").

CREDIT ACCEPTANCE CORPORATION
YEAR ENDED DECEMBER 31, 2022

INDEX TO FORM 10-K

ITEM 1.   BUSINESS

General

Since 1972, Credit Acceptance Corporation (referred to as the "Company", "Credit Acceptance", "we", "our" or "us") has offered financing programs that enable automobile dealers to sell vehicles to consumers, regardless of their credit history. Our financing programs are offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our financing programs, but who actually end up qualifying for traditional financing.

Without our financing programs, consumers are often unable to purchase vehicles or they purchase unreliable ones. Further, as we report to the three national credit reporting agencies, an important ancillary benefit of our programs is that we provide consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing.

Credit Acceptance was founded to collect retail installment contracts (referred to as "Consumer Loans") originated by automobile dealerships owned by Donald Foss, our founder. During the 1980s, we began to market this service to non-affiliated dealers and, at the same time, began to offer dealers a non-recourse cash payment (referred to as an "advance") against anticipated future collections on Consumer Loans serviced for that dealer.

We refer to automobile dealers who participate in our programs and who share our commitment to changing consumers' lives as "Dealers". Upon enrollment in our financing programs, the Dealer enters into a Dealer servicing agreement with us that defines the legal relationship between Credit Acceptance and the Dealer. The Dealer servicing agreement assigns the responsibilities for administering, servicing, and collecting the amounts due on Consumer Loans from the Dealers to us. We are an indirect lender from a legal perspective, meaning the Consumer Loan is originated by the Dealer and assigned to us.

The vast majority of the Consumer Loans assigned to us are made to consumers with impaired or limited credit histories. The following table shows the percentage of Consumer Loans assigned to us with either FICO® scores below 650 or no FICO® scores:

| | For the Years Ended December 31, | | |
Consumer Loan Assignment Volume	2022	2021	2020
Percentage of total unit volume with either FICO® scores below 650 or no FICO® scores	84.8 %	91.0 %	94.9 %

In 2020, we began piloting an option that expanded our financing programs to consumers with higher credit ratings. In the fourth quarter of 2021, we made this option available to all Dealers. A portion of the reduction in the percentage of total unit volume with FICO® scores below 650 or no FICO® scores relates to Consumer Loans assigned under this option.

Business Segment Information

We currently operate in one reportable segment which represents our core business of offering Dealers financing programs and related products and services that enable them to sell vehicles to consumers, regardless of their credit history. For information regarding our one reportable segment and related entity-wide disclosures, see Note 15 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Principal Business

We offer our Dealers financing programs that enable them to sell vehicles to consumers, regardless of their credit history. We have two programs: the Portfolio Program and the Purchase Program. Under the Portfolio Program, we advance money to Dealers (referred to as a "Dealer Loan") in exchange for the right to service the underlying Consumer Loans. Under the Purchase Program, we buy the Consumer Loans from the Dealers (referred to as a "Purchased Loan") and keep all amounts collected from the consumer. Dealer Loans and Purchased Loans are collectively referred to as "Loans". The following table shows the percentage of Consumer Loans assigned to us under each of the programs for each of the last three years:

For the Years Ended December 31,	Unit Volume		Dollar Volume (1)	
	Portfolio Program	Purchase Program	Portfolio Program	Purchase Program
2020	64.1 %	35.9 %	60.6 %	39.4 %
2021	67.9 %	32.1 %	65.0 %	35.0 %
2022	73.5 %	26.5 %	69.8 %	30.2 %

(1) Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program. Payments of Dealer Holdback (as defined below) and accelerated Dealer Holdback are not included.

Portfolio Program

As payment for the vehicle, the Dealer generally receives the following:

- a down payment from the consumer;
- a cash advance from us; and
- after the advance balance (cash advance and related Dealer Loan fees and costs) has been recovered by us, the cash from payments made on the Consumer Loan, net of certain collection costs and our servicing fee ("Dealer Holdback").

We record the amount advanced to the Dealer as a Dealer Loan, which is classified within Loans receivable in our consolidated balance sheets. Cash advanced to the Dealer is automatically assigned to the Dealer's open pool of advances. Dealers make an election as to how many Consumer Loans (either 50 or 100) will be assigned to an open pool before it is closed, and subsequent advances are assigned to a new pool. Unless we receive a request from the Dealer to keep a pool open, we automatically close each pool based on the Dealer's election. All advances within a Dealer's pool are secured by the future collections on the related Consumer Loans assigned to the pool. For Dealers with more than one pool, the pools are cross-collateralized so the performance of other pools is considered in determining eligibility for Dealer Holdback. We perfect our security interest with respect to the Dealer Loans by obtaining control or taking possession of the Consumer Loans, which list us as lien holder on the vehicle title.

The Dealer servicing agreement provides that collections received by us during a calendar month on Consumer Loans assigned by a Dealer are applied on a pool-by-pool basis as follows:

- first, to reimburse us for certain collection costs;
- second, to pay us our servicing fee, which generally equals 20% of collections;
- third, to reduce the aggregate advance balance and to pay any other amounts due from the Dealer to us; and
- fourth, to the Dealer as payment of Dealer Holdback.

If the collections on Consumer Loans from a Dealer's pool are not sufficient to repay the advance balance and any other amounts due to us, the Dealer will not receive Dealer Holdback. Certain events may also result in Dealers forfeiting their rights to Dealer Holdback, including becoming inactive before assigning 100 Consumer Loans.

Dealers have an opportunity to receive an accelerated Dealer Holdback payment each time a pool of Consumer Loans is closed. The amount paid to the Dealer is calculated using a formula that considers the number of Consumer Loans assigned to the pool and the related forecasted collections and advance balance.

Since typically the combination of the advance and the consumer's down payment provides the Dealer with a cash profit at the time of sale, the Dealer's risk in the Consumer Loan is limited. We cannot demand repayment of the advance from the Dealer except in the event the Dealer is in default of the Dealer servicing agreement. Advances are made only after the consumer and Dealer have signed a Consumer Loan contract, we have received the executed Consumer Loan contract and supporting documentation in either physical or electronic form, and we have approved all of the related stipulations for funding.

For accounting purposes, the transactions described under the Portfolio Program are not considered to be loans to consumers. Instead, our accounting reflects that of a lender to the Dealer. The classification as a Dealer Loan for accounting purposes is primarily a result of (1) the Dealer's financial interest in the Consumer Loan and (2) certain elements of our legal relationship with the Dealer.

Purchase Program

The Purchase Program differs from our Portfolio Program in that the Dealer receives a one-time payment from us at the time of assignment to purchase the Consumer Loan instead of a cash advance at the time of assignment and future Dealer Holdback payments. For accounting purposes, the transactions described under the Purchase Program are considered to be originated by the Dealer and then purchased by us.

Program Enrollment

Dealers are granted access to our Portfolio Program upon enrollment. Access to the Purchase Program is typically only granted to Dealers that meet one of the following:

- assigned at least 50 Consumer Loans under the Portfolio Program;
- franchise dealership; or
- independent dealership that meets certain criteria upon enrollment.

Revenue Sources

Credit Acceptance derives its revenues from the following principal sources:

- finance charges, which are comprised of: (1) interest income earned on Loans; (2) administrative fees earned from ancillary products; (3) program fees charged to Dealers under the Portfolio Program; (4) Consumer Loan assignment fees charged to Dealers; and (5) direct origination costs incurred on Dealer Loans;
- premiums earned on the reinsurance of vehicle service contracts; and
- other income, which primarily consists of ancillary product profit sharing, remarketing fees, Dealer enrollment fees, Dealer support products and services, and interest. For additional information, see Note 8 to the consolidated financial statements contained in Item 8 to this Form 10-K, which is incorporated herein by reference.

The following table sets forth the percent relationship to total revenue of each of these sources:

	For the Years Ended December 31,		
Percent of Total Revenue	**2022**	**2021**	**2020**
Finance charges	92.0 %	93.9 %	93.6 %
Premiums earned	3.4 %	3.2 %	3.4 %
Other income	4.6 %	2.9 %	3.0 %
Total revenue	100.0 %	100.0 %	100.0 %

Operations

Sales and Marketing. Our target market is approximately 60,000 independent and franchised automobile dealers in the United States. We have market area managers located throughout the United States that market our programs to prospective Dealers, enroll new Dealers, and support active Dealers. The number of Dealer enrollments and active Dealers for each of the last three years are presented in the table below:

For the Years Ended December 31,	Dealer Enrollments	Active Dealers (1)
2020	3,413	12,690
2021	2,804	11,410
2022	3,627	11,901

(1)   Active Dealers are Dealers who have received funding for at least one Loan during the period.

Once Dealers have enrolled in our programs, the market area managers work closely with the newly enrolled Dealers to help them successfully launch our programs within their dealerships. Market area managers also provide active Dealers with ongoing support and consulting focused on improving the Dealers' success on our programs, including assistance with increasing the volume and performance of Consumer Loan assignments.

Dealer Servicing Agreement. As a part of the enrollment process, a new Dealer is required to enter into a Dealer servicing agreement with Credit Acceptance that defines the legal relationship between Credit Acceptance and the Dealer. The Dealer servicing agreement assigns the responsibilities for administering, servicing, and collecting the amounts due on Consumer Loans from the Dealers to us. Under the typical Dealer servicing agreement, a Dealer represents that it will only assign Consumer Loans to us that satisfy criteria established by us, meet certain conditions with respect to their binding nature and the status of the security interest in the purchased vehicle, and comply with applicable state and federal laws and regulations.

The typical Dealer servicing agreement may be terminated by us or by the Dealer upon written notice. We may terminate the Dealer servicing agreement immediately in the case of an event of default by the Dealer. Events of default include, among other things:

- the Dealer's refusal to allow us to audit its records relating to the Consumer Loans assigned to us;
- the Dealer, without our consent, is dissolved; merges or consolidates with an entity not affiliated with the Dealer; or sells a material part of its assets outside the course of its business to an entity not affiliated with the Dealer; or
- the appointment of a receiver for, or the bankruptcy or insolvency of, the Dealer.

While a Dealer can cease assigning Consumer Loans to us at any time without terminating the Dealer servicing agreement, if the Dealer elects to terminate the Dealer servicing agreement or in the event of a default, we have the right to require that the Dealer immediately pay us:

- any unreimbursed collection costs on Dealer Loans;
- any unpaid advances and all amounts owed by the Dealer to us; and
- a termination fee equal to 15% of the then outstanding amount of the Consumer Loans assigned to us.

Upon receipt of such amounts in full, we reassign the Consumer Loans and our security interest in the financed vehicles to the Dealer.

In the event of a termination of the Dealer servicing agreement by us, we may continue to service Consumer Loans assigned by Dealers accepted prior to termination in the normal course of business without charging a termination fee.

Consumer Loan Assignment. Once a Dealer has enrolled in our programs, the Dealer may begin assigning Consumer Loans to us. For legal purposes, a Consumer Loan is considered to have been assigned to us after the following has occurred:

- the consumer and Dealer have signed a Consumer Loan contract; and
- we have received the executed Consumer Loan contract and supporting documentation in either physical or electronic form.

For accounting and financial reporting purposes, a Consumer Loan is considered to have been assigned to us after the following has occurred:

- the Consumer Loan has been legally assigned to us; and
- we have made a funding decision and generally have provided funding to the Dealer in the form of either an advance under the Portfolio Program or one-time purchase payment under the Purchase Program.

A Consumer Loan is originated by the Dealer when a consumer enters into a contract with a Dealer that sets forth the terms of the agreement between the consumer and the Dealer for the payment of the purchase price of the vehicle. The amount of the Consumer Loan consists of the total principal and interest that the consumer is required to pay over the term of the Consumer Loan. Consumer Loans are written on a contract form provided or approved by us. Although the Dealer is named in the Consumer Loan contract, the Dealer generally does not have legal ownership of the Consumer Loan for more than a moment and we, not the Dealer, are listed as lien holder on the vehicle title. Consumers are obligated to make payments on the Consumer Loan directly to us, and any failure to make such payments will result in our pursuing payment through collection efforts.

All Consumer Loans submitted to us for assignment are processed through our Credit Approval Processing System ("CAPS"). CAPS allows Dealers to input a consumer's credit application and view the response from us via the internet. CAPS allows Dealers to: (1) receive a quick approval from us; (2) interact with our proprietary credit scoring system to optimize the structure of each transaction prior to delivery; and (3) create, electronically execute, and print legally compliant Consumer Loan documents. All responses include the amount of funding (advance for a Dealer Loan or purchase price for a Purchased Loan), as well as any stipulations required for funding. The amount of funding is determined using a formula which considers a number of factors including the timing and amount of cash flows expected on the related Consumer Loan and our target profitability at the time a Consumer Loan is submitted to us for assignment. The estimated future cash flows are determined based upon our proprietary credit scoring system, which considers numerous variables, including attributes contained in the consumer's credit bureau report, data contained in the consumer's credit application, the structure of the proposed transaction, vehicle information, and other factors, to calculate a composite credit score that corresponds to an expected collection rate. Our proprietary credit scoring system forecasts the collection rate based upon the historical performance of Consumer Loans in our portfolio that share similar characteristics. The performance of our proprietary credit scoring system is evaluated monthly by comparing projected to actual Consumer Loan performance. Adjustments are made to our proprietary credit scoring system as necessary. For additional information on adjustments to forecasted collection rates, please see the Critical Accounting Estimates section in Item 7 of this Form 10-K, which is incorporated herein by reference.

While a Dealer can submit any legally compliant Consumer Loan to us for assignment, the decision whether to provide funding to the Dealer and the amount of any funding is made solely by us. Through our Dealer Service Center, we perform all significant functions relating to the processing of the Consumer Loan applications and bear certain costs of Consumer Loan assignment, including the cost of assessing the adequacy of Consumer Loan documentation, compliance with our underwriting guidelines, and the cost of verifying employment, residence, and other information provided by the Dealer.

We audit Consumer Loan files for compliance with our underwriting guidelines on a daily basis in order to assess whether our Dealers are operating in accordance with the terms and conditions of our Dealer servicing agreement. We occasionally identify breaches of the Dealer servicing agreement and depending upon the circumstances, and at our discretion, we may:

- change pricing or charge the Dealer fees for future Consumer Loan assignments;
- reassign the Consumer Loans back to the Dealer and require repayment of the related advances and/or purchase payments; or
- terminate our relationship with the Dealer.

Consumer Loans that have been assigned to us can be reassigned back to the Dealer, at the Dealer's discretion, as follows:

- an individual Consumer Loan may be reassigned within 180 days of assignment. We require repayment of the related advance or purchase payment and, if requested more than 90 days after assignment, payment of a fee; and
- all Consumer Loans assigned under the Portfolio Program may be reassigned through termination of the Dealer servicing agreement, as described under "Dealer Servicing Agreement," above.

Our business model allows us to share the risk and reward of collecting on the Consumer Loans with the Dealers, more so with the Portfolio Program than the Purchase Program. Such sharing is intended to motivate the Dealer to assign better quality Consumer Loans, follow our underwriting guidelines, comply with various legal regulations, meet our credit compliance requirements, and provide appropriate service and support to the consumer after the sale. In addition, our Dealer Service Center works closely with Dealers to assist them in resolving any documentation deficiencies or funding stipulations. We believe this arrangement causes the interests of the Dealer, the consumer, and us to all be aligned.

We measure various criteria for each Dealer against other Dealers in their geographic area as well as the top performing Dealers. Dealers are assigned a Dealer rating based upon the performance of their Consumer Loans in both the Portfolio and Purchase Programs as well as other criteria. The Dealer rating is one of the factors used to determine the amount paid to Dealers as an advance or to acquire a Purchased Loan. We provide each Dealer under the Portfolio Program with a monthly statement summarizing all activity that occurred on their Consumer Loan assignments.

Servicing. Our largest group of collectors services Consumer Loans that are in the early stages of delinquency. Collection efforts typically consist of placing a call to the consumer within one day of the missed payment due date, although efforts may begin later for some segments of accounts. Consumer Loans are segmented into dialing pools by various phone contact profiles in an effort to efficiently contact the consumer. We utilize text messaging and email as additional means to contact the consumer. Our collectors work with consumers to attempt to reach a solution that will help them avoid becoming further past due and get them current where possible.

The decision to repossess a vehicle is based on policy-based criteria. When a Consumer Loan is approved for repossession, we continue to service the Consumer Loan while it is being assigned to a third party repossession contractor, who works on a contingency fee basis. Once a vehicle has been repossessed, the consumer can negotiate to redeem the vehicle, whereupon the vehicle is returned to the consumer in exchange for paying off the Consumer Loan balance; or, where appropriate or if required by law, the vehicle is returned to the consumer and the Consumer Loan is reinstated in exchange for a payment that reduces or eliminates the past due balance. If this process is unsuccessful, the vehicle is sold at a wholesale automobile auction. Prior to sale, the vehicle is typically inspected by a representative at the auction who provides repair and reconditioning recommendations. Alternatively, our remarketing representatives may inspect the vehicle directly. Our remarketing representatives then authorize any repair and reconditioning work in order to maximize the net sale proceeds at auction.

If the vehicle sale proceeds are not sufficient to satisfy the balance owing on the Consumer Loan, we may offer the consumer the opportunity to settle any outstanding balance for less than the amount owed. At this point, the Consumer Loan is serviced by either: (1) our internal collection team, in the event the consumer is willing to make payments on the full or partial deficiency balance; or (2) where permitted by law, our external collection team, if it is believed that legal action is required to reduce the deficiency balance owing on the Consumer Loan. Our external collection team generally assigns Consumer Loans to third party collection attorneys who work on a contingency fee basis.

Collectors service Consumer Loans through our servicing platform, which consists of the following two systems:

- The collection system, which assigns Consumer Loans to collectors through a predictive dialer and records all collection activity, including:

  - details of past phone conversations with the consumer;
  - collection letters sent;
  - promises to pay;
  - broken promises;
  - repossession orders; and
  - collection attorney activity.

- The servicing system, which maintains a record of all transactions relating to Consumer Loan assignments and is a primary source of data utilized to:

  - determine the outstanding balance of the Consumer Loans;
  - forecast future collections;
  - analyze the profitability of our program; and
  - evaluate our proprietary credit scoring system.

Ancillary Products

We provide Dealers the ability to offer vehicle service contracts to consumers through our relationships with Third Party Providers ("TPPs"). A vehicle service contract provides the consumer protection by paying for the repair or replacement of certain components of the vehicle in the event of a mechanical failure. The retail price of the vehicle service contract is included in the principal balance of the Consumer Loan. The wholesale cost of the vehicle service contract is paid to the TPP, net of an administrative fee retained by us. We recognize our fee as finance charges on a level-yield basis over the life of the related Loan. The difference between the wholesale cost and the retail price to the consumer is paid to the Dealer as a commission. Under the Portfolio Program, the wholesale cost of the vehicle service contract and the commission paid to the Dealer are charged to the Dealer's advance balance. TPPs process claims on vehicle service contracts that are underwritten by third party insurers. We bear the risk of loss for claims on certain vehicle service contracts that are reinsured by us. We market the vehicle service contracts directly to our Dealers. Our agreement with one of our TPPs allows us to receive profit sharing payments depending on the performance of the vehicle service contracts.

VSC Re Company ("VSC Re"), our wholly owned subsidiary, is engaged in the business of reinsuring coverage under vehicle service contracts sold to consumers by Dealers on vehicles financed by us. VSC Re currently reinsures vehicle service contracts that are offered through one of our TPPs. Vehicle service contract premiums, which represent the selling price of the vehicle service contract to the consumer, less fees and certain administrative costs, are contributed to trust accounts controlled by VSC Re. These premiums are used to fund claims covered under the vehicle service contracts. VSC Re is a bankruptcy remote entity. As such, our exposure to fund claims is limited to the trust assets controlled by VSC Re and our net investment in VSC Re.

We provide Dealers the ability to offer Guaranteed Asset Protection ("GAP") to consumers through our relationships with TPPs. GAP provides the consumer protection by paying the difference between the loan balance and the amount covered by the consumer's insurance policy in the event of a total loss of the vehicle due to severe damage or theft. The retail price of GAP is included in the principal balance of the Consumer Loan. The wholesale cost of GAP is paid to the TPP, net of an administrative fee retained by us. We recognize our fee as finance charges on a level-yield basis over the life of the related Loan. The difference between the wholesale cost and the retail price to the consumer is paid to the Dealer as a commission. Under the Portfolio Program, the wholesale cost of GAP and the commission paid to the Dealer are charged to the Dealer's advance balance. TPPs process claims on GAP contracts that are underwritten by third party insurers. Our agreement with one of our TPPs allow us to receive profit sharing payments depending on the performance of the GAP contracts.

Under our Purchase Program, we provide Dealers that meet certain criteria the ability to offer vehicle service contracts and GAP to consumers through the Dealers' relationships with TPPs. The retail price of the vehicle service contract and/or GAP is included in the principal balance of the Consumer Loan and is paid to the Dealer. Under this arrangement, we do not receive an administrative fee and the Dealers' TPPs process claims.

Competition

The market for consumers who do not qualify for conventional automobile financing is large and highly competitive. The market is currently served by "buy here, pay here" dealerships, banks, captive finance affiliates of automobile manufacturers, credit unions, and independent finance companies both publicly and privately owned. Many of these companies are much larger and have greater resources than us. We compete on the basis of the level of service provided by our Dealer Service Center and sales personnel. In addition, we compete by offering a profitable and efficient method for Dealers to finance consumers who would be more difficult or less profitable to finance through other methods.

Customer and Geographic Concentrations

The following tables provide information regarding the five states that were responsible for the largest dollar volume of Consumer Loan assignments and the related number of active Dealers during 2022, 2021, and 2020:

(Dollars in millions)	For the Year Ended December 31, 2022			
	Consumer Loan Assignments		Active Dealers (2)	
	Dollar Volume (1)	% of Total	Number	% of Total
Michigan	$ 353.0	9.7 %	731	6.1 %
New York	229.8	6.3 %	687	5.8 %
Ohio	205.7	5.7 %	832	7.0 %
Texas	205.5	5.7 %	903	7.6 %
New Jersey	204.0	5.6 %	300	2.5 %
All other states	2,427.3	67.0 %	8,448	71.0 %
Total	$ 3,625.3	100.0 %	11,901	100.0 %

(Dollars in millions)	For the Year Ended December 31, 2021			
	Consumer Loan Assignments		Active Dealers (2)	
	Dollar Volume (1)	% of Total	Number	% of Total
Michigan	$ 343.4	10.8 %	747	6.5 %
New York	218.9	6.9 %	709	6.2 %
Ohio	181.5	5.7 %	764	6.7 %
Texas	170.2	5.4 %	810	7.1 %
Tennessee	162.9	5.1 %	458	4.0 %
All other states	2,090.9	66.1 %	7,922	69.5 %
Total	$ 3,167.8	100.0 %	11,410	100.0 %

(Dollars in millions)	For the Year Ended December 31, 2020			
	Consumer Loan Assignments		Active Dealers (2)	
	Dollar Volume (1)	% of Total	Number	% of Total
Michigan	$ 325.2	8.9 %	775	6.1 %
Ohio	236.7	6.5 %	853	6.7 %
New York	234.2	6.4 %	765	6.0 %
Texas	215.9	5.9 %	927	7.3 %
Tennessee	179.8	4.9 %	490	3.9 %
All other states	2,449.4	67.4 %	8,880	70.0 %
Total	$ 3,641.2	100.0 %	12,690	100.0 %

(1) Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.
(2) Active Dealers are Dealers who have received funding for at least one Loan during the year.

No single Dealer's Loans receivable balance accounted for more than 10% of total Loans receivable balance as of December 31, 2022 or 2021.

Seasonality

Our business is seasonal with peak Consumer Loan assignments and collections occurring during the first quarter of the year. This seasonality has a material impact on our interim results, as we are required to recognize a significant provision for credit losses expense at the time of assignment. For additional information, see Note 2 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Regulation

Our business is subject to laws and regulations, including the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, prohibitions against unfair, deceptive, and abusive acts and practices, and various other state and federal laws and regulations. These laws and regulations, among other things, require licensing and qualification; limit interest rates, fees, and other charges associated with the Consumer Loans assigned to us; require specified disclosures by Dealers to consumers; govern the sale and terms of ancillary products; and define the rights to repossess and sell collateral. Failure to comply with these laws or regulations could have a material adverse effect on us by, among other things, limiting the jurisdictions in which we may operate, restricting our ability to realize the value of the collateral securing the Consumer Loans, making it more costly or burdensome to do business, or resulting in potential liability. The volume of new or modified laws and regulations has increased in recent years. From time to time, legislation and regulations are enacted which increase the cost of doing business, limit or expand permissible activities, or affect the competitive balance among financial services providers. Proposals to change the laws and regulations governing the operations and taxation of financial institutions and financial services providers are frequently made in the U.S. Congress, in the state legislatures, and by various regulatory agencies. Such changes in laws and regulations may change our operating environment in substantial and unpredictable ways and may have a material adverse effect on our business.

We are subject to supervision by the Bureau of Consumer Financial Protection (the "Bureau"). The Bureau has rulemaking and enforcement authority over certain non-depository institutions, including us. The Bureau is specifically authorized, among other things, to take actions to prevent companies providing consumer financial products or services and their service providers from engaging in unfair, deceptive, or abusive acts or practices in connection with consumer financial products and services, and to issue rules requiring enhanced disclosures or consumer access to information for consumer financial products or services. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Bureau also may restrict the use of pre-dispute mandatory arbitration clauses in contracts between covered persons and consumers for a consumer financial product or service. The Bureau also has authority to interpret, enforce, and issue regulations implementing enumerated consumer laws, including certain laws that apply to our business. The Dodd-Frank Act and regulations promulgated thereunder may affect our cost of doing business, may limit or expand our permissible activities, may affect the competitive balance within our industry and market areas, and could have a material adverse effect on us.

In addition to the Bureau, other state and federal agencies have the ability to regulate aspects of our business. For example, the Dodd-Frank Act provides a mechanism for state attorneys general to investigate us. Separately, state attorneys general and certain state regulators have authority under their respective rules and laws, to investigate and/or regulate aspects of our business. In addition, the Federal Trade Commission has jurisdiction to investigate aspects of our business. We expect that regulatory investigations of our business by both state and federal agencies will continue and that the results of these investigations could have a material adverse impact on us.

Ongoing Regulatory Matters

Regulatory matters to which we are a party include the following matters, in each case the eventual scope, duration, and outcome of which we cannot predict at this time.

• On December 1, 2021, we received a subpoena from the Office of the Attorney General for the State of California seeking documents and information regarding GAP products, GAP product administration, and refunds.

• On May 7, 2019, we received a subpoena from the Consumer Frauds and Protection Bureau of the Office of the New York State Attorney General, relating to the Company's origination and collection policies and procedures in the state of New York. On July 30, 2020, we received two additional subpoenas from the Office of the New York State Attorney General, both from the Consumer Frauds and Protection Bureau and the Investor Protection Bureau, relating to the Company's origination and collection policies and procedures in the state of New York and its securitizations. On August 28, 2020, we were informed that one of the two additional subpoenas was being withdrawn. On November 16, 2020, we received an additional subpoena for documents from the Office of the New York State Attorney General. On November 19, 2020, the Company received a letter from the Office of the New York State Attorney General stating that the New York State Attorney General was considering bringing claims against the Company under the Dodd-Frank Act, New York Executive Law § 63(12), the New York Martin Act and New York General Business Law § 349 in connection with the Company's origination and securitization practices. On December 9, 2020, we responded to the New York State Attorney General's letter disputing the assertions contained therein. On December 21, 2020, we received two additional subpoenas from the Office of the New York State Attorney General, one relating to data and the other seeking testimony. On February 24 and April 30, 2021, we received additional subpoenas from the Office of the New York State Attorney General seeking information relating to its investigation. On August 23, 2022, we received a letter from the Consumer Frauds and Protection Bureau of the Office of the New York State Attorney General stating that the Office of the New York State Attorney General intended to commence litigation against the Company asserting violations of New York Executive Law § 63(12) and New York General Business Law §§ 349 and 352 et seq. and applicable federal laws, including but not limited to claims that the Company engaged in unfair and deceptive trade practices in auto lending, debt collection, and asset-backed securitizations in the State of New York in violation of the Dodd-Frank Act, New York Executive Law § 63(12), the New York Martin Act and New York General Business Law § 349, and seeking to obtain injunctive relief, restitution, civil penalties, damages, disgorgement, reformation, rescission, costs, and such other relief as the court may deem just and proper. On January 4, 2023, the Office of the New York State Attorney General and the Bureau jointly filed a complaint in the United States District Court for the Southern District of New York alleging that the Company engaged in deceptive practices, fraud, illegality, and securities fraud in violation of New York Executive Law § 63(12) and New York General Business Law §§ 349 and 352, and that the Company engaged in deceptive and abusive acts and provided substantial assistance to a covered person or service provider in violation of the Consumer Financial Protection Act of 2010 (the "CFPA"), 12 U.S.C. § 5531 and 12 U.S.C. § 5536(a)(1)(B). The complaint seeks injunctive relief, an accounting of all consumers for whom the Company provided financing, restitution, damages, disgorgement, civil penalties, and payment of costs. The Company intends to vigorously defend itself in this matter.

- On April 22, 2019, we received a civil investigative demand from the Bureau seeking, among other things, certain information relating to the Company's origination and collection of Consumer Loans, TPPs, and credit reporting. On May 7, 2020, we received another civil investigative demand from the Bureau seeking additional information relating to its investigation. The Company raised various objections to the May 7, 2020 civil investigative demand, and on May 26, 2020, we were notified that it was withdrawn. On June 1, 2020, we received another civil investigative demand that was similar to the May 7, 2020 demand, and which raised many of the same objections. We formally petitioned the Bureau to modify the June 1, 2020 civil investigative demand. On September 3, 2020, the Director of the Bureau denied our petition to modify the June 1, 2020 civil investigative demand. On December 23, 2020, we received a civil investigative demand for investigational hearings in connection with the Bureau's investigation. The Company objected to certain portions of the civil investigative demands for hearings and, on January 19, 2021, the Bureau notified the Company that it had withdrawn such portions from the December 23, 2020 civil investigative demands. On March 11, 2021, we received another civil investigative demand from the Bureau seeking additional information relating to its investigation and an investigational hearing. On June 3, 2021, we received another civil investigative demand from the Bureau seeking additional information relating to its investigation. On December 6, 2021, we received a Notice and Opportunity to Respond and Advise ("NORA") letter from the Staff of the Office of Enforcement ("Staff") of the Bureau, stating that the Staff was considering whether to recommend that the Bureau take legal action against the Company for alleged violations of the CFPA in connection with the Company's consumer loan origination practices. The NORA letter stated that the Bureau may allege that the Company (i) committed abusive and unfair acts or practices in violation of 12 U.S.C. § 5531(c) and (d) and 12 U.S.C. § 5536(a)(1)(B) and (ii) substantially assisted the deceptive acts of others in violation of 12 U.S.C. § 5536 (a)(3). The NORA letter also stated that, in connection with any action, the Bureau may seek all remedies available under the CFPA, including civil money penalties, consumer redress, and injunctive relief. On January 18, 2022, the Company responded to the NORA letter disputing that it had committed any violations. On March 7, 2022, we received another civil investigative demand from the Bureau seeking additional information relating to its investigation. As noted above, on January 4, 2023, the Bureau and the Office of the New York State Attorney General jointly filed a complaint in the United States District Court for the Southern District of New York alleging that the Company engaged in deceptive practices, fraud, illegality, and securities fraud in violation of New York Executive Law § 63(12) and New York General Business Law §§ 349 and 352, and that the Company engaged in deceptive and abusive acts and provided substantial assistance to a covered person or service provider in violation of the CFPA, 12 U.S.C. § 5531 and 12 U.S.C. § 5536(a)(1)(B). The complaint seeks injunctive relief, an accounting of all consumers for whom the Company provided financing, restitution, damages, disgorgement, civil penalties, and payment of costs. The Company intends to vigorously defend itself in this matter.

- On March 18, 2016, we received a subpoena from the Attorney General of the State of Maryland, relating to the Company's repossession and sale policies and procedures in the state of Maryland. On April 3, 2020, we received a subpoena from the Attorney General of the State of Maryland relating to the Company's origination and collection policies and procedures in the state of Maryland. On August 11, 2020, we received a subpoena from the Attorney General of the State of Maryland restating most of the requests contained in the March 18, 2016 and April 3, 2020 subpoenas, making additional requests, and expanding the inquiry to include 41 other states (Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Michigan, Minnesota, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, and Wisconsin) and the District of Columbia. Also on August 11, 2020, we received from the Attorney General of the State of New Jersey a subpoena that is essentially identical to the August 11, 2020 Maryland subpoena, both as to substance and as to the jurisdictions identified.

- On December 9, 2014, we received a civil investigative subpoena from the U.S. Department of Justice pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 directing us to produce certain information relating to subprime automotive finance and related securitization activities.

In addition, governmental regulations that would deplete the supply of used vehicles, such as environmental protection regulations governing emissions or fuel consumption, could have a material adverse effect on us.

Our Dealers must also comply with credit and trade practice statutes and regulations. Failure of our Dealers to comply with these statutes and regulations could result in consumers having rights of rescission and other remedies that could have a material adverse effect on us.

The sale of vehicle service contracts and GAP by Dealers in connection with Consumer Loans assigned to us from Dealers is also subject to state laws and regulations. As we are the holder of the Consumer Loans that may, in part, finance these products, some of these state laws and regulations may apply to our servicing and collection of the Consumer Loans. Although these laws and regulations do not significantly affect our business, there can be no assurance that insurance or other regulatory authorities in the jurisdictions in which these products are offered by Dealers will not seek to regulate or restrict the operation of our business in these jurisdictions. Any regulation or restriction of our business in these jurisdictions could materially adversely affect the income received from these products.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable laws and regulations. Our agreements with Dealers provide that the Dealer shall indemnify us with respect to any loss or expense we incur as a result of the Dealer's failure to comply with applicable laws and regulations.

Team Members

Our team members are organized into three operating functions: Originations, Servicing, and Support.

Originations. The originations function includes team members that are responsible for marketing our programs to prospective Dealers, enrolling new Dealers, and supporting active Dealers. Originations also includes team members responsible for processing new Consumer Loan assignments.

Servicing. The servicing function includes team members that are responsible for servicing the Consumer Loans. The majority of these team members are responsible for collection activities on delinquent Consumer Loans.

Support. The support function includes team members that are responsible for engineering, corporate legal and compliance, human resources, finance, analytics, and marketing and product management.

The table below presents team members by operating function:

	Number of Team Members As of December 31,		
Operating Function	**2022**	**2021**	**2020**
Originations	505	500	527
Servicing	913	895	867
Support	828	678	639
Total	2,246	2,073	2,033

As of December 31, 2022, we had 2,246 full- and part-time team members. Our team members have no union affiliations, and we believe our relationship with our team members is in good standing. We strive to create a work environment that is pleasant, professional, and free from intimidation, hostility, or other offenses that may interfere with work performance. All team members complete non-discrimination and anti-harassment training, promoting a safe and inclusive work environment.

The vast majority of our team members work remotely from locations within the United States, with nearly half of our team members located outside of Michigan. Our Company is highly diverse, as more than half of our team members are women, and more than half belong to a minority ethnicity. Our team members reflect diversity of nationality, faith, age, and sexual orientation. We believe that our workplace is naturally diverse and inclusive due to our practices of maintaining open and transparent communication and fostering a climate in which all team members are welcome to speak up and contribute. We have a Diversity and Inclusion Committee, chaired by a senior manager, tasked with generating concrete actions that we can take together to help our communities heal and make our culture and our Company stronger.

We place great importance on listening to our team members, as we believe that "the people doing the work know the most about it." We encourage participation in periodic anonymous surveys to gain honest feedback about our workplace from our team members, and we use this feedback to generate ideas for improvement. Our Company's culture attracts talented people and enables them to perform to their potential. We have been honored to receive many workplace awards in recent years.

Available Information

Our internet address is *creditacceptance.com*. We make available free of charge on our internet web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

ITEM 1A.   RISK FACTORS

Industry, Operational and Macroeconomic Risks

Our inability to accurately forecast and estimate the amount and timing of future collections could have a material adverse effect on results of operations.

The vast majority of the Consumer Loans assigned to us are made to individuals with impaired or limited credit histories. Consumer Loans made to these individuals generally entail a higher risk of delinquency, default, and repossession, and higher losses than loans made to consumers with better credit. Since most of our revenue and cash flows from operations are generated from these Consumer Loans, our ability to accurately forecast Consumer Loan performance is critical to our business and financial results. At the time of assignment, we forecast future expected cash flows from the Consumer Loan. Based on these forecasts, which include estimates for wholesale vehicle prices in the event of vehicle repossession and sale, we make an advance or one-time purchase payment to the related Dealer at a level designed to maximize economic profit, a non-GAAP financial measure. We continue to forecast the expected collection rate of each Consumer Loan subsequent to assignment. These forecasts also serve as a critical assumption in our accounting for recognizing finance charge income and determining our allowance for credit losses. Please see the Critical Accounting Estimates – Finance Charge Revenue & Allowance for Credit Losses section in Item 7 of this Form 10-K, which is incorporated herein by reference. Actual cash flows from any individual Consumer Loan are often different from cash flows estimated at the time of assignment. There can be no assurance that our forecasts will be accurate or that Consumer Loan performance will be as expected. In periods with changing economic conditions, accurately forecasting the performance of Consumer Loans is more difficult. In the event that our forecasts are not accurate, our financial position, liquidity, and results of operations could be materially adversely affected.

Due to competition from traditional financing sources and non-traditional lenders, we may not be able to compete successfully.

The automobile finance market for consumers who do not qualify for conventional automobile financing is large and highly competitive. The market is served by a variety of companies, including "buy here, pay here" dealerships. The market is also currently served by banks, captive finance affiliates of automobile manufacturers, credit unions, and independent finance companies both publicly and privately owned. Many of these companies are much larger and have greater financial resources than are available to us, and many have long standing relationships with automobile dealerships. Providers of automobile financing have traditionally competed based on the interest rate charged, the quality of credit accepted, the flexibility of loan terms offered, and the quality of service provided to dealers and consumers. We may be unable to compete successfully in the automobile finance market or, due to the intense competition in this market, our results of operations, cash flows, and financial condition may be adversely affected as we adjust our business in response to competitive pressures. Increasing advance rates on Loans has the impact of reducing the return on capital we expect to earn on Loans. Additionally, if we are unsuccessful in maintaining and expanding our relationships with Dealers, we may be unable to accept Consumer Loans in the volume and on the terms that we anticipate.

An outbreak of contagious disease, such as the COVID-19 pandemic, or other public health emergency could materially and adversely affect our business, financial condition, liquidity, and results of operations.

The COVID-19 pandemic caused a deterioration in the U.S. economy and our industry, resulted in a period of substantial economic and financial market turmoil and adversely affected our business. In the early stages of the pandemic, certain state governments implemented social distancing guidelines, travel bans and restrictions, quarantines, stay-at-home orders, and shutdowns of non-essential businesses. These actions caused economic hardship in the areas in which they were implemented. Though such restrictions have lessened, uncertainty remains as to when economic conditions will fully return to normal. Additionally, the automotive industry experienced many supply chain disruptions, which resulted in low dealer inventories and elevated used vehicle prices. As a result, we experienced a significant decline in Consumer Loan assignments. While unit volume for the year ended December 31, 2022 increased from the prior year, it remained below pre-pandemic levels.

The ultimate impact of the COVID-19 pandemic, and the potential impact of future contagious-disease outbreaks or other public health emergencies, are highly uncertain. Disruptions in our workforce, decreases in collections from our consumers, declines in Consumer Loan assignments, or extended periods of economic or supply chain disruptions resulting from the COVID-19 pandemic or from future contagious-disease outbreaks or other public health emergencies could cause a material adverse effect on our financial position, liquidity, and results of operations. Financial market disruptions, as occurred during the early stages of the COVID-19 outbreak, that occur as a result of contagious-disease outbreaks or other public health emergencies could reduce our ability to access capital or our consumers' ability to repay past or future Consumer Loans and could negatively affect our liquidity and results of operations. The COVID-19 pandemic could continue to, and may materially —and any future contagious-disease outbreak or other public health emergency could materially—adversely affect our business, financial condition, liquidity, and results of operations and also intensify the risks described in the other risk factors disclosed in this Form 10-K.

Reliance on third parties to administer our ancillary product offerings could adversely affect our business and financial results.

We have relationships with TPPs to administer vehicle service contracts and GAP underwritten by third party insurers and financed by us. We depend on these TPPs to evaluate and pay claims in an accurate and timely manner. If our relationships with these TPPs were modified, disrupted, or terminated, we would need to obtain these services from an alternative administrator or provide them using our internal resources. We may be unable to replace these TPPs with a suitable alternative in a timely and efficient manner on terms we consider acceptable, or at all. In the event we were unable to effectively administer our ancillary products offerings, we may need to eliminate or suspend our ancillary product offerings from our future business, we may experience a decline in the performance of our Consumer Loans, our reputation in the marketplace could be undermined, and our financial position, liquidity, and results of operations could be adversely affected.

We are dependent on our senior management and the loss of any of these individuals or an inability to hire additional team members could adversely affect our ability to operate profitably.

Our senior management average 15 years of experience with us. Our success is dependent upon the management and the leadership skills of this team. In addition, competition from other companies to hire our team members possessing the necessary skills and experience required could contribute to an increase in team member turnover. The loss of any of these individuals or an inability to attract and retain additional qualified team members could adversely affect us. There can be no assurance that we will be able to retain our existing senior management or attract additional qualified team members.

Our reputation is a key asset to our business, and our business may be affected by how we are perceived in the marketplace.

Our reputation is a key asset to our business. Our ability to attract consumers through our Dealers is highly dependent upon external perceptions of our level of service, trustworthiness, business practices, and financial condition. Negative publicity regarding these matters could damage our reputation among existing and potential consumers and Dealers, which could make it difficult for us to attract new consumers and Dealers and maintain existing Dealers. Adverse developments with respect to our industry may also, by association, negatively impact our reputation or result in greater regulatory or legislative scrutiny or litigation against us.

The concentration of our Dealers in several states could adversely affect us.

Dealers are located throughout the United States. During the year ended December 31, 2022, our five largest states (measured by advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program) contained 29.0% of our Dealers. While we believe we have a diverse geographic presence, for the near term, we expect that significant amounts of Consumer Loan assignments will continue to be generated by Dealers in these five states due to the number of Dealers in these states and currently prevailing economic, demographic, regulatory, competitive, and other conditions in these states. Changes to conditions in these states could lead to an increase in Dealer attrition or a reduction in demand for our service that could materially adversely affect our financial position, liquidity, and results of operations.

Reliance on our outsourced business functions could adversely affect our business.

We outsource certain business functions to third party service providers, which increases our operational complexity and decreases our control. We rely on these service providers to provide a high level of service and support, which subjects us to risks associated with inadequate or untimely service. In addition, if these outsourcing arrangements were not renewed or were terminated or the services provided to us were otherwise disrupted, we would have to obtain these services from an alternative provider or provide them using our internal resources. We may be unable to replace, or be delayed in replacing these sources and there is a risk that we would be unable to enter into a similar agreement with an alternate provider on terms that we consider favorable or in a timely manner. In the future, we may outsource additional business functions. If any of these or other risks related to outsourcing were realized, our financial position, liquidity, and results of operations could be adversely affected.

Our ability to hire and retain foreign engineering personnel could be hindered by immigration restrictions.

A portion of our engineering team is composed of foreign nationals whose ability to work for us depends on maintaining the necessary H-1B visas. The H-1B visa category allows U.S. employers to hire qualified foreign nationals to perform services in specialty occupations that require the attainment of at least a bachelor's degree or its equivalent. Our ability to hire and retain these foreign nationals and their ability to remain and work in the United States are affected by various laws and regulations, including limitations on the number of available H-1B visas, which the U.S. government allocates by lottery. Changes in the laws or regulations affecting the availability, allocation, and/or cost of H-1B visas, eligibility for the H-1B visa category, or otherwise affecting the admission or retention of skilled foreign nationals by U.S. employers, or any increase in demand for H-1B visas relative to the limited supply of those visas, may adversely affect our ability to hire or retain foreign engineering personnel and may, as a result, increase our operating costs and impair our business operations.

We may be unable to execute our business strategy due to current economic conditions.

Our financial position, liquidity, and results of operations depend on management's ability to execute our business strategy. Key factors involved in the execution of our business strategy include achieving our desired Consumer Loan assignment volume, continued and successful use of CAPS and pricing strategy, the use of effective credit risk management techniques and servicing strategies, continued investment in technology to support operating efficiency, and continued access to funding and liquidity sources. Although our pricing strategy is intended to maximize the amount of economic profit we generate, within the confines of capital and infrastructure constraints, there can be no assurance that this strategy will have its intended effect. Please see the Consumer Loan Volume section in Item 7 of this Form 10-K, which is incorporated herein by reference. Our failure or inability to execute any element of our business strategy could materially adversely affect our financial position, liquidity, and results of operations.

Adverse changes in economic conditions, the automobile or finance industries, or the non-prime consumer market could adversely affect our financial position, liquidity, and results of operations, the ability of key vendors that we depend on to supply us with services, and our ability to enter into future financing transactions.

We are subject to general economic conditions which are beyond our control. During periods of economic slowdown or recession, delinquencies, defaults, repossessions, and losses may increase on our Consumer Loans and Consumer Loan prepayments may decline. These periods are also typically accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding Consumer Loans, which weakens collateral coverage and increases the amount of loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Additionally, inflation, higher gasoline prices, increased focus on climate-related initiatives and regulation, declining stock market values, unstable real estate values, resets of adjustable rate mortgages to higher interest rates, increasing unemployment levels, general availability of consumer credit, or other factors that impact consumer confidence or disposable income could increase loss frequency and decrease consumer demand for automobiles as well as weaken collateral values of automobiles. Because our business is focused on consumers who do not qualify for conventional automobile financing, the actual rates of delinquencies, defaults, repossessions, and losses on our Consumer Loans could be higher than those experienced in the general automobile finance industry, and could be more dramatically affected by a general economic downturn.

We rely on Dealers to originate Consumer Loans for assignment under our programs. High levels of Dealer attrition, due to a general economic downturn or otherwise, could materially adversely affect our operations. In addition, we rely on vendors to provide us with services we need to operate our business. Any disruption in our operations due to the untimely or discontinued supply of these services could substantially adversely affect our operations. Finally, during an economic slowdown or recession, our servicing costs may increase without a corresponding increase in finance charge revenue. Any sustained period of increased delinquencies, defaults, repossessions, or losses or increased servicing costs could also materially adversely affect our financial position, liquidity, and results of operations and our ability to enter into future financing transactions.

Technological advancements or changes to trends in the automobile industry such as new autonomous driving technologies or car- and ride-sharing programs could decrease consumer demand for automobiles. Decreased consumer demand for automobiles could negatively impact demand for our financing programs as well as weaken collateral values of automobiles, which could materially adversely affect our financial position, liquidity, and results of operations.

Natural disasters, climate change, military conflicts, acts of war, terrorist attacks and threats, or the escalation of military activity in response to terrorist attacks or otherwise may negatively affect our business, financial condition, and results of operations.

Natural disasters, climate change, military conflicts such as the war in Ukraine, acts of war, terrorist attacks, and the escalation of military activity in response to terrorist attacks or otherwise may have negative and significant effects, such as imposition of increased security measures, changes in applicable laws, economic and financial market disruptions, loss of lives, damage to infrastructure, and job losses. These types of events or developments and their consequences may have an adverse effect on the economy in general, including diminished liquidity and credit availability, reduced consumer confidence, disruptions to energy and food supplies, decreased economic growth, higher unemployment rates, increased inflation, and political and social upheaval. The consequences of these types of events or developments could reduce used-car sales and demand for our product, impair the performance of our Loan portfolio, limit our access to capital, and intensify other risk factors disclosed in this Form 10-K, including cybersecurity-related risks. Moreover, the potential for future military conflicts and terrorist attacks, natural disasters, and escalating effects of climate change, and the national and international responses to these threats, could affect our business in ways that cannot be predicted. The effect of any of these events, developments, or threats could have a material adverse effect on our business, financial condition, and results of operations.

Governmental or market responses to climate change and related environmental issues could have a material adverse effect on our business.

Governments have become increasingly focused on the effects of climate change and related environmental issues. How governments act to mitigate climate and related environmental risks, as well as associated changes in the behavior and preferences of businesses and consumers, could have an adverse effect on our business and results of operations. A decline in demand for gasoline-powered automobiles, such as could occur due to regulatory restrictions or a shift in consumer preference toward electric vehicles, could decrease the value of gasoline-powered vehicles securing outstanding Consumer Loans, which would weaken collateral coverage and increase the amount of loss in the event of default. Further, we may be compelled to change our business practices or our operational processes, and we could have less access to capital or face a higher cost of capital, because of climate- or environmental-driven changes in applicable law or due to related political, social, or market pressure. It is possible as well that changes in climate and related environmental risks, perceptions of them, and governmental responses to them may occur more rapidly than our ability to adapt without disrupting our business which could have a material adverse effect on our financial position and results of operations.

A small number of our shareholders have the ability to significantly influence matters requiring shareholder approval and such shareholders have interests which may conflict with the interests of our other security holders.

As of December 31, 2022, based on filings made with the SEC and other information made available to us, Allan V. Apple beneficially owned 24.6% of our common stock, Prescott General Partners, LLC and its affiliates beneficially owned 18.3% of our common stock, Jill Foss Watson beneficially owned 16.2% of our common stock, and John P. Neary beneficially owned 11.4% of our common stock (representing, collectively, beneficial ownership of 46.8% of our common stock, after taking into account those shares reported as beneficially owned by more than one of these shareholders). As a result, these shareholders are able to significantly influence matters presented to shareholders, including the election and removal of directors, the approval of significant corporate transactions, such as any reclassification, reorganization, merger, consolidation, or sale of all or substantially all of our assets, and the control of our management and affairs, including executive compensation arrangements. Their interests may conflict with the interests of our other security holders.

The beneficial ownership reported by Mr. Apple and Mr. Neary includes, in each case, beneficial ownership in their capacity as trustees of shares held in a trust established by our late founder, Donald Foss, for the benefit of members of Mr. Foss's family and representing 11.4% of our common stock as of December 31, 2022. The shares in the trust are subject to the terms of a shareholder agreement, entered into by Mr. Foss on January 3, 2017. Under the terms of that agreement that became applicable to the trustees of the trust upon Mr. Foss's death on August 14, 2022, until the final adjournment of the tenth annual meeting of shareholders held by the Company after the date of the shareholder agreement, the shares in the trust are to be voted in accordance with the recommendation of the Company's Board of Directors with respect to election and removal of directors, certain routine matters and any other proposal to be submitted to the Company's shareholders with respect to any extraordinary transaction providing for the acquisition of all of the Company's outstanding common stock.

Capital and Liquidity Risks

We may be unable to continue to access or renew funding sources and obtain capital needed to maintain and grow our business.

We use debt financing to maintain and grow our business. We currently utilize the following primary forms of debt financing: (1) a revolving secured line of credit; (2) revolving secured warehouse ("Warehouse") facilities; (3) asset-backed secured financings ("Term ABS"); and (4) senior notes. We cannot guarantee that the revolving secured line of credit or the Warehouse facilities will continue to be available beyond their current maturity dates, on acceptable terms, or at all, or that we will be able to obtain additional financing on acceptable terms or at all. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, our financial position, our results of operations, and the capacity for additional borrowing under our existing financing arrangements. If our various financing alternatives were to become limited or unavailable, we may be unable to maintain or grow Consumer Loan volume at the level that we anticipate and our operations could be materially adversely affected.

The terms of our debt limit how we conduct our business.

The agreements that govern our debt contain covenants that restrict our ability to, among other things:
- incur and guarantee debt;
- pay dividends or make other distributions on or redeem or repurchase our stock;
- make investments or acquisitions;
- create liens on our assets;
- sell assets;
- merge with or into other companies; and
- enter into transactions with stockholders and other affiliates.

Some of our debt agreements also impose requirements that we maintain specified financial measures not in excess of, or not below, specified levels. In particular, our revolving credit facility requires, among other things, that we maintain (i) as of the end of each fiscal quarter, a ratio of consolidated funded debt less unrestricted cash and cash equivalents to consolidated tangible net worth at or below a specified maximum and (ii) as of the end of each fiscal quarter, a ratio of consolidated income available for fixed charges for the period of four consecutive fiscal quarters most recently ended to consolidated fixed charges, as defined in the agreements, for that period of not less than a specified minimum. These covenants limit the manner in which we can conduct our business and could prevent us from engaging in favorable business activities or financing future operations and capital needs and impair our ability to successfully execute our strategy and operate our business.

A breach of any of the covenants in our debt instruments would result in an event of default thereunder if not promptly cured or waived. Any continuing default would permit the creditors to accelerate the related debt, which could also result in the acceleration of other debt containing a cross acceleration or cross default provision. In addition, an event of default under our revolving credit facility would permit the lenders thereunder to terminate all commitments to extend further credit under our revolving credit facility. Furthermore, if we were unable to repay the amounts due and payable under our revolving credit facility or other secured debt, the lenders thereunder could cause the collateral agent to proceed against the collateral securing that debt. In the event our creditors accelerate the repayment of our debt, there can be no assurance that we would have sufficient assets to repay that debt, and our financial condition, liquidity, and results of operations would suffer.

A violation of the terms of our Term ABS facilities or Warehouse facilities could have a material adverse impact on our operations.

Under our Term ABS facilities and our Warehouse facilities, (1) we have various obligations and covenants as servicer and custodian of the Consumer Loans contributed thereto and in our individual capacity and (2) the special purpose subsidiaries to which we contribute Consumer Loans have various obligations and covenants. A violation of any of these obligations or covenants by us or the special purpose subsidiaries, respectively, may result in our being unable to obtain additional funding under our Warehouse facilities, the termination of our servicing rights, and the loss of servicing fees, and may result in amounts outstanding under our Term ABS financings and our Warehouse facilities becoming immediately due and payable. In addition, the violation of any financial covenant under our revolving secured line of credit facility is an event of default or termination event under certain of the Term ABS facilities and our Warehouse facilities. The lack of availability from any or all of these Term ABS facilities and Warehouse facilities may have a material adverse effect on our financial position, liquidity, and results of operations.

Our substantial debt could negatively impact our business, prevent us from satisfying our debt obligations, and adversely affect our financial condition.

We have a substantial amount of debt, which could have negative consequences, including the following:
- our ability to obtain additional financing for Consumer Loan assignments, working capital, debt refinancing, or other purposes could be impaired;
- a substantial portion of our cash flows from operations will be dedicated to paying principal and interest on our debt, reducing funds available for other purposes;
- we may be vulnerable to interest rate increases, as some of our borrowings, including those under our revolving credit facility and Warehouse facilities, bear interest at variable rates;
- we could be more vulnerable to adverse developments in our industry or in general economic conditions;
- we may be restricted from taking advantage of business opportunities or making strategic acquisitions; and
- we may be limited in our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.

We may not be able to generate sufficient cash flows to service our outstanding debt and fund operations and may be forced to take other actions to satisfy our obligations under such debt.

Our ability to make payments of principal and interest on indebtedness will depend in part on our cash flows from operations, which are subject to economic, financial, competitive, and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operations sufficient to permit us to meet our debt service obligations. If we are unable to generate sufficient cash flows from operations to service our debt, we may be required to sell assets, refinance all or a portion of our existing debt, or obtain additional financing. There can be no assurance that any refinancing will be possible or that any asset sales or additional financing can be completed on acceptable terms or at all.

Interest rate fluctuations may adversely affect our borrowing costs, profitability, and liquidity.

Our profitability may be directly affected by the level of and fluctuations in interest rates, whether caused by changes in economic conditions or other factors, which affect our borrowing costs. Our profitability and liquidity could be materially adversely affected during any period of higher interest rates. We monitor the interest rate environment and employ strategies designed to partially mitigate the impact of increases in interest rates. We can provide no assurance, however, that our strategies will mitigate the impact of increases in interest rates.

The phaseout of the London Interbank Offered Rate ("LIBOR"), or the replacement of LIBOR with a different reference rate, could result in a material adverse effect on our business.

In July 2017, the United Kingdom Financial Conduct Authority, or the FCA (the authority that regulates LIBOR), announced that it would phase out LIBOR by the end of 2021. The FCA-regulated and authorized administrator of LIBOR indicated in 2020 that U.S.-dollar LIBOR for certain maturities would continue to be available until the end of June 2023. During 2022, we entered into amendments for most of our LIBOR-based facilities to transition to alternative benchmark rates. One of our Warehouse facilities and the corresponding interest rate cap agreement continue to utilize LIBOR as a benchmark for calculating the applicable interest rates. We plan to transition the remaining LIBOR-based facility and its related interest rate cap to an alternative benchmark. Any market volatility or disruption or changes in effective interest rates resulting from the discontinuance or replacement of LIBOR, or any failure to transition our remaining LIBOR-based facility and its related interest rate cap to an alternative benchmark, could adversely affect our access to the debt, securitization or derivative markets and increase our costs of funding and hedging. Such market volatility or disruption or higher costs of funding and hedging or any other similar increases in our cost of capital resulting from the phaseout or replacement of LIBOR could materially adversely affect our financial position, liquidity, and results of operations.

Alternatives to LIBOR that have been incorporated into our borrowings to date, such as the Bloomberg Short-Term Bank Yield Index Rate ("BSBY") and the Secured Overnight Financing Rate ("SOFR"), are relatively new reference rates with limited histories. The future performance of these alternatives to LIBOR cannot reliably be predicted based on their limited historical performance. Additionally, any other successor rates to LIBOR or successors to these initial alternatives to LIBOR may have different characteristics from those of LIBOR and these initial alternatives. As a result, the manner in which and degree to which the interest rates on our variable-interest-rate debt fluctuate relative to market interest rates may be more difficult to predict than prior to the phaseout of LIBOR.

Reduction in our credit rating could increase the cost of our funding from, and restrict our access to, the capital markets and adversely affect our liquidity, financial condition, and results of operations.

Credit rating agencies evaluate us, and their ratings of our debt and creditworthiness are based on a number of factors. These factors include our financial strength and other factors not entirely within our control, including conditions affecting the financial services industry generally. As the financial services industry and the financial markets periodically face difficulties, there can be no assurance that we will maintain our current ratings. Failure to maintain those ratings could, among other things, adversely limit our access to the capital markets and affect the cost and other terms upon which we are able to obtain financing.

We may incur substantially more debt and other liabilities. This could exacerbate further the risks associated with our current debt levels.

We may be able to incur substantial additional debt in the future. Although the terms of our debt instruments contain restrictions on our ability to incur additional debt, these restrictions are subject to exemptions that could permit us to incur a substantial amount of additional debt. In addition, our debt instruments do not prevent us from incurring liabilities that do not constitute indebtedness as defined for purposes of those debt instruments. If new debt or other liabilities are added to our current debt levels, the risks associated with our having substantial debt could intensify.

The conditions of the U.S. and international capital markets may adversely affect lenders with which we have relationships, causing us to incur additional costs and reducing our sources of liquidity, which may adversely affect our financial position, liquidity, and results of operations.

Periodically, there has been uncertainty in the global capital markets and the overall economy. Such uncertainty can result in disruptions in the financial sector and affect lenders with which we have relationships. Disruptions in the financial sector may increase our exposure to credit risk and adversely affect the ability of lenders to perform under the terms of their lending arrangements with us. Failure by our lenders to perform under the terms of our lending arrangements could cause us to incur additional costs that may adversely affect our liquidity, financial condition, and results of operations. There can be no assurance that future disruptions in the financial sector will not occur that could have similar adverse effects on our business.

Technology and Cybersecurity Risks

Our dependence on technology could have a material adverse effect on our business.

All Consumer Loans submitted to us for assignment are processed through our internet-based CAPS application, which enables our Dealers to interact with our proprietary credit scoring system. Our Consumer Loan servicing platform is also technology based. We rely on these systems to record and process significant amounts of data quickly and accurately. Our systems are dependent upon computer and telecommunications equipment, software systems, and internet access. The temporary or permanent loss of any components of these systems through hardware failures, software errors, operating malfunctions, the vulnerability of the internet, or otherwise could interrupt our business operations and harm our business.

Our systems, and the equipment, software, and internet access on which they depend, may be subject to cyber attacks, security breaches, and other cybersecurity incidents. Although the cybersecurity incidents we have experienced to date have not had a material effect on our business, financial condition, or results of operations, there can be no assurance that cybersecurity incidents will not have a material adverse effect on us in the future.

We rely on a variety of measures to protect our technology and proprietary information, including copyrights and a comprehensive information security program. However, these measures may not prevent misappropriation or infringement of our intellectual property or proprietary information, which would adversely affect us. In addition, our competitors or other third parties may allege that our systems, processes, or technologies infringe their intellectual property rights.

Our ability to integrate computer and telecommunications technologies into our business is essential to our success. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles. We may not be successful in anticipating, managing, or adopting technological changes on a timely basis. While we believe that our existing information systems are sufficient to meet our current demands and continued expansion, our future growth may require additional investment in these systems. We cannot assure that adequate capital resources will be available to us at the appropriate time.

Our use of electronic contracts could impact our ability to perfect our ownership or security interest in Consumer Loans.

Our systems permit origination and assignment of Consumer Loans in electronic form. We have engaged a TPP to facilitate the process of creating, establishing control of, and storing electronic contracts in a manner that enables us to perfect our ownership or security interest in the electronic contracts by satisfying the requirements for "control" of electronic chattel paper under the Uniform Commercial Code.

Although the law governing the perfection of ownership and security interests in electronic contracts was enacted in 2001, the statutory requirements for the relevant control arrangements have not been meaningfully tested in court. In addition, market practices regarding control of electronic contracts are still developing. As a result, there is a risk that the systems employed by us or any TPP to maintain control of the electronic contracts may not be sufficient as a matter of law to give us a perfected ownership or security interest in the Consumer Loans evidenced by electronic contracts. In addition, technological failure, including failure in the security or access restrictions with respect to the systems, and operational failure, such as the failure to implement and maintain adequate internal controls and procedures, could also affect our ability to obtain or maintain a perfected ownership or security interest in the Consumer Loans evidenced by electronic contracts (or the priority of such interests). Our failure or inability to perfect our ownership or security interest in the Consumer Loans could materially adversely affect our financial position, liquidity, and results of operations.

Failure to properly safeguard confidential consumer and team member information could subject us to liability, decrease our profitability, and damage our reputation.

In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and personally identifiable information of our consumers and team members, on our computer networks. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy.

If third parties or our team members are able to breach our network security, the network security of a third party that we share information with, or otherwise misappropriate our consumers' and team members' personal information, or if we give third parties or our team members improper access to our consumers' and team members' personal information, we could be subject to liability. This liability could include identity theft or other similar fraud-related claims. This liability could also include claims for other misuses or losses of personal information, including for unauthorized marketing purposes. Other liabilities could include claims alleging misrepresentation of our privacy and data security practices.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to secure online transmission of confidential consumer and team member information. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the algorithms that we use to protect sensitive consumer transaction data. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend capital and other resources to protect against, or alleviate problems caused by, security breaches or other cybersecurity incidents. Although we have experienced cybersecurity incidents from time to time that have not had a material effect on our business, financial condition, or results of operations, there can be no assurance that a cyber attack, security breach, or other cybersecurity incident will not have a material adverse effect on us in the future. Our security measures are designed to protect against security breaches, but our failure to prevent security breaches could subject us to liability, decrease our profitability, and damage our reputation.

Legal and Regulatory Risks

Litigation we are involved in from time to time may adversely affect our financial condition, results of operations, and cash flows.

As a result of the consumer-oriented nature of the industry in which we operate and uncertainties with respect to the application of various laws and regulations in some circumstances, we are subject to various consumer claims, litigation, and regulatory investigations seeking damages, fines, and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, violations of bankruptcy stay provisions, certificate of title disputes, fraud, and breach of contract. As the assignee of Consumer Loans originated by Dealers, we may also be named as a co-defendant in lawsuits filed by consumers principally against Dealers. We may also have disputes and litigation with Dealers. The claims may allege, among other theories of liability, that we breached our Dealer servicing agreement. We may also have disputes and litigation with vendors and other third parties. The claims may allege, among other theories of liability, that we breached a license agreement or contract. The damages, fines, and penalties that may be claimed by consumers, regulatory agencies, Dealers, vendors, or other third parties in these types of matters can be substantial. The relief requested by plaintiffs varies but may include requests for compensatory, statutory, and punitive damages and injunctive relief, and plaintiffs may seek treatment as purported class actions. A significant judgment against us in connection with any litigation or arbitration could have a material adverse effect on our financial position, liquidity, and results of operations.

For a description of significant litigation to which we are a party, see Note 16 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Changes in tax laws and the resolution of uncertain income tax matters could have a material adverse effect on our results of operations and cash flows from operations.

We are subject to income tax in many of the various jurisdictions in which we operate. Increases in statutory income tax rates and other adverse changes in applicable law in these jurisdictions could have an adverse effect on our results of operations. In the ordinary course of business, there are transactions and calculations where the ultimate tax determination is uncertain. At any one time, multiple tax years are subject to audit by various taxing jurisdictions. We provide reserves for potential payments of tax to various tax authorities related to uncertain tax positions. Please see the Critical Accounting Estimates – Uncertain Tax Positions section in Item 7 of this Form 10-K, which is incorporated herein by reference. We adjust these liabilities as a result of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Such payments could have a material adverse effect on our results of operations and cash flows from operations.

The regulations to which we are or may become subject could result in a material adverse effect on our business.

Reference should be made to Item 1. Business "Regulation" for a discussion of regulatory risk factors.

ITEM 1B.   **UNRESOLVED STAFF COMMENTS**

None.

ITEM 2.   **PROPERTIES**

Our headquarters is located in Southfield, Michigan, in an office building we purchased in 1993, which includes approximately 136,000 square feet of space. We also own a second office building in Southfield that we purchased in 2018, which includes approximately 297,000 square feet of space. We have a mortgage loan from a commercial bank that is secured by a first mortgage lien on the second office property. We previously leased office space in Henderson, Nevada. We elected not to renew that lease, and it expired on December 31, 2022.

The COVID-19 pandemic had a significant impact on our work environment, as the vast majority of our team members began working remotely. Because our remote operations and processes proved successful early on, we now pursue a "remote first" strategy to take advantage of the national talent pool and an increased rate of team member satisfaction. While remote work has become the primary experience for most of our team members, some team members, due to their personal preference or the nature of their responsibilities, have continued to work primarily in one of our office properties. Additionally, we have various on-site meetings, events and team building activities for which in-person attendance is encouraged. Therefore, we continue to have a need for some amount of office space.

As a result of the "remote first" strategy, we have significant excess space in the two office buildings that we own in Southfield, Michigan. We are actively exploring options to reduce our office space, which could result in the sale or lease of one or both of our buildings. As there is currently a significant amount of unoccupied office space in Southfield, we believe the market value of our buildings and improvements, land and land improvements, and office furniture and equipment is significantly less than their combined carrying value of $38.2 million. If we were to reclassify one or both of these buildings as held for sale, we would be required to record an impairment charge to reduce the carrying value of the buildings held for sale to their estimated market value less costs to sell.

ITEM 3.   **LEGAL PROCEEDINGS**

In the normal course of business and as a result of the consumer-oriented nature of the industry in which we operate, we and other industry participants are frequently subject to various consumer claims, litigation, and regulatory investigations seeking damages, fines, and statutory penalties. The claims allege, among other theories of liability, violations of state, federal, and foreign truth-in-lending, credit availability, credit reporting, consumer protection, warranty, debt collection, insurance, and other consumer-oriented laws and regulations, including claims seeking damages for alleged physical and mental harm relating to the repossession and sale of consumers' vehicles and other debt collection activities. As the assignee of Consumer Loans originated by Dealers, we may also be named as a co-defendant in lawsuits filed by consumers principally against Dealers. We may also have disputes and litigation with Dealers. The claims may allege, among other theories of liability, that we breached our Dealer servicing agreement. We may also have disputes and litigation with vendors and other third parties. The claims may allege, among other theories of liability, that we breached a license agreement or contract. The damages, fines, and penalties that may be claimed by consumers, regulatory agencies, Dealers, vendors, or other third parties in these types of matters can be substantial. The relief requested by plaintiffs varies but may include requests for compensatory, statutory, and punitive damages and injunctive relief, and plaintiffs may seek treatment as purported class actions. An adverse ultimate disposition in any action to which we are a party or otherwise subject could have a material adverse impact on our financial position, liquidity, and results of operations.

For a description of significant litigation to which we are a party, see Note 16 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

ITEM 4.   **MINE SAFETY DISCLOSURES**

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on The Nasdaq Global Select Market® under the symbol "CACC".

Holders

As of February 2, 2023, we had 84 shareholders of record of our common stock.

Stock Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on our common stock during the period beginning January 1, 2018 and ending on December 31, 2022 with the cumulative total return on the NASDAQ Composite Index and a peer group index based upon approximately 100 companies included in the Dow Jones U.S. Financial Services Index. The comparison assumes that $100 was invested on January 1, 2018 in our common stock and in the foregoing indices and assumes the reinvestment of dividends.



COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG CREDIT ACCEPTANCE CORPORATION,
NASDAQ COMPOSITE INDEX AND DOW JONES U.S. FINANCIAL SERVICES INDEX

Source: Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2022.
Index Data: Copyright NASDAQ OMX, Inc. Used with permission. All rights reserved.
Index Data: Copyright Dow Jones, Inc. Used with permission. All rights reserved.

Stock Repurchases

The following table summarizes our stock repurchases for the three months ended December 31, 2022:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)
October 1 through October 31, 2022	—	$ —	—	365,838
November 1 through November 30, 2022	—	—	—	365,838
December 1 through December 31, 2022	207,769	455.68	207,769	158,069
	207,769	$ 455.68	207,769	

(1)   On September 28, 2021, our board of directors authorized the repurchase by us from time to time of up to two million shares of our common stock (the "September 2021 Authorization"). The September 2021 Authorization, which was announced on October 1, 2021, does not have a specified expiration date. Repurchases under the September 2021 Authorization may be made in the open market, through privately negotiated transactions, through block trades, pursuant to trading plans adopted in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, or otherwise.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Overview

We offer financing programs that enable automobile dealers to sell vehicles to consumers, regardless of their credit history. Our financing programs are offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our financing programs, but who actually end up qualifying for traditional financing.

For the year ended December 31, 2022, consolidated net income was $535.8 million, or $39.32 per diluted share, compared to $958.3 million, or $59.52 per diluted share, for the same period in 2021. The decrease in consolidated net income was primarily due to an increase in provision for credit losses, a decrease in finance charges, and an increase in operating expenses. The increase in provision for credit losses was primarily due to a decline in Consumer Loan performance. The decrease in finance charges was primarily the result of a decrease in the average net Loans receivable balance, which was primarily due to the principal collected on Loans receivable exceeding the dollar volume of new Consumer Loan assignments. The increase in operating expenses was primarily related to an increase in the number of team members in our engineering department. Our results for the year ended December 31, 2022 included:

- A decrease in forecasted collection rates for Consumer Loans assigned in 2021 and 2022, which decreased forecasted net cash flows from our loan portfolio by $59.7 million, or 0.7%.
- Forecasted profitability per Consumer Loan assignment that significantly exceeded our initial estimates for Consumer Loans assigned in 2018 through 2020 and was significantly less than our initial estimates for Consumer Loans assigned in 2022.
- An increase in Consumer Loan assignment volume, as unit and dollar volumes increased 4.4% and 14.5%, respectively, as compared to 2021.
- Stock repurchases of approximately 1.5 million shares, which represented 10.4% of the shares outstanding at the beginning of the year.

For the year ended December 31, 2021, consolidated net income was $958.3 million, or $59.52 per diluted share, compared to $421.0 million, or $23.47 per diluted share, for the same period in 2020. The increase in consolidated net income was primarily due to a decrease in provision for credit losses and an increase in finance charges. The decrease in provision for credit losses was primarily due to an improvement in Consumer Loan performance and a decrease in new Consumer Loan assignment volume. The increase in finance charges was primarily due to an increase in the average yield on our Loan portfolio, which was primarily the result of the adoption of the current expected credit loss ("CECL") accounting standard on January 1, 2020. Our results for the year ended December 31, 2021 included:

- An increase in forecasted collection rates for Consumer Loans assigned in 2017 through 2021, which increased forecasted net cash flows from our loan portfolio by $326.1 million, or 3.4%.
- Forecasted profitability per Consumer Loan assignment that exceeded our initial estimate for Consumer Loans assigned in 2021 and significantly exceeded our initial estimates for Consumer Loans assigned in 2018 through 2020.
- A decline in Consumer Loan assignment volume, as unit and dollar volumes declined 21.4% and 13.0%, respectively, as compared to 2020.
- Stock repurchases of approximately 2.9 million shares, which represented 16.8% of the shares outstanding at the beginning of the year.

Critical Success Factors

Critical success factors include our ability to accurately forecast Consumer Loan performance, access capital on acceptable terms, and maintain or grow Consumer Loan volume at the level and on the terms that we anticipate, with the objective to maximize economic profit over the long term. Economic profit is a non-GAAP financial measure we use to evaluate our financial results and determine profit-sharing for team members. We also use economic profit as a framework to evaluate business decisions and strategies. Economic profit measures how efficiently we utilize our total capital, both debt and equity, and is a function of the return on capital in excess of the cost of capital and the amount of capital invested in the business.

Consumer Loan Metrics

At the time a Consumer Loan is submitted to us for assignment, we forecast future expected cash flows from the Consumer Loan. Based on the amount and timing of these forecasts and expected expense levels, an advance or one-time purchase payment is made to the related Dealer at a price designed to maximize economic profit.

We use a statistical model to estimate the expected collection rate for each Consumer Loan at the time of assignment. We continue to evaluate the expected collection rate of each Consumer Loan subsequent to assignment. Our evaluation becomes more accurate as the Consumer Loans age, as we use actual performance data in our forecast. By comparing our current expected collection rate for each Consumer Loan with the rate we projected at the time of assignment, we are able to assess the accuracy of our initial forecast. The following table compares our forecast of Consumer Loan collection rates as of December 31, 2022, with the forecasts as of December 31, 2021, as of December 31, 2020, and at the time of assignment, segmented by year of assignment:

Consumer Loan Assignment Year	Forecasted Collection Percentage as of (1)				Current Forecast Variance from		
	December 31, 2022	December 31, 2021	December 31, 2020	Initial Forecast	December 31, 2021	December 31, 2020	Initial Forecast
2013	73.5%	73.4 %	73.4 %	72.0%	0.1%	0.1%	1.5%
2014	71.7%	71.5 %	71.6 %	71.8%	0.2%	0.1%	-0.1%
2015	65.2%	65.1 %	65.2 %	67.7%	0.1%	0.0%	-2.5%
2016	63.8%	63.6 %	63.6 %	65.4%	0.2%	0.2%	-1.6%
2017	64.7%	64.4 %	64.1 %	64.0%	0.3%	0.6%	0.7%
2018	65.2%	65.1 %	64.0 %	63.6%	0.1%	1.2%	1.6%
2019	66.6%	66.5 %	64.4 %	64.0%	0.1%	2.2%	2.6%
2020	67.8%	67.9 %	64.8 %	63.4%	-0.1%	3.0%	4.4%
2021	66.2%	66.5 %	—	66.3%	-0.3%	—	-0.1%
2022	66.3%	—	—	67.5%	—	—	-1.2%

(1)   Represents the total forecasted collections we expect to collect on the Consumer Loans as a percentage of the repayments that we were contractually owed on the Consumer Loans at the time of assignment. Contractual repayments include both principal and interest. Forecasted collection rates are negatively impacted by canceled Consumer Loans as the contractual amount owed is not removed from the denominator for purposes of computing forecasted collection rates in the table.

Consumer Loans assigned in 2013 and 2018 through 2020 have yielded forecasted collection results significantly better than our initial estimates, while Consumer Loans assigned in 2015, 2016, and 2022 have yielded forecasted collection results significantly worse than our initial estimates. For all other assignment years presented, actual results have been close to our initial estimates.

For the year ended December 31, 2022, forecasted collection rates improved for Consumer Loans assigned in 2014, 2016, and 2017, declined for Consumer Loans assigned in 2021 and 2022, and were generally consistent with expectations at the start of the period for all other assignment years presented.

For the year ended December 31, 2021, forecasted collection rates improved for Consumer Loans assigned in 2017 through 2021 and were generally consistent with expectations at the start of the period for all other assignment years presented.

The changes in forecasted collection rates impacted forecasted net cash flows (forecasted collections less forecasted Dealer Holdback payments) as follows:

(In millions)	For the Years Ended December 31,					
Increase (Decrease) in Forecasted Net Cash Flows	**2022**		**2021**		**2020**	
Dealer Loans	$	(41.6)	$	87.7	$	(41.1)
Purchased Loans		(18.1)		238.4		(5.2)
Total	$	(59.7)	$	326.1	$	(46.3)

The following table presents information on the average Consumer Loan assignment for each of the last 10 years:

Consumer Loan Assignment Year	Average		
	Consumer Loan (1)	**Advance (2)**	**Initial Loan Term (in months)**
2013	$ 15,445	$ 7,344	47
2014	15,692	7,492	47
2015	16,354	7,272	50
2016	18,218	7,976	53
2017	20,230	8,746	55
2018	22,158	9,635	57
2019	23,139	10,174	57
2020	24,262	10,656	59
2021	25,632	11,790	59
2022	27,242	12,924	60

(1) Represents the repayments that we were contractually owed on Consumer Loans at the time of assignment, which include both principal and interest.
(2) Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

The profitability of our loans is primarily driven by the amount and timing of the net cash flows we receive from the spread between the forecasted collection rate and the advance rate, less operating expenses and the cost of capital. Forecasting collection rates accurately at Loan inception is difficult. With this in mind, we establish advance rates that are intended to allow us to achieve acceptable levels of profitability, even if collection rates are less than we initially forecast.

The following table presents forecasted Consumer Loan collection rates, advance rates, the spread (the forecasted collection rate less the advance rate), and the percentage of the forecasted collections that had been realized as of December 31, 2022, as well as the forecasted collection rates and spread at the time of assignment. All amounts, unless otherwise noted, are presented as a percentage of the initial balance of the Consumer Loan (principal + interest). The table includes both Dealer Loans and Purchased Loans.

| Consumer Loan Assignment Year | Forecasted Collection % as of | | Advance % (1) | Spread % as of | | % of Forecast Realized (2) |
	December 31, 2022	Initial Forecast		December 31, 2022	Initial Forecast	
2013	73.5 %	72.0 %	47.6 %	25.9 %	24.4 %	99.8 %
2014	71.7 %	71.8 %	47.7 %	24.0 %	24.1 %	99.6 %
2015	65.2 %	67.7 %	44.5 %	20.7 %	23.2 %	99.1 %
2016	63.8 %	65.4 %	43.8 %	20.0 %	21.6 %	98.6 %
2017	64.7 %	64.0 %	43.2 %	21.5 %	20.8 %	97.3 %
2018	65.2 %	63.6 %	43.5 %	21.7 %	20.1 %	92.7 %
2019	66.6 %	64.0 %	44.0 %	22.6 %	20.0 %	83.7 %
2020	67.8 %	63.4 %	43.9 %	23.9 %	19.5 %	69.6 %
2021	66.2 %	66.3 %	46.0 %	20.2 %	20.3 %	47.7 %
2022	66.3 %	67.5 %	47.4 %	18.9 %	20.1 %	14.6 %

(1) Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program as a percentage of the initial balance of the Consumer Loans. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

(2) Presented as a percentage of total forecasted collections.

The risk of a material change in our forecasted collection rate declines as the Consumer Loans age. For 2018 and prior Consumer Loan assignments, the risk of a material forecast variance is modest, as we have currently realized in excess of 90% of the expected collections. Conversely, the forecasted collection rates for more recent Consumer Loan assignments are less certain as a significant portion of our forecast has not been realized.

The spread between the forecasted collection rate and the advance rate has ranged from 18.9% to 25.9% over the last 10 years. The spreads in 2019 and 2020 were positively impacted by Consumer Loan performance, which has exceeded our initial estimates by a greater margin than the other years presented. The decrease in the spread from 2021 to 2022 was primarily the result of the performance of 2022 Consumer Loans, which performed worse than our initial estimates.

The following table compares our forecast of Consumer Loan collection rates as of December 31, 2022 with the forecasts at the time of assignment, for Dealer Loans and Purchased Loans separately:

| | Dealer Loans | | | Purchased Loans | | |
| | Forecasted Collection Percentage as of (1) | | | Forecasted Collection Percentage as of (1) | | |
Consumer Loan Assignment Year	December 31, 2022	Initial Forecast	Variance	December 31, 2022	Initial Forecast	Variance
2013	73.4%	72.1 %	1.3%	74.3 %	71.6 %	2.7%
2014	71.6%	71.9 %	-0.3%	72.5 %	70.9 %	1.6%
2015	64.5%	67.5 %	-3.0%	68.9 %	68.5 %	0.4%
2016	63.0%	65.1 %	-2.1%	66.0 %	66.5 %	-0.5%
2017	64.0%	63.8 %	0.2%	66.3 %	64.6 %	1.7%
2018	64.6%	63.6 %	1.0%	66.4 %	63.5 %	2.9%
2019	66.3%	63.9 %	2.4%	67.2 %	64.2 %	3.0%
2020	67.7%	63.3 %	4.4%	68.0 %	63.6 %	4.4%
2021	66.0%	66.3 %	-0.3%	66.7 %	66.3 %	0.4%
2022	65.8%	67.3 %	-1.5%	67.4 %	68.0 %	-0.6%

(1) The forecasted collection rates presented for Dealer Loans and Purchased Loans reflect the Consumer Loan classification at the time of assignment. The forecasted collection rates represent the total forecasted collections we expect to collect on the Consumer Loans as a percentage of the repayments that we were contractually owed on the Consumer Loans at the time of assignment. Contractual repayments include both principal and interest. Forecasted collection rates are negatively impacted by canceled Consumer Loans as the contractual amount owed is not removed from the denominator for purposes of computing forecasted collection rates in the table.

The following table presents forecasted Consumer Loan collection rates, advance rates, and the spread (the forecasted collection rate less the advance rate) as of December 31, 2022 for Dealer Loans and Purchased Loans separately. All amounts are presented as a percentage of the initial balance of the Consumer Loan (principal + interest).

| | Dealer Loans | | | Purchased Loans | | |
Consumer Loan Assignment Year	Forecasted Collection % (1)	Advance % (1)(2)	Spread %	Forecasted Collection % (1)	Advance % (1)(2)	Spread %
2013	73.4 %	47.2 %	26.2 %	74.3 %	51.5 %	22.8 %
2014	71.6 %	47.2 %	24.4 %	72.5 %	51.8 %	20.7 %
2015	64.5 %	43.4 %	21.1 %	68.9 %	50.2 %	18.7 %
2016	63.0 %	42.1 %	20.9 %	66.0 %	48.6 %	17.4 %
2017	64.0 %	42.1 %	21.9 %	66.3 %	45.8 %	20.5 %
2018	64.6 %	42.7 %	21.9 %	66.4 %	45.2 %	21.2 %
2019	66.3 %	43.1 %	23.2 %	67.2 %	45.6 %	21.6 %
2020	67.7 %	43.0 %	24.7 %	68.0 %	45.5 %	22.5 %
2021	66.0 %	45.1 %	20.9 %	66.7 %	47.7 %	19.0 %
2022	65.8 %	46.4 %	19.4 %	67.4 %	50.1 %	17.3 %

(1) The forecasted collection rates and advance rates presented for Dealer Loans and Purchased Loans reflect the Consumer Loan classification at the time of assignment.
(2) Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program as a percentage of the initial balance of the Consumer Loans. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

Although the advance rate on Purchased Loans is higher as compared to the advance rate on Dealer Loans, Purchased Loans do not require us to pay Dealer Holdback.

The spread on Dealer Loans decreased from 20.9% in 2021 to 19.4% in 2022, primarily as a result of the performance of the 2022 Consumer Loans in our Dealer Loan portfolio, which performed worse than our initial estimates by a greater margin than those assigned to us in 2021. The spread on Purchased Loans decreased from 19.0% in 2021 to 17.3% in 2022 primarily as a result of the performance of the 2022 Consumer Loans in our Purchased Loan portfolio, which performed worse than our initial estimates, while the performance of the Consumer Loans in our Purchased Loan portfolio assigned during 2021 has exceeded our initial estimates. Additionally, 2022 Consumer Loans in our Purchased Loan portfolio had a lower initial spread, primarily due to the advance rate increasing by a greater margin than the initial forecast on 2022 Consumer Loans in our Purchased Loan portfolio.

Access to Capital

Our strategy for accessing capital on acceptable terms needed to maintain and grow the business is to: (1) maintain consistent financial performance; (2) maintain modest financial leverage; and (3) maintain multiple funding sources. Our funded debt to equity ratio was 2.8 to 1 as of December 31, 2022. We currently utilize the following primary forms of debt financing: (1) a revolving secured line of credit; (2) Warehouse facilities; (3) Term ABS financings; and (4) senior notes.

Consumer Loan Volume

The following table summarizes changes in Consumer Loan assignment volume in each of the last three years as compared to the same period in the previous year:

	Year over Year Percent Change	
For the Year Ended December 31,	**Unit Volume**	**Dollar Volume (1)**
2020	-7.5%	-3.5%
2021	-21.4%	-13.0%
2022	4.4%	14.5%

(1) Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

Consumer Loan assignment volumes depend on a number of factors including (1) the overall demand for our financing programs, (2) the amount of capital available to fund new Loans, and (3) our assessment of the volume that our infrastructure can support. Our pricing strategy is intended to maximize the amount of economic profit we generate, within the confines of capital and infrastructure constraints.

During 2022, unit and dollar volumes increased 4.4% and 14.5%, respectively, as the number of active Dealers increased 4.3% while average volume per active Dealer remained consistent with prior year. Dollar volume increased more than unit volume in 2022 due to an increase in the average advance paid per unit. This increase was the result of an increase in the average size of the Consumer Loans assigned, primarily due to an increase in the average vehicle selling price. The comparable 2021 period reflected a significant decline in unit volume, which we believe was primarily due to low dealer inventories and elevated used vehicle prices, which we believe were primarily due to the downstream impact of supply chain disruptions in the automotive industry.

During 2021, unit and dollar volumes decreased 21.4% and 13.0%, respectively, as the number of active Dealers declined 10.1% while average volume per active Dealer decreased 12.3%. We believe that this decline is primarily due to low dealer inventories and elevated used vehicle prices, which we believe are primarily due to the downstream impact of supply chain disruptions in the automotive industry. Dollar volume declined less than unit volume during 2021 due to an increase in the average advance paid per unit. This increase was the result of an increase in the average size of the Consumer Loans assigned primarily due to an increase in the average vehicle selling price.

The following table summarizes the changes in Consumer Loan unit volume and active Dealers:

	For the Years Ended December 31,			For the Years Ended December 31,		
	2022	**2021**	**% Change**	**2021**	**2020**	**% Change**
Consumer Loan unit volume	280,467	268,730	4.4%	268,730	341,967	-21.4%
Active Dealers (1)	11,901	11,410	4.3%	11,410	12,690	-10.1%
Average volume per active Dealer	23.6	23.6	0.0%	23.6	26.9	-12.3%
Consumer Loan unit volume from Dealers active both periods	250,114	250,214	0.0%	249,743	315,540	-20.9%
Dealers active both periods	8,691	8,691	—	9,196	9,196	—
Average volume per Dealer active both periods	28.8	28.8	0.0%	27.2	34.3	-20.9%
Consumer Loan unit volume from Dealers not active both periods	30,353	18,516	63.9%	18,987	26,427	-28.2%
Dealers not active both periods	3,210	2,719	18.1%	2,214	3,494	-36.6%
Average volume per Dealer not active both periods	9.5	6.8	39.7%	8.6	7.6	13.2%

(1) Active Dealers are Dealers who have received funding for at least one Consumer Loan during the period.

The following table provides additional information on the changes in Consumer Loan unit volume and active Dealers:

	For the Years Ended December 31,			For the Years Ended December 31,		
	2022	**2021**	**% Change**	**2021**	**2020**	**% Change**
Consumer Loan unit volume from new active Dealers	28,223	18,267	54.5%	18,267	30,968	-41.0%
New active Dealers (1)	2,819	2,094	34.6%	2,094	2,730	-23.3%
Average volume per new active Dealer	10.0	8.7	14.9%	8.7	11.3	-23.0%
Attrition (2)	-6.9%	-7.7%		-7.7%	-8.3%	

(1) New active Dealers are Dealers who enrolled in our program and have received funding for their first Loan from us during the period.
(2) Attrition is measured according to the following formula: decrease in Consumer Loan unit volume from Dealers who have received funding for at least one Loan during the comparable period of the prior year but did not receive funding for any Loans during the current period divided by prior year comparable period Consumer Loan unit volume.

Consumer Loans are assigned to us as either Dealer Loans through our Portfolio Program or Purchased Loans through our Purchase Program. The following table shows the percentage of Consumer Loans assigned to us under each of the programs for each of the last three years:

	Unit Volume		Dollar Volume (1)	
For the Years Ended December 31,	**Portfolio Program**	**Purchase Program**	**Portfolio Program**	**Purchase Program**
2020	64.1 %	35.9 %	60.6 %	39.4 %
2021	67.9 %	32.1 %	65.0 %	35.0 %
2022	73.5 %	26.5 %	69.8 %	30.2 %

(1) Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

As of December 31, 2022 and 2021, the net Dealer Loans receivable balance was 64.7% and 61.3%, respectively, of the total net Loans receivable balance.

Results of Operations

The following is a discussion of our 2022 and 2021 results of operations and income statement data on a consolidated basis, including year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

The net Loan income (finance charge revenue less provision for credit losses expense) that we recognize over the life of a Loan equals the cash we collect from the underlying Consumer Loan less the cash we pay to the Dealer. We believe the economics of our business are best exhibited by recognizing net Loan income on a level-yield basis over the life of the Loan based on expected future net cash flows. We do not believe the CECL methodology we employ under GAAP provides sufficient transparency into the economics of our business due to its asymmetry requiring us to recognize a significant provision for credit losses expense at the time of assignment for contractual net cash flows we never expect to realize and to recognize in subsequent periods finance charge revenue that is significantly in excess of our expected yields. For additional information, see Note 2 and Note 5 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

(Dollars in millions, except per share data)	For the Years Ended December 31,			
	2022	2021	$ Change	% Change
Revenue:				
Finance charges	$ 1,686.3	$ 1,742.6	$ (56.3)	-3.2%
Premiums earned	62.7	60.3	2.4	4.0%
Other income	83.4	53.1	30.3	57.1%
Total revenue	1,832.4	1,856.0	(23.6)	-1.3%
Costs and expenses:				
Salaries and wages (1)	262.0	218.1	43.9	20.1%
General and administrative (1)	88.7	100.3	(11.6)	-11.6%
Sales and marketing (1)	75.6	65.3	10.3	15.8%
Provision for credit losses	481.4	8.4	473.0	5,631.0%
Interest	166.6	164.2	2.4	1.5%
Provision for claims	46.4	38.8	7.6	19.6%
Total costs and expenses	1,120.7	595.1	525.6	88.3%
Income before provision for income taxes	711.7	1,260.9	(549.2)	-43.6%
Provision for income taxes	175.9	302.6	(126.7)	-41.9%
Net income	$ 535.8	$ 958.3	$ (422.5)	-44.1%
Net income per share:				
Basic	$ 39.50	$ 59.57	$ (20.07)	-33.7%
Diluted	$ 39.32	$ 59.52	$ (20.20)	-33.9%
Weighted average shares outstanding:				
Basic	13,563,885	16,085,823	(2,521,938)	-15.7%
Diluted	13,625,081	16,100,552	(2,475,471)	-15.4%
(1) Operating expenses	$ 426.3	$ 383.7	$ 42.6	11.1%

Finance Charges. The decrease of $56.3 million, or 3.2%, was due to a decline in the average net Loans receivable balance, partially offset by an increase in the average yield on our Loan portfolio, as follows:

(Dollars in millions)	For the Years Ended December 31,		
	2022	2021	Change
Average net Loans receivable balance	$ 6,311.3	$ 6,694.9	$ (383.6)
Average yield on our Loan portfolio	26.7%	26.0%	0.7%

The following table summarizes the impact each component had on the overall decrease in finance charges for the year ended December 31, 2022:

(In millions) Impact on finance charges:	For the Year Ended December 31, 2022
Due to a decrease in the average net Loans receivable balance	$ (99.8)
Due to an increase in the average yield	43.5
Total decrease in finance charges	$ (56.3)

The decrease in the average net Loans receivable balance was primarily due to the principal collected on Loans receivable exceeding the dollar volume of new Consumer Loan assignments. The average yield on our Loan portfolio for the year ended December 31, 2022 increased as compared to the same period in 2021 primarily due to the adoption of CECL on January 1, 2020, which requires us to recognize finance charges on new Consumer Loan assignments using effective interest rates based on contractual future net cash flows, which are significantly in excess of our expected yields.

Other Income. The increase of $30.3 million, or 57.1%, was primarily due to:
- A $20.4 million increase in ancillary product profit sharing income, primarily due to a decrease in average claim rates on GAP contracts and $5.9 million of income recognized in 2022 related to an inception-to-date adjustment to premium recognition timing based on our historical claims experience on GAP contracts.
- A $5.6 million increase in remarketing fee income for fees related to the repossession and remarketing of vehicles, which included $3.1 million of fees charged to dealers in 2022 for repossession activity that occurred from August 2020 through December 2021.
- A $5.4 million increase in interest income earned on restricted cash and cash equivalents primarily due to an increase in benchmark interest rates.

Operating Expenses. The increase of $42.6 million, or 11.1%, was primarily due to:
- An increase in salaries and wages expense of $43.9 million, or 20.1%, primarily due to:
  - An increase of $32.2 million, excluding stock-based compensation expense, primarily related to an increase in the number of team members in our engineering department.
  - An increase of $11.7 million in stock-based compensation expense, primarily related to an $11.5 million reversal of expense during 2021 due to the forfeiture of unvested restricted stock and restricted stock units upon the retirement of our former Chief Executive Officer in May 2021.
  - An increase in sales and marketing expense of $10.3 million, or 15.8%, primarily due to a change in the compensation plan for our sales force in September 2021.
  - A decrease in general and administrative expense of $11.6 million, or 11.6%, primarily due to a decrease in legal expenses. Legal expenses during 2021 included a $27.2 million settlement with the Commonwealth of Massachusetts to settle and fully resolve claims asserted by the Commonwealth of Massachusetts against the Company, while legal expenses during 2022 included a $12.0 million settlement to settle and fully resolve a previously-disclosed putative class action lawsuit.

Provision for Credit Losses. The increase of $473.0 million, or 5,631.0%, was primarily due to an increase in provision for credit losses on forecast changes.

We recognize provision for credit losses on new Consumer Loan assignments for contractual net cash flows that are not expected to be realized at the time of assignment. We also recognize provision for credit losses on forecast changes in the amount and timing of expected future net cash flows subsequent to assignment. The following table summarizes the provision for credit losses for each of these components:

(In millions) Provision for Credit Losses	For the Years Ended December 31,		
	2022	**2021**	**Change**
New Consumer Loan assignments	$ 343.7	$ 365.1	$ (21.4)
Forecast changes	137.7	(356.7)	494.4
Total	$ 481.4	$ 8.4	$ 473.0

The decrease in provision for credit losses related to new Consumer Loan assignments was due to a decrease in the average provision for credit losses per Consumer Loan assignment primarily due to a decrease in Purchased Loans as a percentage of total unit volume, partially offset by a 4.4% increase in Consumer Loan assignment unit volume.

The increase in provision for credit losses related to forecast changes was primarily due to a decline in Consumer Loan performance during 2022, compared to an improvement in Consumer Loan performance during 2021. During 2022, we reduced our estimate of future net cash flows by $59.7 million, or 0.7%, to reflect a decline in Consumer Loan performance during the period. During 2021, we increased our estimate of future net cash flows by $326.1 million, or 3.4%, to reflect improvements in Consumer Loan performance during the period. The results for 2022 include the impact of forecasting methodology changes implemented during the first quarter, which upon implementation increased our estimate of future net cash flows by $95.7 million and reduced our provision for credit losses by $70.6 million. The forecasting methodology changes included the removal of the COVID forecast adjustment (as defined below under "Critical Accounting Estimates—Finance Charge Revenue & Allowance for Credit Losses") from our estimate of future net cash flows and an enhancement to our methodology for forecasting the amount and timing of future net cash flows from our Loan portfolio through the utilization of more recent data and new forecast variables. For additional information, see Note 5 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Provision for Income Taxes. For the year ended December 31, 2022, the effective income tax rate increased to 24.7% from 24.0% for the year ended December 31, 2021. The increase was primarily due to changes in state and local tax laws that were enacted during the third quarter of 2022 and non-deductible executive compensation expense. The impact of non-deductible executive compensation expense on our effective income tax rate increased in magnitude from 2021 to 2022 due to a decrease in pre-tax income. For additional information, see Note 11 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we review our accounting policies, assumptions, estimates, and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP.

Our significant accounting policies are discussed in Note 2 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and involve a high degree of subjective or complex judgment, and the use of different estimates or assumptions could produce materially different financial results.

Finance Charge Revenue & Allowance for Credit Losses

Nature of Estimates Required. We estimate the amount and timing of future collections and Dealer Holdback payments. These estimates impact Loans receivable and allowance for credit losses on our balance sheet and finance charges and provision for credit losses on our income statement.

Assumptions and Approaches Used. On January 1, 2020, we adopted Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments, which is known as the current expected credit loss model, or CECL. Prior to the adoption of CECL on January 1, 2020, we accounted for our Loans as loans acquired with significant credit deterioration. For additional information regarding the adoption impact of CECL, see Note 2 and Note 5 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

We recognize finance charges under the interest method such that revenue is recognized on a level-yield basis over the life of the Loan. We calculate finance charges on a monthly basis by applying the effective interest rate of the Loan to the net carrying amount of the Loan (Loan receivable less the related allowance for credit losses). For Consumer Loans assigned on or subsequent to January 1, 2020, the effective interest rate is based on contractual future net cash flows. For Consumer Loans assigned prior to January 1, 2020, the effective interest rate was determined based on expected future net cash flows.

The outstanding balance of the allowance for credit losses of each Loan represents the amount required to reduce the net carrying amount of Loans (Loans receivable less allowance for credit losses) to the present value of expected future net cash flows discounted at the effective interest rate. Expected future net cash flows for Dealer Loans are comprised of expected future collections on the assigned Consumer Loans, less any expected future Dealer Holdback payments. Expected future net cash flows for Purchased Loans are comprised of expected future collections on the assigned Consumer Loans.

Expected future collections are forecasted for each individual Consumer Loan based on the historical performance of Consumer Loans with similar characteristics, adjusted for recent trends in payment patterns and economic conditions. Our forecast of expected future collections includes estimates for prepayments and post-contractual-term cash flows. Unless the consumer is no longer contractually obligated to pay us, we forecast future collections on each Consumer Loan for a 120 month period after the origination date. Expected future Dealer Holdback payments are forecasted for each individual Dealer based on the expected future collections and current advance balance of each Dealer Loan.

We monitor and evaluate Consumer Loan performance on a monthly basis by comparing our current forecasted collection rates to our initial expectations. We use a statistical model that considers a number of credit quality indicators to estimate the expected collection rate for each Consumer Loan at the time of assignment. The credit quality indicators considered in our model include attributes contained in the consumer's credit bureau report, data contained in the consumer's credit application, the structure of the proposed transaction, vehicle information, and other factors. We continue to evaluate the expected collection rate of each Consumer Loan subsequent to assignment primarily through the monitoring of consumer payment behavior. Our evaluation becomes more accurate as the Consumer Loans age, as we use actual performance data in our forecast. Since all known, significant credit quality indicators have already been factored into our forecasts and pricing, we are not able to use any specific credit quality indicators to predict or explain variances in actual performance from our initial expectations. Any variances in performance from our initial expectations are the result of Consumer Loans performing differently from historical Consumer Loans with similar characteristics. We periodically adjust our statistical pricing model for new trends that we identify through our evaluation of these forecasted collection rate variances.

The COVID-19 pandemic created conditions that increased the level of uncertainty associated with our estimate of the amount and timing of future net cash flows from our Loan portfolio. During the first quarter of 2020, we applied a subjective adjustment to our forecasting model to reflect our best estimate of the future impact of the COVID-19 pandemic on future net cash flows ("COVID forecast adjustment"), which reduced our estimate of future net cash flows by $162.2 million. We continued to apply the COVID forecast adjustment through the end of 2021, as it continued to represent our best estimate. During the first quarter of 2022, we determined that we had sufficient Consumer Loan performance experience since the lapse of federal stimulus payments and enhanced unemployment benefits to refine our estimate of future net cash flows. Accordingly, during the first quarter of 2022, we removed the COVID forecast adjustment and enhanced our methodology for forecasting the amount and timing of future net cash flows from our Loan portfolio through the utilization of more recent data and new forecast variables. Under CECL, changes in the amount and timing of forecasted net cash flows are recorded as a provision for credit losses in the period of change.

The removal of the COVID forecast adjustment and the implementation of the enhanced forecasting methodology during the first quarter of 2022 impacted forecasted net cash flows and provision for credit losses as follows:

(In millions)	Increase / (Decrease) in	
Forecasting Methodology Changes	Forecasted Net Cash Flows	Provision for Credit Losses
Removal of COVID forecast adjustment	$ 149.5	$ (118.5)
Implementation of enhanced forecasting methodology	(53.8)	47.9
Total	$ 95.7	$ (70.6)

Our provision for credit losses for the year ended December 31, 2022, included:
- $343.7 million provision for credit losses on new Consumer Loan assignments, which reduced consolidated net income by $264.6 million, or $19.42 per diluted share; and
- $137.7 million provision for credit losses on forecast changes related to changes in the amount and timing of expected future net cash flows, which reduced consolidated net income by $106.0 million, or $7.78 per diluted share.

Our provision for credit losses for the year ended December 31, 2021, included:
- $365.1 million provision for credit losses on new Consumer Loan assignments, which reduced consolidated net income by $281.1 million, or $17.46 per diluted share; and
- $356.7 million reversal of provision for credit losses on forecast changes related to changes in the amount and timing of expected future net cash flows, which increased consolidated net income by $274.7 million, or $17.06 per diluted share.

Key Factors. Variances in the amount and timing of future net cash flows from current estimates could materially impact earnings in future periods. A 1% decline in the forecasted future net cash flows on Loans as of December 31, 2022 would have reduced 2022 consolidated net income by approximately $45.9 million.

During periods of economic slowdown or recession, delinquencies, defaults, repossessions, and losses may increase on our Consumer Loans, and Consumer Loan prepayments may decline. These periods are also typically accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding Consumer Loans, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Additionally, higher gasoline prices, increased focus on climate-related initiatives and regulation, declining stock market values, unstable real estate values, resets of adjustable rate mortgages to higher interest rates, increasing unemployment levels, general availability of consumer credit, or other factors that impact consumer confidence or disposable income could increase loss frequency and decrease consumer demand for automobiles as well as weaken collateral values of automobiles. Because our business is focused on consumers who do not qualify for conventional automobile financing, the actual rates of delinquencies, defaults, repossessions, and losses on our Consumer Loans could be higher than those experienced in the general automobile finance industry and could be more dramatically affected by a general economic downturn.

Premiums Earned

Nature of Estimates Required. We estimate the pattern of future claims on vehicle service contracts. These estimates impact accounts payable and accrued liabilities on our balance sheet and premiums earned on our income statement.

Assumptions and Approaches Used. Premiums from the reinsurance of vehicle service contracts are recognized over the life of the policy in proportion to the expected costs of servicing those contracts. Expected costs are determined based on our historical claims experience. In developing our cost expectations, we stratify our historical claims experience into groupings based on contractual term, as this characteristic has led to different patterns of cost incurrence in the past. We will continue to update our analysis of historical costs under the vehicle service contract program as appropriate, including the consideration of other characteristics that may have led to different patterns of cost incurrence, and revise our revenue recognition timing for any changes in the pattern of our expected costs as they are identified.

Key Factors. Variances in the pattern of future claims from our current estimates would impact the timing of premiums recognized in future periods. A 10% change in premiums earned for the year ended December 31, 2022 would have affected 2022 consolidated net income by approximately $4.8 million.

Contingencies

Nature of Estimates Required. We estimate the likelihood of adverse judgments against us and any resulting damages, fines, or statutory penalties owed. These estimates impact accounts payable and accrued liabilities on our balance sheet and are general and administrative expenses on our income statement.

Assumptions and Approaches Used. With assistance from our legal counsel, we determine if the likelihood of an adverse judgment for various claims, litigation, and regulatory investigations is remote, reasonably possible, or probable. To the extent we believe an adverse judgment is probable and the amount of the judgment is estimable, we recognize a liability. For information regarding current actions to which we are a party, see Note 16 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Key Factors. Negative variances in the ultimate disposition of claims and litigation outstanding from current estimates could result in additional expense in future periods.

Uncertain Tax Positions

Nature of Estimates Required. We estimate the impact of an uncertain income tax position on the income tax return. These estimates impact income taxes receivable and accounts payable and accrued liabilities on our balance sheet and provision for income taxes on our income statement.

Assumptions and Approaches Used. We follow a two-step approach for recognizing uncertain tax positions. First, we evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, for positions that we determine are more-likely-than-not to be sustained, we recognize the tax benefit as the largest benefit that has a greater than 50% likelihood of being sustained. We establish a reserve for uncertain tax positions liability that is comprised of unrecognized tax benefits and related interest. We adjust this liability in the period in which an uncertain tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position, or more information becomes available.

Key Factors. To the extent we prevail in matters for which a liability has been established or are required to pay amounts in excess of our established liability, our effective income tax rate in future periods could be materially affected.

Liquidity and Capital Resources

We need capital to maintain and grow our business. Our primary sources of capital are cash flows from operating activities, collections of Consumer Loans, and borrowings under: (1) a revolving secured line of credit; (2) Warehouse facilities; (3) Term ABS financings; and (4) senior notes. There are various restrictive covenants to which we are subject under each financing arrangement, and we were in compliance with those covenants as of December 31, 2022. For information regarding these financings and the covenants included in the related documents, see Note 9 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

On June 16, 2022, we completed a $350.0 million Term ABS financing, which was used to repay outstanding indebtedness and for general corporate purposes. The financing has an expected annualized cost of approximately 5.4% (including the initial purchasers' fees and other costs), and it will revolve for 24 months, after which it will amortize based upon the cash flows on the contributed Loans.

On June 16, 2022, we extended the date on which our $300.0 million Warehouse Facility IV will cease to revolve from November 17, 2023 to May 20, 2025.

On June 22, 2022, we extended the maturity of our revolving secured line of credit facility from June 22, 2024 to June 22, 2025. Prior to this amendment, the amount of the facility was set to decrease by $35.0 million on June 22, 2022; however, this amendment increased the amount of the facility by $10.0 million, resulting in a net decrease of $25.0 million, from $435.0 million to $410.0 million. As previously reported, the amount of the facility will further decrease by $25.0 million on June 22, 2023. Additionally, this amendment removed the covenant that required us to maintain consolidated net income of not less than $1 for the two most recently ended fiscal quarters.

On August 12, 2022, we extended by three years the $500.0 million Term ABS financing that we entered into on August 28, 2019 and to which we refer as Term ABS 2019-2. Under the amendment effecting the extension, the date on which the financing will cease to revolve has been extended from August 15, 2022 to August 15, 2025. The amendment has also increased the interest rate under the financing from 3.13% to 5.15%.

On November 3, 2022, we completed a $389.9 million Term ABS financing, which was used to repay outstanding indebtedness and for general corporate purposes. The financing has an expected annualized cost of approximately 8.5% (including the initial purchasers' fees and other costs), and it will revolve for 24 months, after which it will amortize based upon the cash flows on the contributed Loans.

On December 15, 2022, we completed a $200.0 million Term ABS financing, which was used to repay outstanding indebtedness. The financing will bear interest at SOFR plus 235 basis points, and it will revolve for 36 months, after which it will amortize based upon the cash flows on the contributed Loans.

On December 27, 2022, we increased the financing amount on Warehouse Facility V from $125.0 million to $200.0 million and extended the date on which the facility will cease to revolve from December 18, 2023 to December 29, 2025. The maturity of the facility was also extended from December 16, 2025 to December 27, 2027. The interest rate on borrowings under the facility has been increased from SOFR plus 235 basis points to SOFR plus 245 basis points.

On December 27, 2022, we extended the $100.0 million Term ABS financing that we entered into on January 29, 2021 and to which we refer as Term ABS 2021-1. Under the amendment effecting the extension, the date on which the financing will cease to revolve has been extended from February 15, 2023 to December 16, 2024. The amendment also increased the interest rate under the financing from SOFR plus 208.5 basis points to SOFR plus 220 basis points.

Cash and cash equivalents decreased to $7.7 million as of December 31, 2022 from $23.3 million as of December 31, 2021. As of December 31, 2022 and December 31, 2021, we had $1,554.1 million and $1,532.4 million, respectively, in unused and available lines of credit. As of December 31, 2022 and December 31, 2021, we had $4,590.7 million and $4,616.3 million, respectively, of total balance sheet indebtedness.

A summary as of December 31, 2022 of our material financial obligations requiring future repayments is as follows:

(In millions)	Payments Due as of December 31, 2022		
	In less than 12 months	In 12 months or more	Total
Long-term debt, including current maturities (1)	$ 1,507.9	$ 3,108.6	$ 4,616.5
Dealer Holdback (2)	215.7	741.5	957.2
Operating lease obligations (3)	0.7	0.7	1.4
Purchase obligations (4)	2.7	7.1	9.8
Total financial obligations	$ 1,727.0	$ 3,857.9	$ 5,584.9

(1) The amounts presented consist solely of principal and do not reflect deferred debt issuance costs of $22.4 million and unamortized debt discount of $3.4 million. We are also obligated to make interest payments at the applicable interest rates, as discussed in Note 9 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference. Based on the actual principal amounts outstanding under our revolving secured line of credit, our Warehouse facilities, our Term ABS financings, and our senior notes as of December 31, 2022, the forecasted principal amounts outstanding on all other debt, and the actual interest rates in effect as of December 31, 2022, interest is expected to be approximately $164.5 million during 2023; $145.7 million during 2024; and $99.9 million during 2025 and thereafter.

(2) We have contractual obligations to pay Dealer Holdback to our Dealers. Payments of Dealer Holdback are contingent upon the receipt of consumer payments and the repayment of advances. The amounts presented represent our forecast as of December 31, 2022.

(3) A lease liability of $1.3 million is recognized within accounts payable and accrued liabilities in our consolidated balance sheets.

(4) Purchase obligations consist primarily of contractual obligations related to our information system and facility needs.

Based upon anticipated cash flows, management believes that cash flows from operations and our various financing alternatives will provide sufficient financing for debt maturities and for future operations. Our ability to borrow funds may be impacted by economic and financial market conditions. If the various financing alternatives were to become limited or unavailable to us, our operations and liquidity could be materially and adversely affected.

Market Risk

We are exposed primarily to market risks associated with movements in interest rates. Our policies and procedures prohibit the use of financial instruments for speculative purposes. A discussion of our accounting policies for derivative instruments is included in Note 2 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Interest Rate Risk. We rely on various sources of financing, some of which contain floating rates of interest and expose us to risks associated with increases in interest rates. We manage such risk primarily by entering into interest rate cap agreements.

As of December 31, 2022, we had $30.9 million of floating rate debt outstanding on our revolving secured line of credit, without interest rate protection. For every 100-basis-point increase in interest rates on our revolving secured line of credit, annual after-tax earnings would decrease by approximately $0.2 million, assuming we maintain a level amount of floating rate debt.

As of December 31, 2022, we had interest rate cap agreements outstanding to manage the interest rate risk on Warehouse Facility II, Warehouse Facility IV, Warehouse Facility V and Warehouse Facility VIII. However, as of December 31, 2022, there was no floating rate debt outstanding under these facilities.

As of December 31, 2022, we did not have a balance outstanding under Warehouse Facility VI, which does not have interest rate protection.

As of December 31, 2022, we had $100.0 million in floating rate debt outstanding under Term ABS 2021-1, which was covered by an interest rate cap with a cap rate of 5.50% on the underlying benchmark rate. For every 100-basis-point increase in interest rates on Term ABS 2021-1 up to the cap rate of 5.50%, annual after-tax earnings would decrease by approximately $0.8 million, assuming we maintain a level amount of floating rate debt.

As of December 31, 2022, we had $200.0 million in floating rate debt outstanding under Term ABS 2022-2, which was covered by an interest rate cap with a cap rate of 6.50% on the underlying benchmark rate. For every 100-basis-point increase in interest rates on Term ABS 2022-2 up to the cap rate of 6.50%, annual after-tax earnings would decrease by approximately $1.5 million, assuming we maintain a level amount of floating rate debt.

New Accounting Update Not Yet Adopted

See Note 2 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference, for information concerning the following new accounting update and the impact of the implementation of this update on our financial statements:

- Troubled Debt Restructurings and Vintage Disclosures.

Forward-Looking Statements

We make forward-looking statements in this report and may make such statements in future filings with the SEC. We may also make forward-looking statements in our press releases or other public or shareholder communications. Our forward-looking statements are subject to risks and uncertainties and include information about our expectations and possible or assumed future results of operations. When we use any of the words "may," "will," "should," "believe," "expect," "anticipate," "assume," "forecast," "estimate," "intend," "plan," "target," or similar expressions, we are making forward-looking statements.

We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all of our forward-looking statements. These forward-looking statements represent our outlook only as of the date of this report. While we believe that our forward-looking statements are reasonable, actual results could differ materially since the statements are based on our current expectations, which are subject to risks and uncertainties. Factors that might cause such a difference include, but are not limited to, the factors set forth in Item 1A of this Form 10-K, which is incorporated herein by reference, and the risks and uncertainties discussed elsewhere in this Form 10-K and in our other reports filed or furnished from time to time with the SEC.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by Item 7A is incorporated herein by reference from the information in Item 7 under the caption "Market Risk" in this Form 10-K.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Credit Acceptance Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Credit Acceptance Corporation (a Michigan corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 10, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses, Provision for Credit Losses and Finance Charge Revenue

The Company offers financing programs to a network of automobile dealers ("Dealers") who enter into retail installment contracts directly with consumers ("Consumer Loans"). The Company has two programs, the Portfolio Program and the Purchase Program. Under the Portfolio Program, the Company advances money to Dealers ("Dealer Loans") in exchange for the right to service the underlying Consumer Loans. Under the Purchase Program, the Company buys the Consumer Loan from the Dealers ("Purchased Loans") and keeps all amounts collected from the consumer. Dealer Loans and Purchased Loans, collectively referred to as "Loans", are presented as Loans receivable in the consolidated balance sheets.

As described further in note 2 and note 5 to the financial statements, on January 1, 2020 (the "Adoption Date"), the Company adopted Financial Accounting Standards Board Accounting Standard Codification ("ASC") 326, Financial Instruments, which is also known as the current expected credit loss model ("CECL"). The Loans outstanding at December 31, 2019 qualified for transition relief and were accounted for as purchased financial assets with credit deterioration ("PCD Method").

For the Loans accounted for under the PCD Method, the Company calculated an effective interest rate based on expected future net cash flows at the Adoption Date.

Loans originated after December 31, 2019, did not qualify for the PCD Method and are accounted for as originated financial assets ("Originated Method"). At the time of assignment, the Company (1) calculates the effective interest rate based on contractual future net cash flows; (2) records a Loan receivable equal to the advance paid to the Dealer under the Portfolio Program or purchase price paid to the Dealer under the Purchase Program; and (3) records an allowance for credit losses equal to the difference between the initial Loan receivable balance and the present value of expected future net cash flows discounted at the effective interest rate. The initial allowance for credit losses is recognized as a provision for credit losses in the consolidated statements of income.

In each subsequent period, the Company adjusts the allowance for credit losses for Loans accounted for under the PCD and Originated Methods, so that the net carrying amount of each Loan equals the present value of expected future net cash flows discounted at the effective interest rate. The adjustment to the allowance for credit losses is recognized as either a provision for credit losses or a reversal of provision for credit losses in the consolidated statements of income.

During the first quarter of 2022, the Company enhanced their methodology for forecasting the amount and timing of future net cash flows through the utilization of more recent data and new forecast variables. As a result, the Company removed the COVID-19 adjustment that was included in their estimate of future net cash flows during 2020 and 2021.

For Loans accounted for under the PCD Method, finance charge revenue is computed using the effective interest rate that was calculated on the Adoption Date based on expected future net cash flows. For Loans accounted for under the Originated Method, finance charge revenue is computed using the effective interest rate that was calculated upon assignment based on contractual future net cash flows.

We identified the allowance for credit losses, provision for credit losses and finance change revenue, which are recorded based on subjective models, as a critical audit matter.

The principal consideration for our determination that the allowance for credit losses, provision for credit losses and finance charge revenue is a critical audit matter is the high degree of subjectivity that is involved in evaluating the reasonableness of management's estimate, including assumptions used in the models that derive the expected future cash flows. The models used in the computation of the expected future cash flows are internally developed and determine the amount and timing of expected future cash flows for both the initial forecast and the current forecast.

Our audit procedures related to the allowance for credit losses, provision for credit losses and finance charge revenue included the following, among others:

We tested the design and operating effectiveness of relevant controls related to the models, including controls over the development and validation of the models, the completeness and accuracy of information used in the models, management review controls over the models and segregation of duties for maintaining the models.

With the assistance of an internal specialist, we assessed the reasonableness of the methodology used in the enhancement of the models that support or compute the expected future cash flows, including removal of the COVID-19 adjustment. We recomputed the initial and current forecast of expected future cash flows for a sample of Loans utilizing the new variables. We tested the underlying data including Loan balances and other characteristics included on the Consumer Loan documents and collections for that sample. We assessed the reasonableness of the timing of the expected future cash flows based on historical cash flows. We analyzed the historical forecasts against actual cash flows to evaluate if management has the ability to predict initial and current forecasts of future cash flows.

We sampled new Loans during 2022 and confirmed the balance with the Dealer and/or agreed to the Consumer Loan documents for completeness and accuracy. We sampled collections received during 2022 to verify completeness, accuracy, and application to the appropriate Loans. We recalculated the effective interest rate for a sample of Loans based on the contractual cash flows less estimated dealer holdback or we agreed to the prior year rate, based on the applicable method described above.

We recomputed the present value of expected future net cash flows discounted at the effective interest rate and the initial provision for credit losses for a sample of new Consumer Loan assignments.

We selected a sample of Loans to recompute the provision for credit losses, allowance for credit losses and finance charge revenue for the year-ended December 31, 2022. For the sample tested, we also recomputed the estimated dealer holdback, if applicable.

We also assessed the correlation of changes in the allowance for credit losses to collections for a sample of Loans. We analyzed the forecast enhancement in 2022 on the same sample of Loans.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2005.

Southfield, Michigan
February 10, 2023

CONSOLIDATED BALANCE SHEETS

(Dollars in millions, except per share data)

	As of December 31,	
	2022	**2021**
ASSETS:		
Cash and cash equivalents	$ 7.7	$ 23.3
Restricted cash and cash equivalents	410.0	410.9
Restricted securities available for sale	72.3	62.1
Loans receivable	9,165.5	9,349.8
Allowance for credit losses	(2,867.8)	(3,013.5)
Loans receivable, net	6,297.7	6,336.3
Property and equipment, net	51.4	57.3
Income taxes receivable	8.7	109.2
Other assets	56.9	51.8
Total Assets	$ 6,904.7	$ 7,050.9
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Liabilities:		
Accounts payable and accrued liabilities	$ 260.8	$ 175.0
Revolving secured line of credit	30.9	2.6
Secured financing	3,756.4	3,811.5
Senior notes	794.5	792.5
Mortgage note	8.9	9.7
Deferred income taxes, net	426.7	435.2
Income taxes payable	2.5	0.2
Total Liabilities	5,280.7	5,226.7
Commitments and Contingencies - See Note 16		
Shareholders' Equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value, 80,000,000 shares authorized, 12,756,885 and 14,145,888 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	0.1	0.1
Paid-in capital	245.7	197.2
Retained earnings	1,381.1	1,626.7
Accumulated other comprehensive income (loss)	(2.9)	0.2
Total Shareholders' Equity	1,624.0	1,824.2
Total Liabilities and Shareholders' Equity	$ 6,904.7	$ 7,050.9

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in millions, except per share data)

	For the Years Ended December 31,		
	2022	2021	2020
Revenue:			
Finance charges	$ 1,686.3	$ 1,742.6	$ 1,562.4
Premiums earned	62.7	60.3	57.3
Other income	83.4	53.1	49.6
Total revenue	1,832.4	1,856.0	1,669.3
Costs and expenses:			
Salaries and wages	262.0	218.1	186.5
General and administrative	88.7	100.3	69.6
Sales and marketing	75.6	65.3	69.5
Provision for credit losses	481.4	8.4	556.9
Interest	166.6	164.2	192.0
Provision for claims	46.4	38.8	37.9
Loss on extinguishment of debt	—	—	7.4
Total costs and expenses	1,120.7	595.1	1,119.8
Income before provision for income taxes	711.7	1,260.9	549.5
Provision for income taxes	175.9	302.6	128.5
Net income	$ 535.8	$ 958.3	$ 421.0
Net income per share:			
Basic	$ 39.50	$ 59.57	$ 23.57
Diluted	$ 39.32	$ 59.52	$ 23.47
Weighted average shares outstanding:			
Basic	13,563,885	16,085,823	17,858,935
Diluted	13,625,081	16,100,552	17,935,779

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	For the Years Ended December 31,					
	2022		**2021**		**2020**	
Net income	$	535.8	$	958.3	$	421.0
Other comprehensive income (loss), net of tax:						
Unrealized gain (loss) on securities, net of tax		(3.1)		(1.4)		0.8
Other comprehensive income (loss)		(3.1)		(1.4)		0.8
Comprehensive income	$	532.7	$	956.9	$	421.8

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in millions)

	Common Stock		Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Number	Amount				
Balance, January 1, 2020	18,352,779	$ 0.2	$ 157.7	$ 2,196.6	$ 0.8	$ 2,355.3
Net income	—	—	—	421.0	—	421.0
Other comprehensive income	—	—	—	—	0.8	0.8
Stock-based compensation	—	—	6.2	—	—	6.2
Forfeiture of restricted stock awards	(152)	—	—	—	—	—
Repurchase of common stock	(1,282,166)	—	(2.0)	(478.8)	—	(480.8)
Restricted stock units converted to common stock	21,971	—	—	—	—	—
Balance, December 31, 2020	17,092,432	0.2	161.9	2,138.8	1.6	2,302.5
Net income	—	—	—	958.3	—	958.3
Other comprehensive loss	—	—	—	—	(1.4)	(1.4)
Stock-based compensation	—	—	24.8	—	—	24.8
Forfeiture of restricted stock awards	(109,085)	—	—	—	—	—
Repurchase of common stock	(2,884,126)	(0.1)	(1.3)	(1,470.4)	—	(1,471.8)
Restricted stock units converted to common stock	11,416	—	—	—	—	—
Stock options exercised	35,251	—	11.8	—	—	11.8
Balance, December 31, 2021	14,145,888	0.1	197.2	1,626.7	0.2	1,824.2
Net income	—	—	—	535.8	—	535.8
Other comprehensive loss	—	—	—	—	(3.1)	(3.1)
Stock-based compensation	—	—	36.5	—	—	36.5
Repurchase of common stock	(1,491,481)	—	(3.1)	(781.4)	—	(784.5)
Restricted stock units converted to common stock	57,928	—	—	—	—	—
Stock options exercised	44,550	—	15.1	—	—	15.1
Balance, December 31, 2022	12,756,885	$ 0.1	$ 245.7	$ 1,381.1	$ (2.9)	$ 1,624.0

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	For the Years Ended December 31,		
	2022	**2021**	**2020**
Cash Flows From Operating Activities:			
Net income	$ 535.8	$ 958.3	$ 421.0
Adjustments to reconcile cash provided by operating activities:			
Provision for credit losses	481.4	8.4	556.9
Depreciation	9.0	9.7	8.8
Amortization	16.6	16.6	15.0
Provision (credit) for deferred income taxes	(7.7)	44.7	68.3
Stock-based compensation	36.5	24.8	6.2
Loss on extinguishment of debt	—	—	7.4
Other	0.3	(0.4)	(0.7)
Change in operating assets and liabilities:			
Increase (decrease) in accounts payable and accrued liabilities	67.9	(10.7)	(18.4)
Decrease (increase) in income taxes receivable	100.5	37.8	(80.8)
Increase in income taxes payable	2.3	—	—
Decrease (increase) in other assets	(3.9)	(19.8)	1.5
Net cash provided by operating activities	1,238.7	1,069.4	985.2
Cash Flows From Investing Activities:			
Purchases of restricted securities available for sale	(50.1)	(38.8)	(43.2)
Proceeds from sale of restricted securities available for sale	11.1	22.2	24.8
Maturities of restricted securities available for sale	24.3	18.3	13.0
Principal collected on Loans receivable	3,413.3	3,808.5	3,170.1
Advances to Dealers	(2,530.0)	(2,059.0)	(2,207.8)
Purchases of Consumer Loans	(1,095.3)	(1,108.8)	(1,433.4)
Accelerated payments of Dealer Holdback	(44.2)	(44.1)	(45.9)
Payments of Dealer Holdback	(186.6)	(153.4)	(142.6)
Purchases of property and equipment	(3.1)	(7.6)	(8.5)
Net cash provided by (used in) investing activities	(460.6)	437.3	(673.5)
Cash Flows From Financing Activities:			
Borrowings under revolving secured line of credit	6,622.6	1,562.6	5,376.0
Repayments under revolving secured line of credit	(6,594.3)	(1,655.9)	(5,280.1)
Proceeds from secured financing	1,541.9	1,830.8	2,800.2
Repayments of secured financing	(1,599.2)	(1,729.0)	(2,427.2)
Repayment of senior notes	—	—	(401.8)
Payments of debt issuance costs and debt extinguishment costs	(12.5)	(16.4)	(18.7)
Repurchase of common stock	(784.5)	(1,471.8)	(480.8)
Proceeds from stock options exercised	15.1	11.8	—
Other	16.3	(0.8)	(0.8)
Net cash used in financing activities	(794.6)	(1,468.7)	(433.2)
Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	(16.5)	38.0	(121.5)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	434.2	396.2	517.7
Cash and cash equivalents and restricted cash and cash equivalents, end of period	$ 417.7	$ 434.2	$ 396.2
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the period for interest	$ 147.3	$ 149.4	$ 191.6
Cash paid during the period for income taxes, net of refunds	$ 72.7	$ 213.2	$ 141.5

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Principal Business. Since 1972, Credit Acceptance Corporation (referred to as the “Company”, “Credit Acceptance”, “we”, “our” or “us”) has offered financing programs that enable automobile dealers to sell vehicles to consumers, regardless of their credit history. Our financing programs are offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our financing programs, but who actually end up qualifying for traditional financing.

Without our financing programs, consumers are often unable to purchase vehicles or they purchase unreliable ones. Further, as we report to the three national credit reporting agencies, an important ancillary benefit of our programs is that we provide consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing.

We refer to automobile dealers who participate in our programs and who share our commitment to changing consumers' lives as “Dealers”. Upon enrollment in our financing programs, the Dealer enters into a Dealer servicing agreement with us that defines the legal relationship between Credit Acceptance and the Dealer. The Dealer servicing agreement assigns the responsibilities for administering, servicing, and collecting the amounts due on retail installment contracts (referred to as “Consumer Loans”) from the Dealers to us. We are an indirect lender from a legal perspective, meaning the Consumer Loan is originated by the Dealer and assigned to us.

The vast majority of the Consumer Loans assigned to us are made to consumers with impaired or limited credit histories. The following table shows the percentage of Consumer Loans assigned to us with either FICO® scores below 650 or no FICO® scores:

	For the Years Ended December 31,		
Consumer Loan Assignment Volume	2022	2021	2020
Percentage of total unit volume with either FICO® scores below 650 or no FICO® scores	84.8 %	91.0 %	94.9 %

In 2020, we began piloting an option that expanded our financing programs to consumers with higher credit ratings. In the fourth quarter of 2021, we made this option available to all Dealers. A portion of the reduction in the percentage of total unit volume with FICO® scores below 650 or no FICO® scores relates to Consumer Loans assigned under this option.

We have two programs: the Portfolio Program and the Purchase Program. Under the Portfolio Program, we advance money to Dealers (referred to as a “Dealer Loan”) in exchange for the right to service the underlying Consumer Loans. Under the Purchase Program, we buy the Consumer Loans from the Dealers (referred to as a “Purchased Loan”) and keep all amounts collected from the consumer. Dealer Loans and Purchased Loans are collectively referred to as “Loans”. The following table shows the percentage of Consumer Loans assigned to us as Dealer Loans and Purchased Loans for each of the last three years:

	Unit Volume		Dollar Volume (1)	
For the Years Ended December 31,	Dealer Loans	Purchased Loans	Dealer Loans	Purchased Loans
2020	64.1 %	35.9 %	60.6 %	39.4 %
2021	67.9 %	32.1 %	65.0 %	35.0 %
2022	73.5 %	26.5 %	69.8 %	30.2 %

(1) Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program. Payments of Dealer Holdback (as defined below) and accelerated Dealer Holdback are not included.

Portfolio Program

As payment for the vehicle, the Dealer generally receives the following:

- a down payment from the consumer;
- a non-recourse cash payment (“advance”) from us; and
- after the advance balance (cash advance and related Dealer Loan fees and costs) has been recovered by us, the cash from payments made on the Consumer Loan, net of certain collection costs and our servicing fee (“Dealer Holdback”).

We record the amount advanced to the Dealer as a Dealer Loan, which is classified within Loans receivable in our consolidated balance sheets. Cash advanced to the Dealer is automatically assigned to the Dealer's open pool of advances. Dealers make an election as to how many Consumer Loans (either 50 or 100) will be assigned to an open pool before it is closed, and subsequent advances are assigned to a new pool. Unless we receive a request from the Dealer to keep a pool open, we automatically close each pool based on the Dealer's election. All advances within a Dealer's pool are secured by the future collections on the related Consumer Loans assigned to the pool. For Dealers with more than one pool, the pools are cross-collateralized so the performance of other pools is considered in determining eligibility for Dealer Holdback. We perfect our security interest with respect to the Dealer Loans by obtaining control or taking possession of the Consumer Loans, which list us as lien holder on the vehicle title.

The Dealer servicing agreement provides that collections received by us during a calendar month on Consumer Loans assigned by a Dealer are applied on a pool-by-pool basis as follows:

- first, to reimburse us for certain collection costs;
- second, to pay us our servicing fee, which generally equals 20% of collections;
- third, to reduce the aggregate advance balance and to pay any other amounts due from the Dealer to us; and
- fourth, to the Dealer as payment of Dealer Holdback.

If the collections on Consumer Loans from a Dealer's pool are not sufficient to repay the advance balance and any other amounts due to us, the Dealer will not receive Dealer Holdback. Certain events may also result in Dealers forfeiting their rights to Dealer Holdback, including becoming inactive before assigning 100 Consumer Loans.

Dealers have an opportunity to receive an accelerated Dealer Holdback payment each time a pool of Consumer Loans is closed. The amount paid to the Dealer is calculated using a formula that considers the number of Consumer Loans assigned to the pool and the related forecasted collections and advance balance.

Since typically the combination of the advance and the consumer's down payment provides the Dealer with a cash profit at the time of sale, the Dealer's risk in the Consumer Loan is limited. We cannot demand repayment of the advance from the Dealer except in the event the Dealer is in default of the Dealer servicing agreement. Advances are made only after the consumer and Dealer have signed a Consumer Loan contract, we have received the executed Consumer Loan contract and supporting documentation in either physical or electronic form, and we have approved all of the related stipulations for funding.

For accounting purposes, the transactions described under the Portfolio Program are not considered to be loans to consumers. Instead, our accounting reflects that of a lender to the Dealer. The classification as a Dealer Loan for accounting purposes is primarily a result of (1) the Dealer's financial interest in the Consumer Loan and (2) certain elements of our legal relationship with the Dealer.

Purchase Program

The Purchase Program differs from our Portfolio Program in that the Dealer receives a one-time payment from us at the time of assignment to purchase the Consumer Loan instead of a cash advance at the time of assignment and future Dealer Holdback payments. For accounting purposes, the transactions described under the Purchase Program are considered to be originated by the Dealer and then purchased by us.

Program Enrollment

Dealers are granted access to our Portfolio Program upon enrollment. Access to the Purchase Program is typically only granted to Dealers that meet one of the following:

- assigned at least 50 Consumer Loans under the Portfolio Program;
- franchise dealership; or
- independent dealership that meets certain criteria upon enrollment.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include our accounts and our wholly owned subsidiaries. All significant intercompany transactions have been eliminated. Our primary subsidiaries as of December 31, 2022 are: Buyer's Vehicle Protection Plan, Inc. ("BVPP"), Vehicle Remarketing Services, Inc. ("VRS"), VSC Re Company ("VSC Re"), CAC Warehouse Funding LLC II, CAC Warehouse Funding LLC IV, CAC Warehouse Funding LLC V, CAC Warehouse Funding LLC VI, CAC Warehouse Funding LLC VIII, Credit Acceptance Funding LLC 2019-2, Credit Acceptance Funding LLC 2019-3, Credit Acceptance Funding LLC 2020-1, Credit Acceptance Funding LLC 2020-2, Credit Acceptance Funding LLC 2020-3, Credit Acceptance Funding LLC 2021-1, Credit Acceptance Funding LLC 2021-2, Credit Acceptance Funding LLC 2021-3, Credit Acceptance Funding LLC 2021-4, Credit Acceptance Funding LLC 2022-1, Credit Acceptance Funding LLC 2022-2, and Credit Acceptance Funding LLC 2022-3.

Business Segment Information

We currently operate in one reportable segment which represents our core business of offering financing programs that enable Dealers to sell vehicles to consumers regardless of their credit history. For information regarding our one reportable segment and related entity wide disclosures, see Note 15 to the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounts which are subject to significant estimation include the allowance for credit losses, finance charge revenue, premiums earned, contingencies, and uncertain tax positions. Actual results could materially differ from those estimates.

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents

Cash equivalents consist of readily marketable securities with original maturities at the date of acquisition of three months or less. As of December 31, 2022 and 2021, we had $7.1 million and $22.9 million, respectively, in cash and cash equivalents that were not insured by the Federal Deposit Insurance Corporation ("FDIC").

Restricted cash and cash equivalents consist of cash pledged as collateral for secured financings and cash held in a trust for future vehicle service contract claims. As of December 31, 2022 and 2021, we had $406.5 million and $407.9 million, respectively, in restricted cash and cash equivalents that were not insured by the FDIC.

The following table provides a reconciliation of cash and cash equivalents and restricted cash and cash equivalents reported in our consolidated balance sheets to the total shown in our consolidated statements of cash flows:

(In millions)	As of December 31,		
	2022	**2021**	**2020**
Cash and cash equivalents	$ 7.7	$ 23.3	$ 16.0
Restricted cash and cash equivalents	410.0	410.9	380.2
Total cash and cash equivalents and restricted cash and cash equivalents	$ 417.7	$ 434.2	$ 396.2

Restricted Securities Available for Sale

Restricted securities available for sale consist of amounts held in a trust for future vehicle service contract claims. We determine the appropriate classification of our investments in debt securities at the time of purchase and reevaluate such determinations at each balance sheet date. Debt securities for which we do not have the intent or ability to hold to maturity are classified as available for sale, and stated at fair value with unrealized gains and losses, net of income taxes included in the determination of comprehensive income and reported as a component of shareholders' equity.

Loans Receivable and Allowance for Credit Losses

Consumer Loan Assignment. For legal purposes, a Consumer Loan is considered to have been assigned to us after the following has occurred:

- the consumer and Dealer have signed a Consumer Loan contract; and
- we have received the executed Consumer Loan contract and supporting documentation in either physical or electronic form.

For accounting and financial reporting purposes, a Consumer Loan is considered to have been assigned to us after the following has occurred:

- the Consumer Loan has been legally assigned to us; and
- we have made a funding decision and generally have provided funding to the Dealer in the form of either an advance under the Portfolio Program or one-time purchase payment under the Purchase Program.

Portfolio Segments and Classes. Our Loan portfolio consists of two portfolio segments: Dealer Loans and Purchased Loans. Our determination is based on the following:

- We have two financing programs: the Portfolio Program and the Purchase Program. We are considered to be a lender to our Dealers for Consumer Loans assigned under the Portfolio Program and a purchaser of Consumer Loans assigned under the Purchase Program.
- The Portfolio Program and the Purchase Program have different levels of risk in relation to credit losses. Under the Portfolio Program, the impact of negative variances in Consumer Loan performance is mitigated by Dealer Holdback and the cross-collateralization of Consumer Loan assignments. Under the Purchase Program, we are impacted by the full amount of negative variances in Consumer Loan performance.
- Our business model is narrowly focused on Consumer Loan assignments from one industry with expected cash flows that are significantly lower than the contractual cash flows owed to us due to credit quality. We do not believe that it is meaningful to disaggregate our Loan portfolio beyond the Dealer Loans and Purchased Loans portfolio segments.

Each portfolio segment consists of one class of Consumer Loan assignments, which is Consumer Loans originated by Dealers to finance purchases of vehicles and related ancillary products by consumers with impaired or limited credit histories. Our determination is based on the following:

- All of the Consumer Loans assigned to us have similar risk characteristics in relation to the categorization of borrowers, type of financing receivable, industry sector, and type of collateral.
- We only accept Consumer Loan assignments from Dealers located within the United States.

Recognition and Measurement Policies. On January 1, 2020, we adopted Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments, which is known as the current expected credit loss model, or CECL. Loans outstanding prior to the adoption date qualified for transition relief and are accounted for as purchased financial assets with credit deterioration ("PCD Method").

Under the PCD Method, on January 1, 2020, we:

- calculated an effective interest rate based on expected future net cash flows; and
- increased the Loans receivable and the related allowance for credit losses balances by the present value of the difference between contractual future net cash flows and expected future net cash flows discounted at the effective interest rate. This "gross-up" did not impact the net carrying amount of Loans (Loans receivable less allowance for credit losses) or consolidated net income.

Under the PCD Method, for each reporting period subsequent to the adoption of CECL, we:

- recognize finance charge revenue using the effective interest rate that was calculated on the adoption date based on expected future net cash flows; and
- adjust the allowance for credit losses so that the net carrying amount of each Loan equals the present value of expected future net cash flows discounted at the effective interest rate. The adjustment to the allowance for credit losses is recognized as either provision for credit losses expense or a reversal of provision for credit losses expense.

Consumer Loans assigned to us on or subsequent to January 1, 2020 do not qualify for the PCD Method and are accounted for as originated financial assets ("Originated Method"). While the cash flows we expect to collect at the time of assignment are significantly lower than the contractual cash flows owed to us due to credit quality, our Loans do not qualify for the PCD Method because the assignment of the Consumer Loan to us occurs a moment after the Consumer Loan is originated by the Dealer, so "a more-than-insignificant deterioration in credit quality since origination" has not occurred at the time of assignment. In addition, Dealer Loans also do not qualify for the PCD Method because Consumer Loans assigned to us under the Portfolio Program are considered to be advances under Dealer Loans originated by us rather than Consumer Loans purchased by us.

Under the Originated Method, at the time of assignment, we:

- calculate the effective interest rate based on contractual future net cash flows;
- record a Loan receivable equal to the advance paid to the Dealer under the Portfolio Program or purchase price paid to the Dealer under the Purchase Program; and
- record an allowance for credit losses equal to the difference between the initial Loan receivable balance and the present value of expected future net cash flows discounted at the effective interest rate. The initial allowance for credit losses is recognized as provision for credit losses expense.

The effective interest rate and initial allowance for credit losses are significantly higher for Consumer Loans assigned under the Purchase Program than for Consumer Loans assigned under the Portfolio Program, as contractual net cash flows exceed expected net cash flows by a significantly greater margin under the Purchase Program. Under the Purchase Program, we retain all contractual collections that exceed our initial expectations. Under the Portfolio Program, contractual collections that exceed our initial expectations are substantially offset by additional Dealer Holdback payments.

Under the Originated Method, for each reporting period subsequent to assignment, we:

- recognize finance charge revenue using the effective interest rate that was calculated at the time of assignment based on contractual future net cash flows; and
- adjust the allowance for credit losses so that the net carrying amount of each Loan equals the present value of expected future net cash flows discounted at the effective interest rate. The adjustment to the allowance for credit losses is recognized as either provision for credit losses expense or a reversal of provision for credit losses expense.

Loans Receivable. Amounts advanced to Dealers for Consumer Loans assigned under the Portfolio Program are recorded as Dealer Loans and are aggregated by Dealer for purposes of recognizing revenue and measuring credit losses. Amounts paid to Dealers for Consumer Loans assigned under the Purchase Program are recorded as Purchased Loans and, for purposes of recognizing revenue and measuring credit losses, are:
- not aggregated, if assigned on or subsequent to January 1, 2020; or
- aggregated into pools based on the month of purchase, if assigned prior to January 1, 2020.

The outstanding balance of each Loan included in Loans receivable is comprised of the following:
- cash paid to the Dealer (or to third party ancillary product providers on the Dealer's behalf) for the Consumer Loan assignment (advance under the Portfolio Program or one-time purchase payment under the Purchase Program);
- finance charges;
- Dealer Holdback payments;
- accelerated Dealer Holdback payments;
- recoveries;
- transfers in;
- less: collections (net of certain collection costs);
- less: write–offs; and
- less: transfers out.

Under our Portfolio Program, certain events may result in Dealers forfeiting their rights to Dealer Holdback. We transfer the Dealer's outstanding Dealer Loan balance and the related allowance for credit losses balance to Purchased Loans in the period this forfeiture occurs. We aggregate these Purchased Loans by Dealer for purposes of recognizing revenue and measuring credit losses.

Allowance for Credit Losses. The outstanding balance of the allowance for credit losses of each Loan represents the amount required to reduce net carrying amount of Loans (Loans receivable less allowance for credit losses) to the present value of expected future net cash flows discounted at the effective interest rate. Expected future net cash flows for Dealer Loans are comprised of expected future collections on the assigned Consumer Loans, less any expected future Dealer Holdback payments. Expected future net cash flows for Purchased Loans are comprised of expected future collections on the assigned Consumer Loans.

Expected future collections are forecasted for each individual Consumer Loan based on the historical performance of Consumer Loans with similar characteristics, adjusted for recent trends in payment patterns and economic conditions. Our forecast of expected future collections includes estimates for prepayments and post-contractual-term cash flows. Unless the consumer is no longer contractually obligated to pay us, we forecast future collections on each Consumer Loan for a 120 month period after the origination date. Expected future Dealer Holdback payments are forecasted for each individual Dealer based on the expected future collections and current advance balance of each Dealer Loan.

We fully write off the outstanding balances of a Loan and the related allowance for credit losses once we are no longer forecasting any expected future net cash flows on the Loan. Under our partial write-off policy, we write off the amount of the outstanding balances of a Loan and the related allowance for credit losses, if any, that exceeds 200% of the present value of expected future net cash flows on the Loan, as we deem this amount to be uncollectable.

Credit Quality. The vast majority of the Consumer Loans assigned to us are made to individuals with impaired or limited credit histories. Consumer Loans made to these individuals generally entail a higher risk of delinquency, default, and repossession and higher losses than loans made to consumers with better credit. Since most of our revenue and cash flows are generated from these Consumer Loans, our ability to accurately forecast Consumer Loan performance is critical to our business and financial results. At the time a Consumer Loan is submitted to us for assignment, we forecast future expected cash flows from the Consumer Loan. Based on these forecasts, an advance or one-time purchase payment is made to the related Dealer at a price designed to maximize our economic profit, a non-GAAP financial measure that considers our return on capital, our cost of capital, and the amount of capital invested.

We monitor and evaluate the credit quality of Consumer Loans on a monthly basis by comparing our current forecasted collection rates to our initial expectations. We use a statistical model that considers a number of credit quality indicators to estimate the expected collection rate for each Consumer Loan at the time of assignment. The credit quality indicators considered in our model include attributes contained in the consumer's credit bureau report, data contained in the consumer's credit application, the structure of the proposed transaction, vehicle information, and other factors. We continue to evaluate the expected collection rate of each Consumer Loan subsequent to assignment primarily through the monitoring of consumer payment behavior. Our evaluation becomes more accurate as the Consumer Loans age, as we use actual performance data in our forecast. Since all known, significant credit quality indicators have already been factored into our forecasts and pricing, we are not able to use any specific credit quality indicators to predict or explain variances in actual performance from our initial expectations. Any variances in performance from our initial expectations are the result of Consumer Loans performing differently from historical Consumer Loans with similar characteristics. We periodically adjust our statistical pricing model for new trends that we identify through our evaluation of these forecasted collection rate variances.

When overall forecasted collection rates underperform our initial expectations, the decline in forecasted collections has a more adverse impact on the profitability of the Purchased Loans than on the profitability of the Dealer Loans. For Purchased Loans, the decline in forecasted collections is absorbed entirely by us. For Dealer Loans, the decline in the forecasted collections is substantially offset by a decline in forecasted payments of Dealer Holdback.

Methodology Changes. On January 1, 2020, we adopted CECL, which changed our accounting policies for Loans. During the first quarter of 2020, we reduced forecasted collection rates to reflect the estimated long-term impact of COVID-19 on Consumer Loan performance. During the first quarter of 2022, we removed the COVID-19 forecast adjustment (as defined in Note 5) from our estimate of future net cash flows and enhanced our methodology for forecasting the amount and timing of future net cash flows from our Loan portfolio through the utilization of more recent data and new forecast variables. For additional information, see Note 5. For the three year period ended December 31, 2022, we did not make any other methodology changes for Loans that had a material impact on our financial statements.

Property and Equipment

Purchases of property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Estimated useful lives are generally as follows: buildings – 40 years, building improvements – 10 years, data processing equipment – 3 years, software – 5 years, office furniture and equipment – 7 years, and leasehold improvements – the lesser of the lease term or 7 years. The cost of assets sold or retired and the related accumulated depreciation are removed from the balance sheet at the time of disposition and any resulting gain or loss is included in operations. Maintenance, repairs, and minor replacements are charged to operations as incurred; major replacements and improvements are capitalized. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Costs incurred during the application development stage of software developed for internal use are capitalized and generally depreciated on a straight-line basis over five years. Costs incurred to maintain existing software are expensed as incurred. For additional information regarding our property and equipment, see Note 6 to the consolidated financial statements.

Deferred Debt Issuance Costs

Deferred debt issuance costs associated with secured financings and senior notes are included as a deduction from the carrying amount of the related debt liability, and deferred debt issuance costs associated with our revolving secured line of credit are included in other assets. Expenses associated with the issuance of debt instruments are capitalized and amortized as interest expense over the term of the debt instrument using the effective interest method for asset-backed secured financings ("Term ABS") and senior notes and the straight-line method for lines of credit and revolving secured warehouse ("Warehouse") facilities. For additional information regarding deferred debt issuance costs, see Note 9 to the consolidated financial statements.

Derivative Instruments

We rely on various sources of financing, some of which contain floating rates of interest and expose us to risks associated with increases in interest rates. We manage such risk primarily by entering into interest rate cap agreements ("derivative instruments"). These derivative instruments are not designated as hedges, and changes in their fair value increase or decrease interest expense.

We recognize derivative instruments as either other assets or accounts payable and accrued liabilities on our consolidated balance sheets. For additional information regarding our derivative instruments, see Note 10 to the consolidated financial statements.

Finance Charges

Sources of Revenue. Finance charges is comprised of: (1) interest income earned on Loans; (2) administrative fees earned from ancillary products; (3) program fees charged to Dealers under the Portfolio Program; (4) Consumer Loan assignment fees charged to Dealers; and (5) direct origination costs incurred on Dealer Loans.

We provide Dealers the ability to offer vehicle service contracts to consumers through our relationships with Third Party Providers ("TPPs"). A vehicle service contract provides the consumer protection by paying for the repair or replacement of certain components of the vehicle in the event of a mechanical failure. The retail price of the vehicle service contract is included in the principal balance of the Consumer Loan. The wholesale cost of the vehicle service contract is paid to the TPP, net of an administrative fee retained by us. The difference between the wholesale cost and the retail price to the consumer is paid to the Dealer as a commission. Under the Portfolio Program, the wholesale cost of the vehicle service contract and the commission paid to the Dealer are charged to the Dealer's advance balance. TPPs process claims on vehicle service contracts that are underwritten by third party insurers. We bear the risk of loss for claims on certain vehicle service contracts that are reinsured by us. We market the vehicle service contracts directly to our Dealers.

We provide Dealers the ability to offer Guaranteed Asset Protection ("GAP") to consumers through our relationships with TPPs. GAP provides the consumer protection by paying the difference between the loan balance and the amount covered by the consumer's insurance policy in the event of a total loss of the vehicle due to severe damage or theft. The retail price of GAP is included in the principal balance of the Consumer Loan. The wholesale cost of GAP is paid to the TPP, net of an administrative fee retained by us. The difference between the wholesale cost and the retail price to the consumer is paid to the Dealer as a commission. Under the Portfolio Program, the wholesale cost of GAP and the commission paid to the Dealer are charged to the Dealer's advance balance. TPPs process claims on GAP contracts that are underwritten by third party insurers.

Program fees represent monthly fees charged to Dealers for access to our Credit Approval Processing System ("CAPS"); administration, servicing, and collection services offered by us; documentation related to or affecting our program; and all tangible and intangible property owned by Credit Acceptance. We charge a monthly fee of $599 to Dealers participating in our Portfolio Program and we collect it from future Dealer Holdback payments.

Recognition Policy. We recognize finance charges under the interest method such that revenue is recognized on a level-yield basis over the life of the Loan. We calculate finance charges on a monthly basis by applying the effective interest rate of the Loan to the net carrying amount of the Loan (Loan receivable less the related allowance for credit losses). For Consumer Loans assigned on or subsequent to January 1, 2020, the effective interest rate is based on contractual future net cash flows. For Consumer Loans assigned prior to January 1, 2020, the effective interest rate was determined based on expected future net cash flows.

We report the change in the present value of credit losses attributable to the passage of time as a reduction to finance charges. Accordingly, we allocate finance charges recognized on each Loan between the Loan receivable and the related allowance for credit losses. The amount of finance charges allocated to the Loan receivable is equal to the effective interest rate applied to the Loans receivable balance. The reduction of finance charges allocated to the allowance for credit losses is equal to the effective interest rate applied to the allowance for credit losses balance.

Reinsurance

VSC Re, our wholly owned subsidiary, is engaged in the business of reinsuring coverage under vehicle service contracts sold to consumers by Dealers on vehicles financed by us. VSC Re currently reinsures vehicle service contracts that are offered through one of our TPPs. Vehicle service contract premiums, which represent the selling price of the vehicle service contract to the consumer, less fees and certain administrative costs, are contributed to a trust account controlled by VSC Re. These premiums are used to fund claims covered under the vehicle service contracts. VSC Re is a bankruptcy remote entity. As such, our exposure to fund claims is limited to the trust assets controlled by VSC Re and our net investment in VSC Re.

Premiums from the reinsurance of vehicle service contracts are recognized over the life of the policy in proportion to expected costs of servicing those contracts. Expected costs are determined based on our historical claims experience. Claims are expensed through a provision for claims in the period the claim was incurred. Capitalized acquisition costs are comprised of premium taxes and are amortized as general and administrative expense over the life of the contracts in proportion to premiums earned.

We have consolidated the trust within our financial statements based on our determination of the following:

- *We have a variable interest in the trust.* We have a residual interest in the assets of the trust, which is variable in nature, given that it increases or decreases based upon the actual loss experience of the related service contracts. In addition, VSC Re is required to absorb any losses in excess of the trust's assets.
- *The trust is a variable interest entity.* The trust has insufficient equity at risk as no parties to the trust were required to contribute assets that provide them with any ownership interest.
- *We are the primary beneficiary of the trust.* We control the amount of premiums written and placed in the trust through Consumer Loan assignments under our Programs, which is the activity that most significantly impacts the economic performance of the trust. We have the right to receive benefits from the trust that could potentially be significant. In addition, VSC Re has the obligation to absorb losses of the trust that could potentially be significant.

Stock-Based Compensation Plans

We have stock-based compensation plans for team members and non-employee directors, which are described more fully in Note 14 to the consolidated financial statements. We apply a fair-value-based measurement method in accounting for stock-based compensation plans and recognize stock-based compensation expense over the requisite service period of the grant as salaries and wages expense.

Employee Benefit Plan

We sponsor a 401(k) plan that covers substantially all of our team members. We offer matching contributions to the 401(k) plan based on each enrolled team members' eligible annual gross pay (subject to statutory limitations). Our matching contribution rate is equal to 100% of the first 4% participants contribute and an additional 50% of the next 2% participants contribute, for a maximum matching contribution of 5% of each participant's eligible annual gross pay. For the years ended December 31, 2022, 2021 and 2020, we recognized compensation expense of $8.5 million, $7.5 million, and $7.2 million, respectively, for our matching contributions to the plan.

Income Taxes

Provisions for federal, state, and foreign income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

We follow a two-step approach for recognizing uncertain tax positions. First, we evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, for positions that we determine are more-likely-than-not to be sustained, we recognize the tax benefit as the largest benefit that has a greater than 50% likelihood of being sustained. We establish a reserve for uncertain tax positions liability that is comprised of unrecognized tax benefits and related interest. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. We recognize interest and penalties related to uncertain tax positions in provision for income taxes. For additional information regarding our income taxes, see Note 11 to the consolidated financial statements.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were $1.0 million for the year ended December 31, 2022, $0.3 million for the year ended December 31, 2021, and $0.1 million for the year ended December 31, 2020.

New Accounting Update Not Yet Adopted

Troubled Debt Restructurings and Vintage Disclosures. In March 2022, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2022-02, which intends to improve the usefulness of information provided to investors about certain loan refinancings, restructurings, and write-offs. ASU 2022-02 is effective for fiscal years, and interim periods, beginning after December 15, 2022. The adoption of ASU 2022-02 will expand our write-off disclosures.

Reclassification

Certain amounts from prior periods have been reclassified to conform to the current presentation.

Subsequent Events

We have evaluated events and transactions occurring subsequent to the consolidated balance sheet date of December 31, 2022 for items that could potentially be recognized or disclosed in these financial statements. We did not identify any items which would require disclosure in or adjustment to the consolidated financial statements.

3.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate their value.

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents. The carrying amounts approximate their fair value due to the short maturity of these instruments.

Restricted Securities Available for Sale. The fair value of U.S. Government and agency securities and corporate bonds is based on quoted market values in active markets. For asset-backed securities, mortgage-backed securities, and commercial paper we use model-based valuation techniques for which all significant assumptions are observable in the market.

Loans Receivable, net. The fair value is determined by calculating the present value of expected future net cash flows estimated by us by utilizing the discount rate used to calculate the value of our Loans under our non-GAAP floating yield methodology.

Revolving Secured Line of Credit. The fair value is determined by calculating the present value of the debt instrument based on current rates for debt with a similar risk profile and maturity.

Secured Financing. The fair value of certain Term ABS financings is determined using quoted market prices in an active market. For our warehouse facilities and certain other Term ABS financings, the fair values are determined by calculating the present value of each debt instrument based on current rates for debt with similar risk profiles and maturities.

Senior Notes. The fair value is determined using quoted market prices in an active market.

Mortgage Note. The fair value is determined by calculating the present value of the debt instrument based on current rates for debt with a similar risk profile and maturity.

A comparison of the carrying amount and estimated fair value of these financial instruments is as follows:

(In millions)	As of December 31,							
	2022				**2021**			
	Carrying Amount		**Estimated Fair Value**		**Carrying Amount**		**Estimated Fair Value**	
Assets								
Cash and cash equivalents	$	7.7	$	7.7	$	23.3	$	23.3
Restricted cash and cash equivalents		410.0		410.0		410.9		410.9
Restricted securities available for sale		72.3		72.3		62.1		62.1
Loans receivable, net		6,297.7		6,767.9		6,336.3		6,580.4
Liabilities								
Revolving secured line of credit	$	30.9	$	30.9	$	2.6	$	2.6
Secured financing		3,756.4		3,581.9		3,811.5		3,832.1
Senior notes		794.5		759.0		792.5		825.8
Mortgage note		8.9		8.9		9.7		9.7

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We group assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates or assumptions that market participants would use in pricing the asset or liability.

The following table provides the level of measurement used to determine the fair value for each of our financial instruments measured or disclosed at fair value:

(In millions)	As of December 31, 2022			
	Level 1	**Level 2**	**Level 3**	**Total Fair Value**
Assets				
Cash and cash equivalents (1)	$ 7.7	$ —	$ —	$ 7.7
Restricted cash and cash equivalents (1)	410.0	—	—	410.0
Restricted securities available for sale (2)	58.7	13.6	—	72.3
Loans receivable, net (1)	—	—	6,767.9	6,767.9
Liabilities				
Revolving secured line of credit (1)	$ —	$ 30.9	$ —	$ 30.9
Secured financing (1)	2,781.8	800.1	—	3,581.9
Senior notes (1)	759.0		—	759.0
Mortgage note (1)	—	8.9	—	8.9

(In millions)	As of December 31, 2021			
	Level 1	**Level 2**	**Level 3**	**Total Fair Value**
Assets				
Cash and cash equivalents (1)	$ 23.3	$ —	$ —	$ 23.3
Restricted cash and cash equivalents (1)	410.9	—	—	410.9
Restricted securities available for sale (2)	49.0	13.1	—	62.1
Loans receivable, net (1)	—	—	6,580.4	6,580.4
Liabilities				
Revolving secured line of credit (1)	$ —	$ 2.6	$ —	$ 2.6
Secured financing (1)	3,231.9	600.2	—	3,832.1
Senior notes (1)	825.8	—	—	825.8
Mortgage note (1)	—	9.7	—	9.7

(1) Measured at amortized cost with fair value disclosed.
(2) Measured at fair value on a recurring basis.

4. RESTRICTED SECURITIES AVAILABLE FOR SALE

Restricted securities available for sale consist of the following:

(In millions)	As of December 31, 2022							
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
Corporate bonds	$	32.6	$	—	$	(1.7)	$	30.9
U.S. Government and agency securities		29.5		—		(1.7)		27.8
Asset-backed securities		13.8		—		(0.4)		13.4
Mortgage-backed securities		0.2		—		—		0.2
Total restricted securities available for sale	$	76.1	$	—	$	(3.8)	$	72.3

(In millions)	As of December 31, 2021							
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
Corporate bonds	$	27.3	$	0.3	$	(0.2)	$	27.4
U.S. Government and agency securities		21.5		0.2		(0.1)		21.6
Asset-backed securities		12.9		—		(0.1)		12.8
Mortgage-backed securities		0.3		—		—		0.3
Total restricted securities available for sale	$	62.0	$	0.5	$	(0.4)	$	62.1

The fair value and gross unrealized losses for restricted securities available for sale, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

(In millions)	Securities Available for Sale with Gross Unrealized Losses as of December 31, 2022											
	Less than 12 Months				12 Months or More							
	Estimated Fair Value		Gross Unrealized Losses		Estimated Fair Value		Gross Unrealized Losses		Total Estimated Fair Value		Total Gross Unrealized Losses	
Corporate bonds	$	15.1	$	(0.6)	$	13.3	$	(1.1)	$	28.4	$	(1.7)
U.S. Government and agency securities		18.0		(0.8)		9.2		(0.9)		27.2		(1.7)
Asset-backed securities		6.6		(0.1)		4.4		(0.3)		11.0		(0.4)
Mortgage-backed securities		0.3		—		—		—		0.3		—
Total restricted securities available for sale	$	40.0	$	(1.5)	$	26.9	$	(2.3)	$	66.9	$	(3.8)

(In millions)	Securities Available for Sale with Gross Unrealized Losses as of December 31, 2021											
	Less than 12 Months				12 Months or More							
	Estimated Fair Value		Gross Unrealized Losses		Estimated Fair Value		Gross Unrealized Losses		Total Estimated Fair Value		Total Gross Unrealized Losses	
Corporate bonds	$	15.0	$	(0.2)	$	1.3	$	—	$	16.3	$	(0.2)
U.S. Government and agency securities		10.1		(0.1)		—		—		10.1		(0.1)
Asset-backed securities		8.4		(0.1)		—		—		8.4		(0.1)
Mortgage-backed securities		—		—		—		—		—		—
Total restricted securities available for sale	$	33.5	$	(0.4)	$	1.3	$	—	$	34.8	$	(0.4)

The cost and estimated fair values of debt securities by contractual maturity were as follows (securities with multiple maturity dates are classified in the period of final maturity). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In millions)	As of December 31,			
	2022		2021	
Contractual Maturity	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ 4.0	$ 3.9	$ 2.9	$ 3.0
Over one year to five years	66.4	63.0	56.9	57.0
Over five years to ten years	5.6	5.3	2.1	2.0
Over ten years	0.1	0.1	0.1	0.1
Total restricted securities available for sale	$ 76.1	$ 72.3	$ 62.0	$ 62.1

5.   **LOANS RECEIVABLE**

Loans receivable and allowance for credit losses consist of the following:

(In millions)	As of December 31, 2022		
	Dealer Loans	Purchased Loans	Total
Loans receivable	$ 6,074.8	$ 3,090.7	$ 9,165.5
Allowance for credit losses	(2,000.0)	(867.8)	(2,867.8)
Loans receivable, net	$ 4,074.8	$ 2,222.9	$ 6,297.7

(In millions)	As of December 31, 2021		
	Dealer Loans	Purchased Loans	Total
Loans receivable	$ 5,655.1	$ 3,694.7	$ 9,349.8
Allowance for credit losses	(1,767.8)	(1,245.7)	(3,013.5)
Loans receivable, net	$ 3,887.3	$ 2,449.0	$ 6,336.3

A summary of changes in Loans receivable and allowance for credit losses is as follows:

(In millions)	For the Year Ended December 31, 2022								
	Loans Receivable			Allowance for Credit Losses			Loans Receivable, Net		
	Dealer Loans	Purchased Loans	Total	Dealer Loans	Purchased Loans	Total	Dealer Loans	Purchased Loans	Total
Balance, beginning of period	$ 5,655.1	$ 3,694.7	$ 9,349.8	$(1,767.8)	$ (1,245.7)	$(3,013.5)	$ 3,887.3	$ 2,449.0	$ 6,336.3
Finance charges	1,391.0	997.8	2,388.8	(442.4)	(260.1)	(702.5)	948.6	737.7	1,686.3
Provision for credit losses	—	—	—	(240.4)	(241.0)	(481.4)	(240.4)	(241.0)	(481.4)
New Consumer Loan assignments (1)	2,530.0	1,095.3	3,625.3	—	—	—	2,530.0	1,095.3	3,625.3
Collections (2)	(3,237.5)	(1,871.9)	(5,109.4)	—	—	—	(3,237.5)	(1,871.9)	(5,109.4)
Accelerated Dealer Holdback payments	44.2	—	44.2	—	—	—	44.2	—	44.2
Dealer Holdback payments	186.6	—	186.6	—	—	—	186.6	—	186.6
Transfers (3)	(72.1)	72.1	—	18.3	(18.3)	—	(53.8)	53.8	—
Write-offs	(433.4)	(900.4)	(1,333.8)	433.4	900.4	1,333.8	—	—	—
Recoveries (4)	1.1	3.1	4.2	(1.1)	(3.1)	(4.2)	—	—	—
Deferral of Loan origination costs	9.8	—	9.8	—	—	—	9.8	—	9.8
Balance, end of period	$ 6,074.8	$ 3,090.7	$ 9,165.5	$(2,000.0)	$ (867.8)	$(2,867.8)	$ 4,074.8	$ 2,222.9	$ 6,297.7

(In millions)	For the Year Ended December 31, 2021								
	Loans Receivable			Allowance for Credit Losses			Loans Receivable, Net		
	Dealer Loans	Purchased Loans	Total	Dealer Loans	Purchased Loans	Total	Dealer Loans	Purchased Loans	Total
Balance, beginning of period	$ 5,869.6	$ 4,255.2	$10,124.8	$(1,702.1)	$ (1,634.8)	$(3,336.9)	$ 4,167.5	$ 2,620.4	$ 6,787.9
Finance charges	1,385.1	1,117.9	2,503.0	(413.8)	(346.6)	(760.4)	971.3	771.3	1,742.6
Provision for credit losses	—	—	—	28.2	(36.6)	(8.4)	28.2	(36.6)	(8.4)
New Consumer Loan assignments (1)	2,059.0	1,108.8	3,167.8	—	—	—	2,059.0	1,108.8	3,167.8
Collections (2)	(3,464.6)	(2,095.1)	(5,559.7)	—	—	—	(3,464.6)	(2,095.1)	(5,559.7)
Accelerated Dealer Holdback payments	44.1	—	44.1	—	—	—	44.1	—	44.1
Dealer Holdback payments	153.4	—	153.4	—	—	—	153.4	—	153.4
Transfers (3)	(115.7)	115.7	—	35.5	(35.5)	—	(80.2)	80.2	—
Write-offs	(286.2)	(810.3)	(1,096.5)	286.2	810.3	1,096.5	—	—	—
Recoveries (4)	1.8	2.5	4.3	(1.8)	(2.5)	(4.3)	—	—	—
Deferral of Loan origination costs	8.6	—	8.6	—	—	—	8.6	—	8.6
Balance, end of period	$ 5,655.1	$ 3,694.7	$ 9,349.8	$(1,767.8)	$ (1,245.7)	$(3,013.5)	$ 3,887.3	$ 2,449.0	$ 6,336.3

(In millions)

	For the Year Ended December 31, 2020								
	Loans Receivable			Allowance for Credit Losses			Loans Receivable, Net		
	Dealer Loans	Purchased Loans	Total	Dealer Loans	Purchased Loans	Total	Dealer Loans	Purchased Loans	Total
Balance, beginning of period	$ 4,623.3	$ 2,597.9	$ 7,221.2	$ (428.0)	$ (108.0)	$ (536.0)	$ 4,195.3	$ 2,489.9	$ 6,685.2
Adoption of CECL (5)	940.2	1,523.4	2,463.6	(940.2)	(1,523.4)	(2,463.6)	—	—	—
Finance charges	1,313.9	991.0	2,304.9	(368.0)	(374.5)	(742.5)	945.9	616.5	1,562.4
Provision for credit losses	—	—	—	(239.7)	(317.2)	(556.9)	(239.7)	(317.2)	(556.9)
New Consumer Loan assignments (1)	2,207.8	1,433.4	3,641.2	—	—	—	2,207.8	1,433.4	3,641.2
Collections (2)	(3,059.1)	(1,682.3)	(4,741.4)	—	—	—	(3,059.1)	(1,682.3)	(4,741.4)
Accelerated Dealer Holdback payments	45.9	—	45.9	—	—	—	45.9	—	45.9
Dealer Holdback payments	142.6	—	142.6	—	—	—	142.6	—	142.6
Transfers (3)	(119.8)	119.8	—	39.7	(39.7)	—	(80.1)	80.1	—
Write-offs	(235.1)	(729.8)	(964.9)	235.1	729.8	964.9	—	—	—
Recoveries (4)	1.0	1.8	2.8	(1.0)	(1.8)	(2.8)	—	—	—
Deferral of Loan origination costs	8.9	—	8.9	—	—	—	8.9	—	8.9
Balance, end of period	$ 5,869.6	$ 4,255.2	$10,124.8	$(1,702.1)	$ (1,634.8)	$(3,336.9)	$ 4,167.5	$ 2,620.4	$ 6,787.9

(1) The Dealer Loans amount represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program. The Purchased Loans amount represents one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program.
(2) Represents repayments that we collected on Consumer Loans assigned under our programs.
(3) Under our Portfolio Program, certain events may result in Dealers forfeiting their rights to Dealer Holdback. We transfer the Dealer's outstanding Dealer Loan balance and related allowance for credit losses balance to Purchased Loans in the period this forfeiture occurs.
(4) The Dealer Loans amount represents net cash flows received (collections less any related Dealer Holdback payments) on Dealer Loans that were previously written off in full. The Purchased Loans amount represents collections received on Purchased Loans that were previously written off in full.
(5) Represents the gross-up of Loans receivable and allowance for credit losses on January 1, 2020 upon the adoption of CECL for the present value of the difference between contractual future net cash flows and expected future net cash flows discounted at the effective interest rate.

We recognize provision for credit losses on new Consumer Loan assignments for contractual net cash flows that were not expected to be realized at the time of assignment. We also recognize provision for credit losses on forecast changes in the amount and timing of expected future net cash flows subsequent to assignment. The following table summarizes the provision for credit losses for each of these components:

(In millions)

	For the Year Ended December 31, 2022		
Provision for Credit Losses	Dealer Loans	Purchased Loans	Total
New Consumer Loan assignments	$ 154.8	$ 188.9	$ 343.7
Forecast changes	85.6	52.1	137.7
Total	$ 240.4	$ 241.0	$ 481.4

(In millions)

	For the Year Ended December 31, 2021		
Provision for Credit Losses	Dealer Loans	Purchased Loans	Total
New Consumer Loan assignments	$ 153.1	$ 212.0	$ 365.1
Forecast changes	(181.3)	(175.4)	(356.7)
Total	$ (28.2)	$ 36.6	$ 8.4

(In millions)	For the Year Ended December 31, 2020		
Provision for Credit Losses	**Dealer Loans**	**Purchased Loans**	**Total**
New Consumer Loan assignments	$ 209.7	$ 308.9	$ 518.6
Forecast changes	30.0	8.3	38.3
Total	$ 239.7	$ 317.2	$ 556.9

The net Loan income (finance charge revenue less provision for credit losses expense) that we will recognize over the life of a Loan equals the cash we collect from the underlying Consumer Loan less the cash we pay to the Dealer. Under CECL, we are required to recognize a significant provision for credit losses expense at the time of assignment for contractual net cash flows we never expect to realize and to recognize in subsequent periods finance charge revenue that is significantly in excess of our expected yields. Additional information related to new Consumer Loan assignments is as follows:

(In millions)	For the Year Ended December 31, 2022		
New Consumer Loan Assignments	**Dealer Loans**	**Purchased Loans**	**Total**
Contractual net cash flows at the time of assignment (1)	$ 3,874.4	$ 2,185.9	$ 6,060.3
Expected net cash flows at the time of assignment (2)	3,516.1	1,497.0	5,013.1
Loans receivable at the time of assignment (3)	2,530.0	1,095.3	3,625.3
Provision for credit losses expense at the time of assignment	$ (154.8)	$ (188.9)	$ (343.7)
Expected future finance charges at the time of assignment (4)	1,140.9	590.6	1,731.5
Expected net Loan income at the time of assignment (5)	$ 986.1	$ 401.7	$ 1,387.8

(In millions)	For the Year Ended December 31, 2021		
New Consumer Loan Assignments	**Dealer Loans**	**Purchased Loans**	**Total**
Contractual net cash flows at the time of assignment (1)	$ 3,202.5	$ 2,324.1	$ 5,526.6
Expected net cash flows at the time of assignment (2)	2,880.9	1,549.1	4,430.0
Loans receivable at the time of assignment (3)	2,059.0	1,108.8	3,167.8
Provision for credit losses expense at the time of assignment	$ (153.1)	$ (212.0)	$ (365.1)
Expected future finance charges at the time of assignment (4)	975.0	652.3	1,627.3
Expected net Loan income at the time of assignment (5)	$ 821.9	$ 440.3	$ 1,262.2

(In millions)	For the Year Ended December 31, 2020		
New Consumer Loan Assignments	**Dealer Loans**	**Purchased Loans**	**Total**
Contractual net cash flows at the time of assignment (1)	$ 3,506.9	$ 3,151.2	$ 6,658.1
Expected net cash flows at the time of assignment (2)	3,113.4	2,018.2	5,131.6
Loans receivable at the time of assignment (3)	2,207.8	1,433.4	3,641.2
Provision for credit losses expense at the time of assignment	$ (209.7)	$ (308.9)	$ (518.6)
Expected future finance charges at the time of assignment (4)	1,115.3	893.7	2,009.0
Expected net Loan income at the time of assignment (5)	$ 905.6	$ 584.8	$ 1,490.4

(1) The Dealer Loans amount represents repayments that we were contractually owed at the time of assignment on Consumer Loans assigned under our Portfolio Program, less the related Dealer Holdback payments that we would be required to make if we collected all of the contractual repayments. The Purchased Loans amount represents repayments that we were contractually owed at the time of assignment on Consumer Loans assigned under our Purchase Program.
(2) The Dealer Loans amount represents repayments that we expected to collect at the time of assignment on Consumer Loans assigned under our Portfolio Program, less the related Dealer Holdback payments that we expected to make. The Purchased Loans amount represents repayments that we expected to collect at the time of assignment on Consumer Loans assigned under our Purchase Program.
(3) The Dealer Loans amount represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program. The Purchased Loans amount represents one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program.
(4) Represents revenue that is expected to be recognized on a level-yield basis over the lives of the Loans.
(5) Represents the amount that expected net cash flows at the time of assignment (2) exceed Loans receivable at the time of assignment (3).

A summary of changes in expected future net cash flows is as follows:

| (In millions) | For the Year Ended December 31, 2022 | | |
Expected Future Net Cash Flows	Dealer Loans	Purchased Loans	Total
Balance, beginning of period	$ 5,249.7	$ 3,698.6	$ 8,948.3
New Consumer Loan assignments (1)	3,516.1	1,497.0	5,013.1
Realized net cash flows (2)	(3,006.7)	(1,871.9)	(4,878.6)
Forecast changes	(41.6)	(18.1)	(59.7)
Transfers (3)	(79.6)	89.9	10.3
Balance, end of period	$ 5,637.9	$ 3,395.5	$ 9,033.4

| (In millions) | For the Year Ended December 31, 2021 | | |
Expected Future Net Cash Flows	Dealer Loans	Purchased Loans	Total
Balance, beginning of period	$ 5,664.3	$ 3,880.1	$ 9,544.4
New Consumer Loan assignments (1)	2,880.9	1,549.1	4,430.0
Realized net cash flows (2)	(3,267.1)	(2,095.1)	(5,362.2)
Forecast changes	87.7	238.4	326.1
Transfers (3)	(116.1)	126.1	10.0
Balance, end of period	$ 5,249.7	$ 3,698.6	$ 8,948.3

| (In millions) | For the Year Ended December 31, 2020 | | |
Expected Future Net Cash Flows	Dealer Loans	Purchased Loans	Total
Balance, beginning of period	$ 5,577.0	$ 3,428.2	$ 9,005.2
New Consumer Loan assignments (1)	3,113.4	2,018.2	5,131.6
Realized net cash flows (2)	(2,870.6)	(1,682.3)	(4,552.9)
Forecast changes	(41.1)	(5.2)	(46.3)
Transfers (3)	(114.4)	121.2	6.8
Balance, end of period	$ 5,664.3	$ 3,880.1	$ 9,544.4

(1) The Dealer Loans amount represents repayments that we expected to collect at the time of assignment on Consumer Loans assigned under our Portfolio Program, less the related Dealer Holdback payments that we expected to make. The Purchased Loans amount represents repayments that we expected to collect at the time of assignment on Consumer Loans assigned under our Purchase Program.

(2) The Dealer Loans amount represents repayments that we collected on Consumer Loans assigned under our Portfolio Program, less the Dealer Holdback and Accelerated Dealer Holdback payments that we made. Purchased Loans amount represents repayments that we collected on Consumer Loans assigned under our Purchase Program.

(3) Under our Portfolio Program, certain events may result in Dealers forfeiting their rights to Dealer Holdback. We transfer the Dealer's outstanding Dealer Loan balance, related allowance for credit losses balance, and related expected future net cash flows to Purchased Loans in the period this forfeiture occurs.

Credit Quality

We monitor and evaluate the credit quality of Consumer Loans assigned under our Portfolio and Purchase Programs on a monthly basis by comparing our current forecasted collection rates to our prior forecasted collection rates and our initial expectations. For additional information regarding credit quality, see Note 2 to the consolidated financial statements. The following table compares our forecast of Consumer Loan collection rates as of December 31, 2022, with the forecasts as of December 31, 2021, as of December 31, 2020, and at the time of assignment, segmented by year of assignment:

	Total Loans as of December 31, 2022						
	Forecasted Collection Percentage as of (1)				Current Forecast Variance from		
Consumer Loan Assignment Year	December 31, 2022	December 31, 2021	December 31, 2020	Initial Forecast	December 31, 2021	December 31, 2020	Initial Forecast
2013	73.5%	73.4%	73.4%	72.0 %	0.1%	0.1%	1.5%
2014	71.7%	71.5%	71.6%	71.8 %	0.2%	0.1%	-0.1%
2015	65.2%	65.1%	65.2%	67.7 %	0.1%	0.0%	-2.5%
2016	63.8%	63.6%	63.6%	65.4 %	0.2%	0.2%	-1.6%
2017	64.7%	64.4%	64.1%	64.0 %	0.3%	0.6%	0.7%
2018	65.2%	65.1%	64.0%	63.6 %	0.1%	1.2%	1.6%
2019	66.6%	66.5%	64.4%	64.0 %	0.1%	2.2%	2.6%
2020	67.8%	67.9%	64.8%	63.4 %	-0.1%	3.0%	4.4%
2021	66.2%	66.5%	—	66.3 %	-0.3%	—	-0.1%
2022	66.3%	—	—	67.5 %	—	—	-1.2%

	Dealer Loans as of December 31, 2022						
	Forecasted Collection Percentage as of (1) (2)				Current Forecast Variance from		
Consumer Loan Assignment Year	December 31, 2022	December 31, 2021	December 31, 2020	Initial Forecast	December 31, 2021	December 31, 2020	Initial Forecast
2013	73.4%	73.3%	73.4%	72.1 %	0.1%	0.0%	1.3%
2014	71.6%	71.4%	71.5%	71.9 %	0.2%	0.1%	-0.3%
2015	64.5%	64.4%	64.5%	67.5 %	0.1%	0.0%	-3.0%
2016	63.0%	62.8%	62.8%	65.1 %	0.2%	0.2%	-2.1%
2017	64.0%	63.8%	63.4%	63.8 %	0.2%	0.6%	0.2%
2018	64.6%	64.6%	63.5%	63.6 %	0.0%	1.1%	1.0%
2019	66.3%	66.2%	64.1%	63.9 %	0.1%	2.2%	2.4%
2020	67.7%	67.6%	64.5%	63.3 %	0.1%	3.2%	4.4%
2021	66.0%	66.2%	—	66.3 %	-0.2%	—	-0.3%
2022	65.8%	—	—	67.3 %	—	—	-1.5%

Consumer Loan Assignment Year	Purchased Loans as of December 31, 2022						
	Forecasted Collection Percentage as of (1) (2)				Current Forecast Variance from		
	December 31, 2022	December 31, 2021	December 31, 2020	Initial Forecast	December 31, 2021	December 31, 2020	Initial Forecast
2013	74.3%	74.2%	74.3%	71.6 %	0.1%	0.0%	2.7%
2014	72.5%	72.4%	72.4%	70.9 %	0.1%	0.1%	1.6%
2015	68.9%	68.9%	68.8%	68.5 %	0.0%	0.1%	0.4%
2016	66.0%	65.8%	65.8%	66.5 %	0.2%	0.2%	-0.5%
2017	66.3%	66.0%	65.6%	64.6 %	0.3%	0.7%	1.7%
2018	66.4%	66.4%	65.1%	63.5 %	0.0%	1.3%	2.9%
2019	67.2%	67.2%	65.1%	64.2 %	0.0%	2.1%	3.0%
2020	68.0%	68.4%	65.4%	63.6 %	-0.4%	2.6%	4.4%
2021	66.7%	67.1%	—	66.3 %	-0.4%	—	0.4%
2022	67.4%	—	—	68.0 %	—	—	-0.6%

(1) Represents the total forecasted collections we expect to collect on the Consumer Loans as a percentage of the repayments that we were contractually owed on the Consumer Loans at the time of assignment. Contractual repayments include both principal and interest. Forecasted collection rates are negatively impacted by canceled Consumer Loans as the contractual amount owed is not removed from the denominator for purposes of computing forecasted collection rates in the table.

(2) The forecasted collection rates presented for Dealer Loans and Purchased Loans reflect the Consumer Loan classification at the time of assignment.

We evaluate and adjust the expected collection rate of each Consumer Loan subsequent to assignment primarily through the monitoring of consumer payment behavior. The following table summarizes the past-due status of Consumer Loan assignments as of December 31, 2022 and December 31, 2021, segmented by year of assignment:

(In millions)	Total Loans as of December 31, 2022 (1) (2)									
	Pre-term Consumer Loans (3)						Post-term Consumer Loans (4)		Total	
Consumer Loan Assignment Year	Current (5)		Past Due 11-90 Days		Past Due Over 90 Days					
2017 and prior	$	16.1	$	9.6	$	42.2	$	167.7	$	235.6
2018		142.8		71.7		197.5		37.3		449.3
2019		446.5		214.0		411.9		6.5		1,078.9
2020		732.6		332.8		421.1		0.9		1,487.4
2021		1,209.1		480.4		398.8		—		2,088.3
2022		3,036.1		631.1		158.8		—		3,826.0
	$	5,583.2	$	1,739.6	$	1,630.3	$	212.4	$	9,165.5

(In millions)	Dealer Loans as of December 31, 2022 (1)									
	Pre-term Consumer Loans (3)						Post-term Consumer Loans (4)		Total	
Consumer Loan Assignment Year	Current (5)		Past Due 11-90 Days		Past Due Over 90 Days					
2017 and prior	$	7.7	$	4.5	$	20.4	$	103.1	$	135.7
2018		71.5		34.3		97.3		21.3		224.4
2019		215.2		100.7		196.9		4.2		517.0
2020		461.6		204.6		259.4		0.7		926.3
2021		836.1		324.8		268.0		—		1,428.9
2022		2,258.6		467.1		116.8		—		2,842.5
	$	3,850.7	$	1,136.0	$	958.8	$	129.3	$	6,074.8

(In millions)

Purchased Loans as of December 31, 2022 (2)

| Consumer Loan Assignment Year | Pre-term Consumer Loans (3) | | | Post-term Consumer Loans (4) | Total |
	Current (5)	Past Due 11-90 Days	Past Due Over 90 Days		
2017 and prior	$ 8.4	$ 5.1	$ 21.8	$ 64.6	$ 99.9
2018	71.3	37.4	100.2	16.0	224.9
2019	231.3	113.3	215.0	2.3	561.9
2020	271.0	128.2	161.7	0.2	561.1
2021	373.0	155.6	130.8	—	659.4
2022	777.5	164.0	42.0	—	983.5
	$ 1,732.5	$ 603.6	$ 671.5	$ 83.1	$ 3,090.7

(In millions)

Total Loans as of December 31, 2021 (1) (2)

| Consumer Loan Assignment Year | Pre-term Consumer Loans (3) | | | Post-term Consumer Loans (4) | Total |
	Current (5)	Past Due 11-90 Days	Past Due Over 90 Days		
2016 and prior	$ 7.4	$ 3.4	$ 38.6	$ 117.5	$ 166.9
2017	93.4	35.0	155.7	34.5	318.6
2018	452.4	169.9	395.1	6.7	1,024.1
2019	1,085.4	410.7	580.8	1.1	2,078.0
2020	1,586.4	538.6	405.5	—	2,530.5
2021	2,555.5	554.5	121.7	—	3,231.7
	$ 5,780.5	$ 1,712.1	$ 1,697.4	$ 159.8	$ 9,349.8

(In millions)

Dealer Loans as of December 31, 2021 (1)

| Consumer Loan Assignment Year | Pre-term Consumer Loans (3) | | | Post-term Consumer Loans (4) | Total |
	Current (5)	Past Due 11-90 Days	Past Due Over 90 Days		
2016 and prior	$ 2.5	$ 1.1	$ 12.8	$ 82.2	$ 98.6
2017	44.9	16.8	75.2	21.8	158.7
2018	228.7	84.0	195.9	4.2	512.8
2019	530.7	194.2	276.3	0.7	1,001.9
2020	1,025.5	337.9	254.0	—	1,617.4
2021	1,800.5	382.8	82.4	—	2,265.7
	$ 3,632.8	$ 1,016.8	$ 896.6	$ 108.9	$ 5,655.1

(In millions)

Purchased Loans as of December 31, 2021 (2)

| Consumer Loan Assignment Year | Pre-term Consumer Loans (3) | | | Post-term Consumer Loans (4) | Total |
	Current (5)	Past Due 11-90 Days	Past Due Over 90 Days		
2016 and prior	$ 4.9	$ 2.3	$ 25.8	$ 35.3	$ 68.3
2017	48.5	18.2	80.5	12.7	159.9
2018	223.7	85.9	199.2	2.5	511.3
2019	554.7	216.5	304.5	0.4	1,076.1
2020	560.9	200.7	151.5	—	913.1
2021	755.0	171.7	39.3	—	966.0
	$ 2,147.7	$ 695.3	$ 800.8	$ 50.9	$ 3,694.7

(1) As Consumer Loans are aggregated by Dealer for purposes of recognizing revenue and measuring credit losses, the Dealer Loan amount was estimated by allocating the balance of each Dealer Loan to the underlying Consumer Loans based on the forecasted future collections of each Consumer Loan.

(2) As certain Consumer Loans are aggregated by Dealer or month of purchase for purposes of recognizing revenue and measuring credit losses, the Purchased Loan amount was estimated by allocating the balance of certain Purchased Loans to the underlying Consumer Loans based on the forecasted future collections of each Consumer Loan.

(3) Represents the Loan balance attributable to Consumer Loans outstanding within their initial loan terms.

(4) Represents the Loan balance attributable to Consumer Loans outstanding beyond their initial loan terms.

(5) We consider a Consumer Loan to be current for purposes of forecasting expected collection rates if contractual repayments are less than 11 days past due.

The COVID-19 pandemic created conditions that increased the level of uncertainty associated with our estimate of the amount and timing of future net cash flows from our Loan portfolio. During the first quarter of 2020, we applied a subjective adjustment to our forecasting model to reflect our best estimate of the future impact of the COVID-19 pandemic on future net cash flows ("COVID forecast adjustment"), which reduced our estimate of future net cash flows by $162.2 million. We continued to apply the COVID forecast adjustment through the end of 2021, as it continued to represent our best estimate. During the first quarter of 2022, we determined that we had sufficient Consumer Loan performance experience since the lapse of federal stimulus payments and enhanced unemployment benefits to refine our estimate of future net cash flows. Accordingly, during the first quarter of 2022, we removed the COVID forecast adjustment and enhanced our methodology for forecasting the amount and timing of future net cash flows from our Loan portfolio through the utilization of more recent data and new forecast variables. Under CECL, changes in the amount and timing of forecasted net cash flows are recorded as a provision for credit losses in the period of change.

The removal of the COVID forecast adjustment and the implementation of the enhanced forecasting methodology during the first quarter of 2022 impacted forecasted net cash flows and provision for credit losses as follows:

(In millions)	Increase / (Decrease) in	
Forecasting Methodology Changes	**Forecasted Net Cash Flows**	**Provision for Credit Losses**
Removal of COVID forecast adjustment	$ 149.5	$ (118.5)
Implementation of enhanced forecasting methodology	(53.8)	47.9
Total	95.7	(70.6)

6.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

(In millions)	As of December 31,	
	2022	**2021**
Land and land improvements	$ 2.9	$ 2.9
Building and improvements	58.8	59.1
Data processing equipment and software	47.2	46.5
Office furniture and equipment	3.0	3.4
Leasehold improvements	—	0.7
Total property and equipment	111.9	112.6
Less: Accumulated depreciation on property and equipment	(60.5)	(55.3)
Total property and equipment, net	$ 51.4	$ 57.3

As the vast majority of our team members now work remotely, we have significant excess space in the two office buildings that we own. We are actively exploring options to reduce our office space, which could result in the sale or lease of one or both of our buildings. As there is currently a significant amount of unoccupied office space, we believe the market value of our buildings and improvements, land and land improvements, and office furniture and equipment is significantly less than their combined carrying value. If we were to reclassify one or both of these buildings as held for sale, we would be required to record an impairment charge to reduce their carrying value to their estimated market value less costs to sell.

Depreciation expense on property and equipment was $9.0 million, $9.7 million, and $8.8 million for the years ended December 31, 2022, 2021, and 2020, respectively.

7.   **REINSURANCE**

A summary of reinsurance activity is as follows:

(In millions)	For the Years Ended December 31,		
	2022	2021	2020
Net assumed written premiums	$ 72.5	$ 56.4	$ 61.7
Net premiums earned	62.7	60.3	57.3
Provision for claims	46.4	38.8	37.9
Amortization of capitalized acquisition costs	1.5	1.4	1.4

The trust assets and related reinsurance liabilities are as follows:

(In millions)	Balance Sheet location	As of December 31,	
		2022	2021
Trust assets	Restricted cash and cash equivalents	$ 0.4	$ 0.3
Trust assets	Restricted securities available for sale	72.3	62.1
Unearned premium	Accounts payable and accrued liabilities	54.4	44.6
Claims reserve (1)	Accounts payable and accrued liabilities	3.1	2.4

(1) The claims reserve represents our liability for incurred-but-not-reported claims and is estimated based on historical claims experience.

The following tables present information about incurred and paid claims development for the five-year period ended December 31, 2022:

(Dollars in millions)

	Cumulative Incurred Claims					As of December 31, 2022	
	As of December 31,						Cumulative Number of Reported
Incident Year	2018	2019	2020	2021	2022	Claims Reserve	Claims
2018	$ 25.8	$ 25.7	$ 25.8	$ 25.8	$ 25.8	$ —	22,310
2019		30.1	30.2	30.2	30.2	—	24,422
2020			37.7	37.6	37.7	—	28,208
2021				38.9	39.2	—	28,829
2022					46.0	3.1	29,205
Total					$ 178.9	$ 3.1	132,974

(In millions)	Cumulative Paid Claims				
	As of December 31,				
Incident Year	2018	2019	2020	2021	2022
2018	$ 24.2	$ 25.7	$ 25.8	$ 25.8	$ 25.8
2019		28.3	30.2	30.2	30.2
2020			35.4	37.6	37.7
2021				36.5	39.2
2022					42.9
Total					$ 175.8

Average Annual Percentage Payout of Incurred Claims by Age					
Claim Age (Years)	1	2	3	4	5
Payout Percentage	93.5 %	6.3 %	0.2 %	— %	— %

8.   OTHER INCOME

Other income consists of the following:

(In millions)	For the Years Ended December 31,					
	2022		**2021**		**2020**	
Ancillary product profit sharing	$	60.6	$	40.2	$	33.5
Remarketing fees		13.4		7.8		7.1
Interest		6.6		1.2		2.9
Dealer enrollment fees		1.7		1.9		3.0
Dealer support products and services		1.2		1.3		1.9
Other		(0.1)		0.7		1.2
Total	$	83.4	$	53.1	$	49.6

Ancillary product profit sharing consists of payments received from TPPs based upon the performance of vehicle service contracts and GAP contracts, and is recognized as income over the life of the vehicle service contracts and GAP contracts.

Remarketing fees consist of fees retained from the sale of repossessed vehicles by Vehicle Remarketing Services, Inc. ("VRS"), our wholly owned subsidiary that is responsible for remarketing vehicles for Credit Acceptance. VRS coordinates vehicle repossessions with a nationwide network of repossession contractors, the redemption of the vehicles by the consumers, and the sale of the vehicles through a nationwide network of vehicle auctions. VRS recognizes income from the retained fees at the time of the sale and does not retain a fee if a repossessed vehicle is redeemed by the consumer prior to the sale.

Interest consists of income earned on cash and cash equivalents, restricted cash and cash equivalents, and restricted securities available for sale. Interest income is generally recognized over time as it is earned. Interest income on restricted securities available for sale is recognized over the life of the underlying financial instruments using the interest method.

Dealer enrollment fees consist of fees from Dealers that enrolled in our Portfolio Program prior to August 5, 2019. Depending on the enrollment option selected by the Dealer, Dealers may have enrolled by paying us an upfront, one-time fee of $9,850, or by agreeing to allow us to retain 50% of their accelerated Dealer Holdback payment(s) on the first 100 Consumer Loan assignments. A portion of the $9,850 upfront, one-time fee was considered to be a Dealer enrollment fee, which was amortized on a straight-line basis over the estimated life of the Dealer relationship. In the case of Dealers that enrolled by agreeing to allow us to retain 50% of their accelerated Dealer Holdback payment(s) on the first 100 Consumer Loan assignments, the 50% portion we retain is considered to be a Dealer enrollment fee. We do not recognize any of this Dealer enrollment fee until the Dealer has met the eligibility requirements to receive the accelerated Dealer Holdback payment(s) and the amount(s) of the payment(s), if any, have been calculated. Once the accelerated Dealer Holdback payment(s) have been calculated, we defer the 50% portion that we keep and recognize it on a straight-line basis over the remaining estimated life of the Dealer relationship. Beginning August 5, 2019, Dealers enroll in our Portfolio Program without incurring an enrollment fee.

Dealer support products and services consist of income earned from products and services provided to Dealers to assist with their operations, including sales and marketing, purchasing supplies and materials, and acquiring vehicle inventory. Income is recognized in the period the product or service is provided.

The following table disaggregates our other income by major source of income and timing of the revenue recognition:

(In millions)	For the Year Ended December 31, 2022						
	Ancillary product profit sharing	Remarketing fees	Interest	Dealer enrollment fees	Dealer support products and services	Other	Total Other Income
Source of income							
Third Party Providers	$ 60.6	$ —	$ 6.6	$ —	$ —	$ (0.1)	$ 67.1
Dealers	—	13.4	—	1.7	1.2	—	16.3
Total	$ 60.6	$ 13.4	$ 6.6	$ 1.7	$ 1.2	$ (0.1)	$ 83.4
Timing of revenue recognition							
Over time	$ 60.6	$ —	$ 6.6	$ 1.7	$ —	$ —	$ 68.9
At a point in time	—	13.4	—	—	1.2	(0.1)	14.5
Total	$ 60.6	$ 13.4	$ 6.6	$ 1.7	$ 1.2	$ (0.1)	$ 83.4

9. DEBT

Debt consists of the following:

(In millions)	As of December 31, 2022			
	Principal Outstanding	Unamortized Debt Issuance Costs	Unamortized Discount	Carrying Amount
Revolving secured line of credit (1)	$ 30.9	$ —	$ —	$ 30.9
Secured financing (2)	3,776.7	(16.9)	(3.4)	3,756.4
Senior notes	800.0	(5.5)	—	794.5
Mortgage note	8.9	—	—	8.9
Total debt	$ 4,616.5	$ (22.4)	$ (3.4)	$ 4,590.7

(In millions)	As of December 31, 2021			
	Principal Outstanding	Unamortized Debt Issuance Costs	Unamortized Discount	Carrying Amount
Revolving secured line of credit (1)	$ 2.6	$ —	$ —	$ 2.6
Secured financing (2)	3,830.4	(18.9)	—	3,811.5
Senior notes	800.0	(7.5)	—	792.5
Mortgage note	9.7	—	—	9.7
Total debt	$ 4,642.7	$ (26.4)	$ —	$ 4,616.3

(1) Excludes deferred debt issuance costs of $3.9 million and $3.6 million as of December 31, 2022 and December 31, 2021, respectively, which are included in other assets.
(2) Warehouse facilities and Term ABS.

General information for each of our financing transactions in place as of December 31, 2022 is as follows:

(Dollars in millions)

Financings	Wholly Owned Subsidiary	Maturity Date		Financing Amount		Interest Rate Basis as of December 31, 2022
Revolving Secured Line of Credit	n/a	06/22/25		$ 410.0	(1)	At our option, either the Bloomberg Short-Term Bank Yield Index rate (BSBY) plus 187.5 basis points or the prime rate plus 87.5 basis points
Warehouse Facility II (2)	CAC Warehouse Funding LLC II	04/30/24	(3)	$ 400.0		LIBOR plus 175 basis points (4)
Warehouse Facility IV (2)	CAC Warehouse Funding LLC IV	05/20/25	(3)	$ 300.0		The Secured Overnight Financing Rate (SOFR) plus 221.4 basis points (4)
Warehouse Facility V (2)	CAC Warehouse Funding LLC V	12/29/25	(5)	$ 200.0		SOFR plus 245 basis points (4)
Warehouse Facility VI (2)	CAC Warehouse Funding LLC VI	09/30/24	(3)	$ 75.0		BSBY plus 200 basis points
Warehouse Facility VIII (2)	CAC Warehouse Funding LLC VIII	09/01/24	(3)	$ 200.0		SOFR plus 201.4 basis points (4)
Term ABS 2019-2 (2)	Credit Acceptance Funding LLC 2019-2	08/15/25	(6)	$ 500.0		Fixed rate
Term ABS 2019-3 (2)	Credit Acceptance Funding LLC 2019-3	11/15/21	(3)	$ 351.7		Fixed rate
Term ABS 2020-1 (2)	Credit Acceptance Funding LLC 2020-1	02/15/22	(3)	$ 500.0		Fixed rate
Term ABS 2020-2 (2)	Credit Acceptance Funding LLC 2020-2	07/15/22	(3)	$ 481.8		Fixed rate
Term ABS 2020-3 (2)	Credit Acceptance Funding LLC 2020-3	10/17/22	(3)	$ 600.0		Fixed rate
Term ABS 2021-1 (2)	Credit Acceptance Funding LLC 2021-1	12/16/24	(6)	$ 100.0		SOFR plus 220 basis points (4)
Term ABS 2021-2 (2)	Credit Acceptance Funding LLC 2021-2	02/15/23	(3)	$ 500.0		Fixed rate
Term ABS 2021-3 (2)	Credit Acceptance Funding LLC 2021-3	05/15/23	(3)	$ 450.0		Fixed rate
Term ABS 2021-4 (2)	Credit Acceptance Funding LLC 2021-4	10/16/23	(3)	$ 250.1		Fixed rate
Term ABS 2022-1 (2)	Credit Acceptance Funding LLC 2022-1	06/17/24	(3)	$ 350.0		Fixed rate
Term ABS 2022-2 (2)	Credit Acceptance Funding LLC 2022-2	12/15/25	(6)	$ 200.0		SOFR plus 235 basis points (4)
Term ABS 2022-3 (2)	Credit Acceptance Funding LLC 2022-3	10/15/24	(3)	$ 389.9		Fixed rate
2024 Senior Notes	n/a	12/31/24		$ 400.0		Fixed rate
2026 Senior Notes	n/a	03/15/26		$ 400.0		Fixed rate
Mortgage Note (2)	Chapter 4 Properties, LLC	08/06/28		$ 9.0		BSBY plus 150 basis points

(1) The amount of the facility will decrease by $25.0 million on June 22, 2023.
(2) Financing made available only to a specified subsidiary of the Company.
(3) Represents the revolving maturity date. The outstanding balance will amortize after the revolving maturity date based on the cash flows of the pledged assets.
(4) Interest rate cap agreements are in place to limit the exposure to increasing interest rates.
(5) Represents the revolving maturity date. The outstanding balance will amortize after the revolving maturity date and any amounts remaining on December 27, 2027 will be due on that date.
(6) Represents the revolving maturity date. The Company has the option to redeem and retire the indebtedness after the revolving maturity date. If we do not elect this option, the outstanding balance will amortize based on the cash flows of the pledged assets.

Additional information related to the amounts outstanding on each facility is as follows:

(In millions)		For the Years Ended December 31,			
		2022		**2021**	
Revolving Secured Line of Credit					
Maximum outstanding principal balance	$	379.7	$	229.0	
Average outstanding principal balance		133.4		29.1	
Warehouse Facility II					
Maximum outstanding principal balance	$	201.0	$	201.0	
Average outstanding principal balance		83.0		18.8	
Warehouse Facility IV					
Maximum outstanding principal balance	$	43.8	$	—	
Average outstanding principal balance		4.3		—	
Warehouse Facility V					
Maximum outstanding principal balance	$	—	$	—	
Average outstanding principal balance		—		—	
Warehouse Facility VI					
Maximum outstanding principal balance	$	50.0	$	—	
Average outstanding principal balance		23.1		—	
Warehouse Facility VIII					
Maximum outstanding principal balance	$	48.2	$	—	
Average outstanding principal balance		4.7		—	

(Dollars in millions)

	As of December 31,			
	2022		**2021**	
Revolving Secured Line of Credit				
Principal balance outstanding	$	30.9	$	2.6
Amount available for borrowing (1)		379.1		432.4
Interest rate		6.25 %		1.98 %
Warehouse Facility II				
Principal balance outstanding	$	—	$	—
Amount available for borrowing (1)		400.0		400.0
Loans pledged as collateral		—		—
Restricted cash and cash equivalents pledged as collateral		1.0		1.0
Interest rate		— %		— %
Warehouse Facility IV				
Principal balance outstanding	$	—	$	—
Amount available for borrowing (1)		300.0		300.0
Loans pledged as collateral		—		—
Restricted cash and cash equivalents pledged as collateral		1.0		1.0
Interest rate		— %		— %
Warehouse Facility V				
Principal balance outstanding	$	—	$	—
Amount available for borrowing (1)		200.0		125.0
Loans pledged as collateral		—		—
Restricted cash and cash equivalents pledged as collateral		1.0		1.0
Interest rate		— %		— %
Warehouse Facility VI				
Principal balance outstanding	$	—	$	—
Amount available for borrowing (1)		75.0		75.0
Loans pledged as collateral		—		—
Restricted cash and cash equivalents pledged as collateral		—		—
Interest rate		— %		— %
Warehouse Facility VIII				
Principal balance outstanding	$	—	$	—
Amount available for borrowing (1)		200.0		200.0
Loans pledged as collateral		—		—
Restricted cash and cash equivalents pledged as collateral		—		—
Interest rate		— %		— %
Term ABS 2019-1				
Principal balance outstanding	$	—	$	124.6
Loans pledged as collateral		—		292.4
Restricted cash and cash equivalents pledged as collateral		—		31.8
Interest rate		— %		3.86 %
Term ABS 2019-2				
Principal balance outstanding	$	500.0	$	500.0
Loans pledged as collateral		627.5		582.1
Restricted cash and cash equivalents pledged as collateral		51.0		50.7
Interest rate		5.15 %		3.13 %
Term ABS 2019-3				
Principal balance outstanding	$	64.4	$	323.9
Loans pledged as collateral		200.9		382.9
Restricted cash and cash equivalents pledged as collateral		24.5		36.5
Interest rate		3.00 %		2.58 %

(1)   Availability may be limited by the amount of assets pledged as collateral.

(Dollars in millions)		As of December 31,		
		2022		**2021**
Term ABS 2020-1				
Principal balance outstanding	$	144.6	$	500.0
Loans pledged as collateral		362.5		591.6
Restricted cash and cash equivalents pledged as collateral		38.8		51.9
Interest rate		2.51 %		2.18 %
Term ABS 2020-2				
Principal balance outstanding	$	307.0	$	481.8
Loans pledged as collateral		452.0		579.5
Restricted cash and cash equivalents pledged as collateral		43.9		50.1
Interest rate		1.81 %		1.65 %
Term ABS 2020-3				
Principal balance outstanding	$	520.7	$	600.0
Loans pledged as collateral		655.1		688.1
Restricted cash and cash equivalents pledged as collateral		53.9		58.4
Interest rate		1.47 %		1.44 %
Term ABS 2021-1				
Principal balance outstanding	$	100.0	$	100.0
Loans pledged as collateral		115.0		143.7
Restricted cash and cash equivalents pledged as collateral		8.5		10.2
Interest rate		6.52 %		2.10 %
Term ABS 2021-2				
Principal balance outstanding	$	500.0	$	500.0
Loans pledged as collateral		572.9		618.7
Restricted cash and cash equivalents pledged as collateral		44.5		49.2
Interest rate		1.12 %		1.12 %
Term ABS 2021-3				
Principal balance outstanding	$	450.0	$	450.0
Loans pledged as collateral		519.9		619.8
Restricted cash and cash equivalents pledged as collateral		38.8		46.5
Interest rate		1.14 %		1.14 %
Term ABS 2021-4				
Principal balance outstanding	$	250.1	$	250.1
Loans pledged as collateral		278.5		281.2
Restricted cash and cash equivalents pledged as collateral		21.8		22.1
Interest rate		1.44 %		1.44 %
Term ABS 2022-1				
Balance outstanding	$	350.0	$	—
Loans pledged as collateral		434.7		—
Restricted cash and cash equivalents pledged as collateral		27.7		—
Interest rate		5.03 %		— %
Term ABS 2022-2				
Balance outstanding	$	200.0	$	—
Loans pledged as collateral		229.3		—
Restricted cash and cash equivalents pledged as collateral		25.6		—
Interest rate		6.65 %		— %

(Dollars in millions)	As of December 31,			
		2022		2021
Term ABS 2022-3				
Balance outstanding	$	389.9	$	—
Loans pledged as collateral		429.2		—
Restricted cash and cash equivalents pledged as collateral		27.6		—
Interest rate		7.68 %		— %
2024 Senior Notes				
Principal balance outstanding	$	400.0	$	400.0
Interest rate		5.125 %		5.125 %
2026 Senior Notes				
Principal balance outstanding	$	400.0	$	400.0
Interest rate		6.625 %		6.625 %
Mortgage Note				
Principal balance outstanding	$	8.9	$	9.7
Interest rate		5.46 %		1.60 %

Revolving Secured Line of Credit Facility

We have a $410.0 million revolving secured line of credit facility with a commercial bank syndicate. The amount of the facility will decrease by $25.0 million on June 23, 2023. Borrowings under the revolving secured line of credit facility, including any letters of credit issued under the facility, are subject to a borrowing-base limitation. This limitation equals 80% of the value of Loans, as defined in the agreement, less a hedging reserve (not exceeding $1.0 million), and the amount of other debt secured by the collateral which secures the revolving secured line of credit facility. Borrowings under the revolving secured line of credit facility agreement are secured by a lien on most of our assets.

Warehouse Facilities

We have five Warehouse facilities with total borrowing capacity of $1,175.0 million. Each of the facilities is with a different lender or group of lenders. Under each Warehouse facility, we can contribute Loans to our wholly owned subsidiaries in return for cash and an increase in the value of our equity in each subsidiary. In turn, each subsidiary pledges the Loans as collateral to lenders to secure financing that will fund the cash portion of the purchase price of the Loans. The financing provided to each subsidiary under the applicable facility is generally limited to the lesser of 80% of the value of the contributed Loans, as defined in the agreements, plus the restricted cash and cash equivalents pledged as collateral on such Loans or the facility limit.

The financings create indebtedness for which the subsidiaries are liable and which is secured by all the assets of each subsidiary. Such indebtedness is non-recourse to us, even though we are consolidated for financial reporting purposes with the subsidiaries. Because the subsidiaries are organized as legal entities separate from us, their assets (including the contributed Loans) are not available to our creditors.

The subsidiaries pay us a monthly servicing fee equal to either 4% or 6%, depending upon the facility, of the collections received with respect to the contributed Loans. The servicing fee is paid out of the collections. Except for the servicing fee and holdback payments due to Dealers, if a facility is amortizing, we do not have any rights in any portion of such collections until all outstanding principal, accrued and unpaid interest, fees, and other related costs have been paid in full. If a facility is not amortizing, the applicable subsidiary is entitled to any collections remaining after the payment of interest, certain other transaction expenses, and any amounts necessary to satisfy the borrowing base requirements of the facility.

Term ABS Financings

We have wholly owned subsidiaries (the "Funding LLCs") that have completed secured financing transactions with qualified institutional investors or lenders. In connection with these transactions, we contributed Loans on an arms-length basis to each Funding LLC for cash and the sole membership interest in that Funding LLC. In turn, each Funding LLC, other than of the Funding LLCs for the Term ABS 2019-2, 2021-1, and 2022-2 financings, contributed the Loans to the respective trusts that issued notes to qualified institutional investors. The Funding LLCs for the Term ABS 2019-2, 2021-1, and 2022-2 financings pledged the Loans to their respective lenders. The Term ABS 2019-3, 2020-1, 2020-2, 2020-3, 2021-2, 2021-3, and 2021-4 financings each consist of three classes of notes, while the Term ABS 2022-1 and Term ABS 2022-3 financings consist of four classes of notes.

Each Term ABS financing at the time of issuance has a specified revolving period during which we are likely to contribute additional Loans to the applicable Funding LLC. Each Funding LLC (other than the Funding LLCs of the Term ABS 2019-2, 2021-1, and 2022-2 financings) will then contribute the Loans to its respective trust. At the end of the applicable revolving period, the debt outstanding under each financing will begin to amortize.

The Term ABS financings create indebtedness for which the applicable trust or Funding LLC is liable and which is secured by all the assets of the applicable trust or Funding LLC. Such indebtedness is non-recourse to us, even though we are consolidated for financial reporting purposes with the trusts and the Funding LLCs. Because the Funding LLCs are organized as legal entities separate from us, their assets (including the contributed Loans) are not available to our creditors. We receive a monthly servicing fee on each financing equal to either 4% or 6%, depending upon the financing, of the collections received with respect to the contributed Loans. The fee is paid out of the collections. Except for the servicing fee and Dealer Holdback payments due to Dealers, if a facility is amortizing, we do not have any rights in any portion of such collections until all outstanding principal, accrued and unpaid interest, fees, and other related costs have been paid in full. If a facility is not amortizing, the applicable subsidiary may be entitled to retain any collections remaining after payment of interest, certain other transaction expenses, and any amounts necessary to satisfy the borrowing base requirements of the facility. However, in our capacity as servicer of the Loans, we have a limited right to exercise a "clean-up call" option to purchase Loans from the Funding LLCs and/or the trusts under certain specified circumstances. For those Funding LLCs with a trust, when the trust's underlying indebtedness is paid in full, either through collections or through a prepayment of the indebtedness, the trust is to pay any remaining collections over to its Funding LLC as the sole beneficiary of the trust. For all Funding LLCs, after the indebtedness is paid in full, any remaining collections will ultimately be available to be distributed to us as the sole member of the respective Funding LLC.

The table below sets forth certain additional details regarding the outstanding Term ABS financings:

(Dollars in millions)

Term ABS Financings	Close Date	Net Book Value of Loans Contributed at Closing	Revolving Period
Term ABS 2019-2	August 28, 2019	$ 625.1	Through August 15, 2025
Term ABS 2019-3	November 21, 2019	439.6	Through November 15, 2021
Term ABS 2020-1	February 20, 2020	625.1	Through February 15, 2022
Term ABS 2020-2	July 23, 2020	602.3	Through July 15, 2022
Term ABS 2020-3	October 22, 2020	750.1	Through October 17, 2022
Term ABS 2021-1	January 29, 2021	125.1	Through December 16, 2024
Term ABS 2021-2	February 18, 2021	625.1	Through February 15, 2023
Term ABS 2021-3	May 20, 2021	562.6	Through May 15, 2023
Term ABS 2021-4	October 28, 2021	312.6	Through October 16, 2023
Term ABS 2022-1	June 16, 2022	437.6	Through June 17, 2024
Term ABS 2022-2	December 15, 2022	250.1	Through December 15, 2025
Term ABS 2022-3	November 3, 2022	500.1	Through October 15, 2024

Senior Notes

On December 18, 2019, we issued $400.0 million aggregate principal amount of 5.125% senior notes due 2024 (the "2024 senior notes"). The 2024 senior notes were issued pursuant to an indenture, dated as of December 18, 2019, among the Company, as issuer, the Company's subsidiaries Buyers Vehicle Protection Plan, Inc. and Vehicle Remarketing Services, Inc., as guarantors (collectively, the "Guarantors"), and U.S. Bank National Association, as trustee.

The 2024 senior notes mature on December 31, 2024 and bear interest at a rate of 5.125% per annum, computed on the basis of a 360-day year composed of twelve 30-day months and payable semi-annually on June 30 and December 31 of each year, beginning on June 30, 2020. We used a portion of the net proceeds from the 2024 senior notes to repurchase or redeem all of the $300.0 million outstanding principal amount of our 6.125% senior notes due 2021 (the "2021 senior notes"), of which $148.2 million was repurchased on December 18, 2019 and the remaining $151.8 million was redeemed on January 17, 2020. We used the remaining net proceeds from the 2024 senior notes, together with borrowings under our revolving credit facility and cash on hand to the extent available, to redeem in full the $250.0 million outstanding principal amount of our 7.375% senior notes due 2023 (the "2023 senior notes") on March 15, 2020. During the fourth quarter of 2019, we recognized a pre-tax loss on extinguishment of debt of $1.8 million related to the repurchase of the 2021 senior notes in the fourth quarter of 2019 and the irrevocable notice given in December 2019 for the redemption of the remaining 2021 senior notes in the first quarter of 2020. During the first quarter of 2020, we recognized a pre-tax loss on extinguishment of debt of $7.4 million related to the redemption of the 2023 senior notes.

On March 7, 2019, we issued $400.0 million aggregate principal amount of 6.625% senior notes due 2026 (the "2026 senior notes"). The 2026 senior notes were issued pursuant to an indenture, dated as of March 7, 2019, among the Company, as issuer, the Guarantors, and U.S. Bank National Association, as trustee.

The 2026 senior notes mature on March 15, 2026 and bear interest at a rate of 6.625% per annum, computed on the basis of a 360-day year composed of twelve 30-day months and payable semi-annually on March 15 and September 15 of each year, beginning on September 15, 2019. We used the net proceeds from the offering of the 2026 senior notes for general corporate purposes, including repayment of outstanding borrowings under our revolving secured line of credit facility.

The 2024 senior notes and 2026 senior notes (the "senior notes") are guaranteed on a senior basis by the Guarantors, which are also guarantors of obligations under our revolving secured line of credit facility. Other existing and future subsidiaries of ours may become guarantors of the senior notes in the future. The indentures for the senior notes provide for a guarantor of the senior notes to be released from its obligations under its guarantee of the senior notes under specified circumstances.

Mortgage Note

We have a $9.0 million mortgage note with a commercial bank that is secured by a first mortgage lien on a building acquired by us and an assignment of all leases, rents, revenues, and profits under all present and future leases of the building. The note matures on August 6, 2028, and bears interest at BSBY plus 150 basis points.

Principal Debt Maturities

The scheduled principal maturities of our debt as of December 31, 2022 are as follows:

(In millions)

Year	Revolving Secured Line of Credit Facility	Warehouse Facilities	Term ABS Financings (1)	Senior Notes	Mortgage Note	Total
2023	$ —	$ —	$ 1,507.4	$ —	$ 0.5	$ 1,507.9
2024	—	—	878.2	400.0	0.6	1,278.8
2025	30.9	—	1,142.4	—	0.6	1,173.9
2026	—	—	248.7	400.0	0.7	649.4
2027	—	—	—	—	0.7	0.7
Thereafter	—	—	—	—	5.8	5.8
Total	$ 30.9	$ —	$ 3,776.7	$ 800.0	$ 8.9	$ 4,616.5

(1) The principal maturities of the Term ABS transactions are estimated based on forecasted collections.

Debt Covenants

As of December 31, 2022, we were in compliance with our covenants under the revolving secured line of credit facility and our Warehouse facilities, including those that require the maintenance of certain financial ratios and other financial conditions. These covenants require a minimum ratio of (1) our net earnings, adjusted for specified items, before income taxes, depreciation, amortization, and fixed charges to (2) our fixed charges, as defined in the agreements. These covenants also limit the maximum ratio of our funded debt less unrestricted cash and cash equivalents to tangible net worth. Additionally, for one of our Warehouse facilities, we must maintain consolidated net income, as defined in the agreement, of not less than $1 for the two most recently ended fiscal quarters. Some of these covenants may indirectly limit the repurchase of common stock or payment of dividends on common stock. Our Warehouse facilities also contain covenants that measure the performance of the contributed assets.

Our Term ABS financings also contain covenants that measure the performance of the contributed assets. As of December 31, 2022, we were in compliance with all such covenants. As of the end of the year, we were also in compliance with our covenants under the senior notes indentures.

10.   DERIVATIVE AND HEDGING INSTRUMENTS

Interest Rate Caps. We utilize interest rate cap agreements to manage the interest rate risk on certain secured financings. The following tables provide the terms of our interest rate cap agreements that were in effect as of December 31, 2022 and 2021:

(Dollars in millions)

			As of December 31, 2022			
Facility Amount	**Facility Name**	**Purpose**	**Start**	**End**	**Notional**	**Cap Interest Rate (1)**
$ 400.0	Warehouse Facility II	Cap Floating Rate	07/2022	12/2023	$ 205.0	6.50 %
300.0	Warehouse Facility IV	Cap Floating Rate	07/2019	07/2023	175.0	6.50 %
200.0	Warehouse Facility V	Cap Floating Rate	12/2020	01/2026	94.0	5.50 %
200.0	Warehouse Facility VIII	Cap Floating Rate	08/2019	08/2023	116.7	5.50 %
		Cap Floating Rate	09/2022	09/2025	83.3	5.50 %
					200.0	
100.0	Term ABS 2021-1	Cap Floating Rate	02/2021	06/2024	100.0	5.50 %
200.0	Term ABS 2022-2	Cap Floating Rate	12/2022	06/2024	200.0	6.50 %

(Dollars in millions)

			As of December 31, 2021			
Facility Amount	**Facility Name**	**Purpose**	**Start**	**End**	**Notional**	**Cap Interest Rate (1)**
$ 400.0	Warehouse Facility II	Cap Floating Rate	12/2020	07/2022	$ 205.0	5.50 %
300.0	Warehouse Facility IV	Cap Floating Rate	07/2019	07/2023	300.0	6.50 %
125.0	Warehouse Facility V	Cap Floating Rate	12/2020	01/2026	94.0	5.50 %
200.0	Warehouse Facility VIII	Cap Floating Rate	08/2019	08/2023	200.0	5.50 %
100.0	Term ABS 2021-1	Cap Floating Rate	02/2021	06/2024	100.0	5.50 %

(1) Rate excludes the spread over the corresponding benchmark rate.

The interest rate caps have not been designated as hedging instruments. As of December 31, 2022 and 2021, the interest rate caps had a fair value of $2.0 million and $0.2 million, respectively. The increase in fair value from December 31, 2021 was the result of an increase in market rates.

Information related to the effect of derivative instruments not designated as hedging instruments on our consolidated statements of income for the years ended December 31, 2022, 2021, and 2020 is as follows:

(In millions)		Amount of (Income) Loss Recognized in Income on Derivatives		
		For the Years Ended December 31,		
Derivatives Not Designated as Hedging Instruments	Location	2022	2021	2020
Interest rate caps	Interest expense	$ (1.0)	$ (0.1)	$ —

11. INCOME TAXES

Income Tax Provision

The income tax provision consists of the following:

(In millions)	For the Years Ended December 31,		
	2022	2021	2020
Income before provision for income taxes:	$ 711.7	$ 1,260.9	$ 549.5
Current provision for income taxes:			
Federal	152.7	217.9	53.8
State	28.5	38.6	6.6
	181.2	256.5	60.4
Deferred provision for income taxes:			
Federal	(10.8)	36.7	57.3
State	3.1	7.9	11.0
	(7.7)	44.6	68.3
Interest and penalties expense:			
Interest	2.4	1.5	(0.2)
Penalties	—	—	—
	2.4	1.5	(0.2)
Provision for income taxes	$ 175.9	$ 302.6	$ 128.5

Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following:

(In millions)	As of December 31,	
	2022	**2021**
Deferred tax assets:		
Allowance for credit losses	$ 693.5	$ 721.8
Stock-based compensation	18.3	16.3
Deferred state net operating loss	4.7	2.1
Other, net	12.2	10.9
Total deferred tax assets	728.7	751.1
Deferred tax liabilities:		
Valuation of Loans receivable	1,140.4	1,169.6
Deferred Loan origination costs	1.6	1.6
Other, net	13.4	15.1
Total deferred tax liabilities	1,155.4	1,186.3
Net deferred tax liability	$ 426.7	$ 435.2

The deferred state net operating loss tax asset arising from the operating loss carryforward for state income tax purposes is expected to expire at various times beginning in 2034, if not utilized. We do not anticipate expiration of the net operating loss carryforwards prior to their utilization.

Effective Income Tax Rate

A reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate is as follows:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
U.S. federal statutory income tax rate	21.0%	21.0 %	21.0 %
State and local income taxes	3.8%	3.0 %	2.7 %
Excess tax benefits from stock-based compensation plans	-0.8%	-0.3 %	-0.5 %
Other	0.7%	0.3 %	0.2 %
Effective income tax rate	24.7%	24.0 %	23.4 %

State and local income taxes

The increase in our state and local income tax rate from 2021 to 2022 was primarily due to changes in state and local tax laws that were enacted during the third quarter of 2022, which are expected to increase our long-term effective income tax rate by approximately 20 basis points. The enactment of these tax law changes increased our effective income tax rate by approximately 60 basis points basis points for the year ended December 31, 2022, of which 50 basis points related to the impact of tax law changes that are effective for future periods and 10 basis points related to the impact of tax law changes that were effective retroactively to the beginning of 2022.

The increase in our state and local income tax rate from 2020 to 2021 was primarily the result of the settlement of an uncertain tax position for state income taxes during 2020.

Excess tax benefits from stock-based compensation

We recognize an excess tax benefit or tax deficiency when the deduction for the stock-based compensation expense of a stock award for tax purposes differs from the cumulative stock-based compensation expense recognized in the financial statements. The excess tax benefit or tax deficiency is recognized in provision for income taxes in the period in which the amount of the deduction is determined, which is when restricted stock vests, restricted stock units are converted to common stock, or stock options are exercised. Excess tax benefits reduce our effective income tax rate, while tax deficiencies increase our effective income tax rate. The impact of excess tax benefits on our effective income tax rate for the year ended December 31, 2022 increased from the same period in 2021 primarily due to an increase in the number of restricted stock units that were converted to common stock during 2022 due to the timing of long-term stock award grants.

Other

Other items impacting our effective income tax rate primarily consist of non-deductible executive compensation expense. The impact of non-deductible executive compensation expense on our effective income tax rate for year ended December 31, 2022 increased in magnitude from the same period in 2021 primarily due to a decrease in pre-tax income.

Unrecognized Tax Benefits

The following table is a summary of changes in gross unrecognized tax benefits:

(In millions)	For the Years Ended December 31,					
	2022		**2021**		**2020**	
Unrecognized tax benefits at January 1,	$	49.4	$	41.8	$	41.7
Additions for tax positions of the current year		14.5		13.4		10.2
Additions for tax positions of prior years		—		0.9		0.1
Reductions for tax positions of prior years		—		—		—
Settlements		—		—		(4.6)
Reductions as a result of a lapse of the statute of limitations		(6.8)		(6.7)		(5.6)
Unrecognized tax benefits at December 31,	$	57.1	$	49.4	$	41.8

The total amount of gross unrecognized tax benefits that, if recognized, would favorably affect our effective income tax rate in future periods was $57.1 million as of December 31, 2022. As of December 31, 2022, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits in the next twelve months. Accrued interest related to uncertain tax positions was $13.2 million and $10.8 million as of December 31, 2022 and 2021, respectively.

We are subject to income tax in federal, state, and local jurisdictions. We are generally no longer subject to tax examinations on federal returns filed for years prior to 2019 and state and local returns filed for years prior to 2015.

12. NET INCOME PER SHARE

Basic net income per share has been computed by dividing net income by the basic number of weighted average shares outstanding. Diluted net income per share has been computed by dividing net income by the diluted number of weighted average shares outstanding using the treasury stock method. The share effect is as follows:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Weighted average shares outstanding:			
Common shares	13,197,912	15,727,140	17,544,837
Vested restricted stock units	365,973	358,683	314,098
Basic number of weighted average shares outstanding	13,563,885	16,085,823	17,858,935
Dilutive effect of restricted stock, restricted stock units, and stock options	61,196	14,729	76,844
Dilutive number of weighted average shares outstanding	13,625,081	16,100,552	17,935,779

The following outstanding stock awards were excluded from the computation of diluted net income per share because their inclusion would have been anti-dilutive:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Stock options	189,465	349,222	—
Restricted stock units	2,827	—	—
Total	192,292	349,222	—

13. STOCK REPURCHASES

The following table summarizes our stock repurchases for the years ended December 31, 2022, 2021, and 2020:

(Dollars in millions)	For the Years Ended December 31,					
	2022		**2021**		**2020**	
Stock Repurchases	**Number of Shares Repurchased**	**Cost**	**Number of Shares Repurchased**	**Cost**	**Number of Shares Repurchased**	**Cost**
Open Market (1)	1,467,481	$ 773.0	2,877,060	$ 1,469.1	1,267,103	$ 474.3
Other (2)	24,000	11.5	7,066	2.7	15,063	6.5
Total	1,491,481	$ 784.5	2,884,126	$ 1,471.8	1,282,166	$ 480.8

(1) Represents repurchases under authorizations by the board of directors for the repurchase of shares by us from time to time in the open market through privately negotiated transactions, through block trades, pursuant to trading plans adopted in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, or otherwise. On September 28, 2021, the board of directors authorized the repurchase of up to two million shares of our common stock in addition to the board's prior authorizations. As of December 31, 2022, we had authorization to repurchase 158,069 shares of our common stock.

(2) Represents shares of common stock released to us by team members as payment of tax withholdings upon the vesting of restricted stock and restricted stock units and the conversion of restricted stock units to common stock.

14. STOCK-BASED COMPENSATION PLANS

Pursuant to our Amended and Restated Incentive Compensation Plan (the "Incentive Plan"), at any time prior to April 12, 2031, we can grant stock-based awards in the form of restricted stock, restricted stock units, and stock options to team members, officers, directors, and contractors. On April 12, 2021, our board of directors approved an amendment to the Incentive Plan, subject to shareholder approval, increasing the number of shares authorized for issuance by 750,000 shares, to 2,750,000 shares. Shareholder approval was received at our annual meeting of shareholders on July 21, 2021. The shares available for future grants under the Incentive Plan totaled 215,271 as of December 31, 2022.

Stock option grants

We grant time-based stock options to team members and directors in accordance with the Incentive Plan. Based on the terms of individual stock option grant agreements, the stock options:

- vest and become exercisable in three or four equal annual installments beginning on the first anniversary of the date on which the options were granted, based on continuous employment or service, and
- expire either six or ten years from the date of the grant.

From December 2020 through June 2021, we granted 770,500 stock options, subject to shareholder approval of an amendment to the Incentive Plan ("Shareholder Approval"). Under GAAP, if a stock award is subject to shareholder approval, it is not considered granted for accounting purposes until that approval is received. Shareholder Approval was received at our annual meeting of shareholders on July 21, 2021. Accordingly, the accounting grant date of the 770,500 previously-awarded stock options is July 21, 2021, and no expense was recognized for those stock options prior to that date.

A summary of the stock option activity under the Incentive Plan for the year ended December 31, 2022, is presented below:

Stock Options	Number of Stock Options	Weighted Average Exercise Price Per Share		Aggregate Intrinsic Value (1) (in millions)		Weighted Average Remaining Contractual Term (in years)
Outstanding as of December 31, 2021	705,749	$	350.74			
Granted	67,000		501.50			
Exercised	(44,550)		340.35			
Forfeited	(46,125)		363.75			
Outstanding as of December 31, 2022	682,074	$	365.34	$	77.4	4.9
Exercisable as of December 31, 2022	244,454	$	344.89	$	31.8	4.5
Unvested as of December 31, 2022	437,620	$	376.77	$	45.6	5.1

(1) The intrinsic value of stock options is the amount by which the market price of the stock as of December 31, 2022 exceeded the exercise price of the options.

The grant-date weighted average fair value of stock options granted in 2022 was $501.50 per share. The total intrinsic value of stock options exercised during 2022 was $9.9 million. Net cash proceeds from the exercise of stock options in 2022 was $15.1 million.

We estimated the fair value of each stock option on the date of grant using a Black-Scholes valuation model with the following assumptions:

Valuation Assumptions	2022
Risk-free interest rate	1.5% - 4.4%
Expected stock price volatility	38.0% - 41.0%
Expected life of stock options (in years)	3.5 - 4.0

Restricted Stock Units

We grant performance-based and time-based restricted stock units to team members and directors in accordance with the Incentive Plan. The grant-date fair value per share is estimated to equal the market price of our common stock on the date of grant. Each restricted stock unit represents and has a value equal to one share of common stock. Based on the terms of individual restricted stock unit grant agreements, restricted stock units vest under one of the following methods:

- For our former Chief Executive Officer, over a period of ten years, based on continuous employment and the cumulative improvement in our annual adjusted economic profit.
- For certain team members, over a period of three or four years, based on continuous employment.
- For certain team members, over a period of one to four years, based on continuous employment and the compounded annual growth rate in our adjusted net income per diluted share, a non-GAAP financial measure.
- For certain directors, over a period of five years, based upon the compounded annual growth rate in our adjusted net income per diluted share, a non-GAAP financial measure.

A summary of the restricted stock unit ("RSU") activity under the Incentive Plan for the year ended December 31, 2022, is presented below:

Restricted Stock Units	Number of Restricted Stock Units	Weighted Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value (2) (in millions)	Weighted Average Remaining Contractual Term (in years)
Outstanding as of December 31, 2021	376,835	$ 143.70		
Granted	22,867	488.27		
Converted	(57,928)	126.25		
Forfeited	(546)	437.63		
Outstanding as of December 31, 2022 (1)	341,228	$ 169.28	$ 161.9	1.6
Vested as of December 31, 2022	312,872	$ 142.40	$ 148.4	1.4

(1) No RSUs outstanding at December 31, 2022 were convertible to shares of common stock.
(2) The intrinsic value of RSUs is measured by applying the closing stock price as of December 31, 2022 to the applicable number of units.

The grant-date weighted average fair value of RSUs granted in 2022, 2021, and 2020 was $488.27, $366.07, and $436.89, respectively. The total intrinsic value of RSUs converted to common stock during 2022, 2021, and 2020 was $27.5 million, $7.9 million, and $7.6 million, respectively. During 2021, we recognized a $3.0 million reversal of stock-based compensation expense due to the forfeiture of 31,000 unvested RSUs upon the retirement of our former Chief Executive Officer in May 2021.

Restricted Stock

Prior to 2020, we granted performance-based and time-based shares of restricted stock to team members in accordance with the Incentive Plan. As of December 31, 2022, there were no unvested shares of restricted stock. During 2021, we recognized an $8.5 million reversal of stock-based compensation expense due to the forfeiture of 109,000 shares of unvested restricted stock upon the retirement of our former Chief Executive Officer in May 2021.

Stock-based compensation expense

Stock-based compensation expense consists of the following:

(In millions)	For the Years Ended December 31,		
	2022	2021	2020
Stock options	$ 33.8	$ 33.7	$ —
Restricted stock units	2.7	(1.1)	4.2
Restricted stock	—	(7.8)	2.0
Total	$ 36.5	$ 24.8	$ 6.2

Assuming performance targets are achieved in the periods currently estimated, we expect to recognize the remaining expense for stock-based awards outstanding as of December 31, 2022 over a weighted average period of 1.2 years, as follows:

(In millions)

For the Years Ended December 31,	Stock Options	Restricted Stock Units	Restricted Stock	Total Projected Expense
2023	$ 34.4	$ 3.5	$ —	$ 37.9
2024	34.3	2.8	—	37.1
2025	5.2	2.2	—	7.4
2026	1.2	1.5	—	2.7
Total	$ 75.1	$ 10.0	$ —	$ 85.1

15. BUSINESS SEGMENT AND OTHER INFORMATION

Business Segment Overview

We identify operating segments as components of our business for which separate financial information is regularly evaluated by the chief operating decision-maker ("CODM") in making decisions regarding resource allocation and assessing performance. We periodically review and redefine our segment reporting as internal management reporting practices evolve and the components of our business change. Currently, the CODM reviews consolidated financial statements and metrics to allocate resources and assess performance. Thus, we have determined that we operate in one reportable operating segment. The consolidated financial statements reflect the financial results of our one reportable operating segment.

Geographic Information

For the three years ended December 31, 2022, 2021, and 2020, all of our revenues were derived from the United States. As of December 31, 2022 and 2021, all of our long-lived assets were located in the United States.

Products and Services Information

Our primary product consists of financing programs that enable Dealers to sell vehicles to consumers, regardless of their credit history. We also provide Dealers the ability to offer ancillary products on vehicles financed by us.

Major Customer Information

We did not have any Dealers that provided 10% or more of our revenue during 2022, 2021, or 2020. Additionally, no single Dealer's Loans receivable balance accounted for more than 10% of total Loans receivable as of December 31, 2022 or 2021.

16. COMMITMENTS AND CONTINGENCIES

Litigation and Other Legal Matters

In the normal course of business and as a result of the consumer-oriented nature of the industry in which we operate, we and other industry participants are frequently subject to various consumer claims, litigation, and regulatory investigations seeking damages, fines, and statutory penalties. The claims allege, among other theories of liability, violations of state, federal and foreign truth-in-lending, credit availability, credit reporting, consumer protection, warranty, debt collection, insurance, and other consumer-oriented laws and regulations, including claims seeking damages for alleged physical and mental harm relating to the repossession and sale of consumers' vehicles and other debt collection activities. As the assignee of Consumer Loans originated by Dealers, we may also be named as a co-defendant in lawsuits filed by consumers principally against Dealers. We may also have disputes and litigation with Dealers. The claims may allege, among other theories of liability, that we breached our Dealer servicing agreement. We may also have disputes and litigation with vendors and other third parties. The claims may allege, among other theories of liability, that we breached a license agreement or contract. The damages, fines, and penalties that may be claimed by consumers, regulatory agencies, Dealers, vendors, or other third parties in these types of matters can be substantial. The relief requested by plaintiffs varies but may include requests for compensatory, statutory, and punitive damages and injunctive relief, and plaintiffs may seek treatment as purported class actions. Current actions to which we are a party include the following matters.

On December 1, 2021, we received a subpoena from the Office of the Attorney General for the State of California seeking documents and information regarding GAP products, GAP product administration, and refunds. We are cooperating with this inquiry and cannot predict the eventual scope, duration, or outcome at this time. As a result, we are unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this investigation.

On May 7, 2019, we received a subpoena from the Consumer Frauds and Protection Bureau of the Office of the New York State Attorney General, relating to the Company's origination and collection policies and procedures in the state of New York. On July 30, 2020, we received two additional subpoenas from the Office of the New York State Attorney General, both from the Consumer Frauds and Protection Bureau and the Investor Protection Bureau, relating to the Company's origination and collection policies and procedures in the state of New York and its securitizations. On August 28, 2020, we were informed that one of the two additional subpoenas was being withdrawn. On November 16, 2020, we received an additional subpoena for documents from the Office of the New York State Attorney General. On November 19, 2020, the Company received a letter from the Office of the New York State Attorney General stating that the New York State Attorney General was considering bringing claims against the Company under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), New York Executive Law § 63(12), the New York Martin Act, and New York General Business Law § 349 in connection with the Company's origination and securitization practices. On December 9, 2020, we responded to the New York State Attorney General's letter disputing the assertions contained therein. On December 21, 2020, we received two additional subpoenas from the Office of the New York State Attorney General, one relating to data and the other seeking testimony. On February 24 and April 30, 2021, we received additional subpoenas from the Office of the New York State Attorney General seeking information relating to its investigation. On August 23, 2022, we received a letter from the Consumer Frauds and Protection Bureau of the Office of the New York State Attorney General stating that the Office of the New York State Attorney General intended to commence litigation against the Company asserting violations of New York Executive Law § 63(12) and New York General Business Law §§ 349 and 352 et seq. and applicable federal laws, including but not limited to claims that the Company engaged in unfair and deceptive trade practices in auto lending, debt collection and asset-backed securitizations in the State of New York in violation of the Dodd-Frank Act, New York Executive Law § 63(12), the New York Martin Act and New York General Business Law § 349, and seeking to obtain injunctive relief, restitution, civil penalties, damages, disgorgement, reformation, rescission, costs and such other relief as the court may deem just and proper. On January 4, 2023, the Office of the New York State Attorney General and the Bureau of Consumer Financial Protection ("Bureau") jointly filed a complaint in the United States District Court for the Southern District of New York alleging that the Company engaged in deceptive practices, fraud, illegality, and securities fraud in violation of New York Executive Law § 63(12) and New York General Business Law §§ 349 and 352, and that the Company engaged in deceptive and abusive acts and provided substantial assistance to a covered person or service provider in violation of the Consumer Financial Protection Act of 2010 (the "CFPA"), 12 U.S.C. § 5531 and 12 U.S.C. § 5536(a)(1)(B). The complaint seeks injunctive relief, an accounting of all consumers for whom the Company provided financing, restitution, damages, disgorgement, civil penalties, and payment of costs. We cannot predict the eventual scope, duration, or outcome of this lawsuit at this time. As a result, we are unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this litigation. The Company intends to vigorously defend itself in this matter.

On April 22, 2019, we received a civil investigative demand from the Bureau seeking, among other things, certain information relating to the Company's origination and collection of Consumer Loans, TPPs, and credit reporting. On May 7, 2020, we received another civil investigative demand from the Bureau seeking additional information relating to its investigation. The Company raised various objections to the May 7, 2020 civil investigative demand, and on May 26, 2020, we were notified that it was withdrawn. On June 1, 2020, we received another civil investigative demand that was similar to the May 7, 2020 demand, and which raised many of the same objections. We formally petitioned the Bureau to modify the June 1, 2020 civil investigative demand. On September 3, 2020, the Director of the Bureau denied our petition to modify the June 1, 2020 civil investigative demand. On December 23, 2020, we received a civil investigative demand for investigational hearings in connection with the Bureau's investigation. The Company objected to certain portions of the civil investigative demands for hearings and, on January 19, 2021, the Bureau notified the Company that it had withdrawn such portions from the December 23, 2020 civil investigative demands. On March 11, 2021, we received another civil investigative demand from the Bureau seeking additional information relating to its investigation and an investigational hearing. On June 3, 2021, we received another civil investigative demand from the Bureau seeking additional information relating to its investigation. On December 6, 2021, we received a Notice and Opportunity to Respond and Advise ("NORA") letter from the Staff of the Office of Enforcement ("Staff") of the Bureau, stating that the Staff was considering whether to recommend that the Bureau take legal action against the Company for alleged violations of the CFPA in connection with the Company's consumer loan origination practices. The NORA letter stated that the Bureau may allege that the Company (i) committed abusive and unfair acts or practices in violation of 12 U.S.C. § 5531(c) and (d) and 12 U.S.C. § 5536(a)(1)(B) and (ii) substantially assisted the deceptive acts of others in violation of 12 U.S.C. § 5536 (a)(3). The NORA letter also stated that, in connection with any action, the Bureau may seek all remedies available under the CFPA, including civil money penalties, consumer redress, and injunctive relief. On January 18, 2022, the Company responded to the NORA letter disputing that it had committed any violations. On March 7, 2022, we received another civil investigative demand from the Bureau seeking additional information relating to its investigation. As noted above, on January 4, 2023, the Bureau and the Office of the New York State Attorney General jointly filed a complaint in the United States District Court for the Southern District of New York alleging that the Company engaged in deceptive practices, fraud, illegality, and securities fraud in violation of New York Executive Law § 63(12) and New York General Business Law §§ 349 and 352, and that the Company engaged in deceptive and abusive acts and provided substantial assistance to a covered person or service provider in violation of the CFPA, 12 U.S.C. § 5531 and 12 U.S.C. § 5536(a)(1)(B). The complaint seeks injunctive relief, an accounting of all consumers for whom the Company provided financing, restitution, damages, disgorgement, civil penalties, and payment of costs. We cannot predict the eventual scope, duration, or outcome of the lawsuit at this time. As a result, we are unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this lawsuit. The Company intends to vigorously defend itself in this matter.

On March 18, 2016, we received a subpoena from the Attorney General of the State of Maryland, relating to the Company's repossession and sale policies and procedures in the state of Maryland. On April 3, 2020, we received a subpoena from the Attorney General of the State of Maryland relating to the Company's origination and collection policies and procedures in the state of Maryland. On August 11, 2020, we received a subpoena from the Attorney General of the State of Maryland restating most of the requests contained in the March 18, 2016 and April 3, 2020 subpoenas, making additional requests, and expanding the inquiry to include 41 other states (Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Michigan, Minnesota, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, and Wisconsin) and the District of Columbia. Also on August 11, 2020, we received from the Attorney General of the State of New Jersey a subpoena that is essentially identical to the August 11, 2020 Maryland subpoena, both as to substance and as to the jurisdictions identified. We are cooperating with these investigations and cannot predict their eventual scope, duration or outcome at this time. As a result, we are unable to estimate the reasonably possible loss or range of reasonably possible loss arising from these investigations.

On December 9, 2014, we received a civil investigative subpoena from the U.S. Department of Justice pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 directing us to produce certain information relating to subprime automotive finance and related securitization activities. We have cooperated with the inquiry, but cannot predict the eventual scope, duration, or outcome at this time. As a result, we are unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this investigation.

An adverse ultimate disposition in any action to which we are a party or otherwise subject could have a material adverse impact on our financial position, liquidity, and results of operations.

Litigation Resolved during 2022

On October 2, 2020, a shareholder filed a putative class action complaint against the Company, its Chief Executive Officer (now former Chief Executive Officer), and its Chief Financial Officer (now Chief Executive Officer) in the United States District Court for the Eastern District of Michigan, Southern Division, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder, based on alleged false and/or misleading statements or omissions regarding the Company and its business, and seeking class certification, unspecified damages plus interest and attorney and expert witness fees, and other costs on behalf of a purported class consisting of all persons and entities (subject to specified exceptions) that purchased or otherwise acquired Credit Acceptance common stock from November 1, 2019 through August 28, 2020. On May 28, 2021, the court issued an opinion and order appointing lead plaintiffs and lead counsel. On July 22, 2021, the lead plaintiffs filed an amended complaint asserting similar violations, seeking similar relief, and expanding the putative class to include all persons and entities (subject to specified exceptions) that purchased or otherwise acquired Credit Acceptance common stock from May 4, 2018 through August 28, 2020. On June 14, 2022, the Company reached an agreement in principle to settle this putative class action. The agreement in principle contemplated an aggregate cash payment by the Company of $12.0 million, all of which was recognized during the second quarter of 2022, to settle claims brought on behalf of all persons and entities that purchased or otherwise acquired Credit Acceptance common stock from May 4, 2018 through August 28, 2020. On August 24, 2022, the parties executed and filed with the court a definitive stipulation and agreement of settlement, referred to herein as the settlement agreement, which was consistent with the agreement in principle and provides for a full release of all claims against all defendants, including the Company and its officers. The settlement agreement provides that the defendants expressly deny any liability, wrongdoing, or responsibility. On October 17, 2022, the Company wired the $12.0 million payment to a settlement administrator as provided for in the settlement agreement. On December 12, 2022, the court issued an opinion and order granting lead plaintiffs' motion for final approval of the settlement and plan of allocation. On December 16, 2022, the court entered a final order and judgment consistent with the settlement agreement, including dismissal with prejudice of all claims asserted against the Company and its officers.

Regulatory Matter Resolved during 2021

On December 4, 2014, we received a civil investigative demand from the Office of the Attorney General of the Commonwealth of Massachusetts relating to the origination and collection of non-prime auto loans in Massachusetts. On November 20, 2017, we received a second civil investigative demand from the Office of the Attorney General seeking updated information on its original civil investigative demand, additional information related to the Company's origination and collection of Consumer Loans, and information regarding securitization activities. In connection with this inquiry, we were informed by representatives of the Office of the Attorney General that it believed that the Company may have engaged in unfair and deceptive acts or practices related to the origination and collection of auto loans, which may have caused some of the Company's representations and warranties contained in securitization documents to be inaccurate. On July 22, 2020, we received a third civil investigative demand from the Office of the Attorney General seeking updates on previously produced data and additional information related to the Company's origination of Consumer Loans. On August 30, 2020, we were served with a complaint, filed by the Attorney General in Massachusetts Superior Court in Suffolk County, alleging that the Company engaged in unfair and deceptive trade practices in subprime auto lending, debt collection and asset-backed securitizations in the Commonwealth of Massachusetts, in violation of the Massachusetts Consumer Protection Law, M.G.L. c. 93A. The complaint sought injunctive relief, restitution, disgorgement, civil penalties and payment of the Commonwealth's attorney's fees and costs. On March 15, 2021, the court entered an order denying a motion by the Company to dismiss four of the Commonwealth's seven claims and granting in part and denying in part a motion by the Commonwealth for partial summary judgment on three of its claims. On April 27, 2021, the Company and the Commonwealth reached an agreement in principle to settle this lawsuit, and, as a result, we estimated a probable loss of $27.2 million, all of which was recognized as a contingent loss during the first quarter of 2021. On September 1, 2021, we entered into a settlement agreement with the Office of the Attorney General, reflecting the parties' agreement to settle and fully resolve the claims asserted against us. We made a payment in the total amount of $27.2 million to an independent trust for purposes of making payments to provide relief for eligible Massachusetts consumers, paying costs of implementation of the agreement and paying the Attorney General's costs of investigation, and to pay up to $95,000 to cover costs and expenses incurred by an independent trustee for management of the independent trust.

Lease Commitments

We lease office equipment and, until December 31, 2022, we also leased office space. We expect that, in the normal course of business, leases will be renewed or replaced by other leases. Total rental expense on all operating leases was $1.3 million for 2022, $1.4 million for 2021, and $1.7 million for 2020. Contingent rentals under the operating leases were insignificant. Our total minimum future lease commitments under operating leases as of December 31, 2022 are as follows:

(In millions)

Year	Minimum Future Lease Commitments	
2023	$	0.7
2024		0.6
2025		0.1
2026		—
2027		—
Total	$	1.4

ITEM 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

Not applicable.

ITEM 9A.   **CONTROLS AND PROCEDURES**

Evaluation of disclosure controls and procedures.

(a) *Disclosure Controls and Procedures.* Our management, with the participation of our principal executive and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, our principal executive and principal financial officer has concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) *Internal Control Over Financial Reporting.* There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting.

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we believe that as of December 31, 2022, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Grant Thornton LLP, audited our internal control over financial reporting as of December 31, 2022, and their attestation report dated February 10, 2023 expressed an unqualified opinion on our internal control over financial reporting and is included in this Item 9A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Credit Acceptance Corporation

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of Credit Acceptance Corporation (a Michigan corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 10, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Southfield, Michigan
February 10, 2023

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information is contained under the captions "Proposal #1 − Election of Directors" (excluding the "Report of the Audit Committee") and, if required, "Delinquent Section 16(a) Reports" in the Proxy Statement and is incorporated herein by reference.

ITEM 11.   EXECUTIVE COMPENSATION

Information is contained under the caption "Compensation of Executive Officers and Directors" in the Proxy Statement and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information is contained under the caption "Common Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and is incorporated herein by reference.

Our Amended and Restated Incentive Compensation Plan (the "Incentive Plan"), which was approved by shareholders on July 21, 2021, provides for the granting of restricted stock, restricted stock units, and stock options to team members, officers, and directors.

The following table sets forth (1) the number of shares of common stock to be issued upon the exercise of outstanding stock options or restricted stock units, (2) the weighted average exercise price of outstanding options, if applicable, and (3) the number of shares remaining available for future issuance, as of December 31, 2022:

Equity Compensation Plan Information

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options (a)	Number of shares remaining available for future issuance under equity compensation plans (b)
Equity compensation plan approved by shareholders:			
Incentive Plan	1,023,302	$ 365.34	215,271

(a) The weighted average exercise price in this column does not take into account restricted stock units that are outstanding under the Incentive Plan, which have no exercise price.

(b) For additional information regarding our equity compensation plans, including grants of restricted stock units, see Note 14 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information is contained under the caption "Certain Relationships and Transactions" and "Proposal #1 − Election of Directors – Meetings and Committees of the Board of Directors" in the Proxy Statement and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Information is contained under the caption "Independent Accountants" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a)(1)   The following consolidated financial statements of the Company and notes thereto and the Report of Independent Registered Public Accounting Firm are contained in Item 8 — Financial Statements and Supplementary Data of this Form 10-K, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements:

— Consolidated Balance Sheets as of December 31, 2022 and 2021

— Consolidated Statements of Income for the years ended December 31, 2022, 2021, and 2020

— Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021, and 2020

— Consolidated Statements of Shareholders' Equity for the years ended December 31, 2022, 2021, and 2020

— Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020

Notes to Consolidated Financial Statements

(2)   Financial statement schedules have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

(3)   The exhibits filed in response to Item 601 of Regulation S-K are listed in the Exhibit Index below.

Exhibit No.	Description
3.1	Articles of Incorporation, as amended July 1, 1997 (incorporated by reference to Exhibit 3(a)(1) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed March 7, 2022).
4.1	Description of Common Stock of Credit Acceptance Corporation (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).
4.2	Amended and Restated Intercreditor Agreement, dated as of February 1, 2010, among Credit Acceptance Corporation, the other Grantors party thereto, representatives of the Secured Parties thereunder, and Comerica Bank, as administrative agent under the Original Credit Agreement (as defined therein) and as collateral agent (incorporated by reference to Exhibit 4(g)(6) to the Company's Current Report on Form 8-K filed February 5, 2010).
4.3	Amended and Restated Sale and Contribution Agreement dated as of April 5, 2013, between the Company and CAC Warehouse Funding LLC IV (incorporated by reference to Exhibit 4.85 to the Company's Current Report on Form 8-K filed April 5, 2013).
4.4	First Amendment to Amended and Restated Sale and Contribution Agreement, dated as of December 4, 2013, between the Company and CAC Warehouse Funding LLC IV (incorporated by reference to Exhibit 4.107 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013).
4.5	Sixth Amended and Restated Credit Agreement, dated as of June 23, 2014, among the Company, the Banks signatory thereto, and Comerica Bank, as agent for the Banks (incorporated by reference to Exhibit 4.124 to the Company's Current Report on Form 8-K filed June 25, 2014).
4.6	Loan and Security Agreement, dated as of September 15, 2014, among the Company, CAC Warehouse Funding LLC V, Fifth Third Bank, and Systems & Services Technologies, Inc. (incorporated by reference to Exhibit 4.127 to the Company's Current Report on Form 8-K filed September 18, 2014).
4.7	Backup Servicing Agreement, dated as of September 15, 2014, among the Company, CAC Warehouse Funding LLC V, Fifth Third Bank, and Systems & Services Technologies, Inc. (incorporated by reference to Exhibit 4.128 to the Company's Current Report on Form 8-K filed September 18, 2014).
4.8	Contribution Agreement, dated as of September 15, 2014, between the Company and CAC Warehouse Funding LLC V (incorporated by reference to Exhibit 4.129 to the Company's Current Report on Form 8-K filed September 18, 2014).
4.9	Indenture dated as of March 30, 2015, among the Company, the Guarantors named therein, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 31, 2015).
4.10	First Amendment to the Sixth Amended and Restated Credit Agreement, dated as of June 11, 2015, among the Company, the Banks which are parties thereto from time to time, and Comerica Bank (incorporated by reference to Exhibit 4.74 to the Company's Current Report on Form 8-K filed June 16, 2015).
4.11	First Amendment to Loan and Security Agreement, dated as of June 11, 2015, among the Company, CAC Warehouse Funding LLC V, Fifth Third Bank, and Systems & Services Technologies, Inc. (incorporated by reference to Exhibit 4.75 to the Company's Current Report on Form 8-K filed June 16, 2015).
4.12	Loan and Security Agreement dated as of September 30, 2015, among the Company, CAC Warehouse Funding LLC VI, and Flagstar Bank, FSB (incorporated by reference to Exhibit 4.82 to the Company's Current Report on Form 8-K filed October 5, 2015).
4.13	Contribution Agreement, dated as of September 30, 2015, between the Company and CAC Warehouse Funding LLC VI (incorporated by reference to Exhibit 4.83 to the Company's Current Report on Form 8-K filed October 5, 2015).
4.14	Second Amendment to the Sixth Amended and Restated Credit Agreement, dated as of June 15, 2016, among the Company, the Banks signatory thereto, and Comerica Bank, as agent for the Banks (incorporated by reference to Exhibit 4.76 to the Company's Current Report on Form 8-K filed June 20, 2016).
4.15	Second Amendment to Loan and Security Agreement, dated as of August 18, 2016, among the Company, CAC Warehouse Funding LLC V, Fifth Third Bank, and Systems & Services Technologies, Inc. (incorporated by reference to Exhibit 4.79 to the Company's Current Report on Form 8-K filed August 23, 2016).
4.16	First Amendment to Contribution Agreement, dated as of August 18, 2016, between the Company and CAC Warehouse Funding LLC V (incorporated by reference to Exhibit 4.80 to the Company's Current Report on Form 8-K filed August 23, 2016).
4.17	Third Amendment to Sixth Amended and Restated Credit Agreement and Extension Agreement, dated as of June 28, 2017, among the Company, the Banks signatory thereto, and Comerica Bank, as agent for the Banks (incorporated by reference to Exhibit 4.80 to the Company's Current Report on Form 8-K filed June 30, 2017).

4.18	First Amendment to Loan and Security Agreement, dated as of July 18, 2017, among the Company, CAC Warehouse Funding LLC VI, and Flagstar Bank, fsb (incorporated by reference to Exhibit 4.87 to the Company's Current Report on Form 8-K filed July 21, 2017).
4.19	New Bank Addendum, dated October 19, 2017 to the Sixth Amended and Restated Credit Acceptance Corporation Credit Agreement dated as of October 19, 2017, among the Company, each of the financial institutions parties thereto, and Comerica Bank, as agent (incorporated by reference to Exhibit 4.94 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017).
4.20	Assignment Agreement, dated October 19, 2017, among the Company, the Banks signatory thereto, and Comerica Bank, as agent, under the Sixth Amended and Restated Credit Acceptance Corporation Credit Agreement dated as of June 23, 2014 (incorporated by reference to Exhibit 4.95 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017).
4.21	Amended and Restated Loan and Security Agreement dated as of May 10, 2018 among the Company, CAC Warehouse Funding LLC IV, the lenders from time to time party thereto, Bank of Montreal, BMO Capital Markets Corp., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.86 to the Company's Current Report on Form 8-K filed May 15, 2018).
4.22	Fourth Amendment to Sixth Amended and Restated Credit Agreement dated as of June 27, 2018 among the Company, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent and Collateral Agent for the Banks (incorporated by reference to Exhibit 4.94 to the Company's Current Report on Form 8-K filed June 28, 2018).
4.23	Third Amendment to Loan and Security Agreement, dated as of August 15, 2018, among the Company, CAC Warehouse Funding LLC V, Fifth Third Bank, and Systems & Services Technologies, Inc. (incorporated by reference to Exhibit 4.95 to the Company's Current Report on Form 8-K filed August 17, 2018).
4.24	Indenture, dated as of March 7, 2019, among Credit Acceptance Corporation, the Guarantors named therein, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.99 to the Company's Current Report on Form 8-K filed March 8, 2019).
4.25	Registration Rights Agreement, dated March 7, 2019, among Credit Acceptance Corporation, Buyers Vehicle Protection Plan, Inc., Vehicle Remarketing Services, Inc., and the representative of the initial purchasers of Credit Acceptance Corporation's 6.625% Senior Notes due 2026 (incorporated by reference to Exhibit 4.100 to the Company's Current Report on Form 8-K filed March 8, 2019).
4.26	Fifth Amendment to Sixth Amended and Restated Credit Agreement, dated as of June 24, 2019, among the Company, Comerica Bank, and the other banks signatory thereto and Comerica Bank, as administrative agent for the banks (incorporated by reference to Exhibit 4.101 to the Company's Current Report on Form 8-K filed June 26, 2019).
4.27	Fourth Amendment to Loan Security Agreement, dated as of July 16, 2019, among the Company, CAC Warehouse Funding LLC V, and Fifth Third Bank (incorporated by reference to Exhibit 4.103 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019).
4.28	Second Amendment to Loan and Security Agreement, dated as of July 25, 2019, among the Company, CAC Warehouse Funding LLC VI, and Flagstar Bank, FSB (incorporated by reference to Exhibit 4.105 to the Company's Current Report on Form 8-K filed July 26, 2019).
4.29	Loan and Security Agreement, dated as of July 26, 2019, among the Company, CAC Warehouse Funding LLC VIII, the lenders from time to time party thereto, Citizens Bank N.A., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.106 to the Company's Current Report on Form 8-K filed July 29, 2019).
4.30	Sale and Contribution Agreement, dated as of July 26, 2019, between the Company and CAC Warehouse Funding LLC VIII (incorporated by reference to Exhibit 4.107 to the Company's Current Report on Form 8-K filed July 29, 2019).
4.31	Backup Servicing Agreement, dated as of July 26, 2019, among the Company, CAC Warehouse Funding LLC VIII, Citizens Bank, N.A., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.108 to the Company's Current Report on Form 8-K filed July 29, 2019).
4.32	First Amendment to Amended and Restated Loan and Security Agreement, dated as of July 26, 2019, among the Company, CAC Warehouse Funding LLC IV, Bank of Montreal, Citizens Bank, N.A., BMO Capital Markets Corp., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.110 to the Company's Current Report on Form 8-K filed July 29, 2019).
4.33	Amended and Restated Backup Servicing Agreement, dated as of July 26, 2019, among the Company, CAC Warehouse Funding LLC IV, Bank of Montreal, BMO Capital Markets Corp., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.111 to the Company's Current Report on Form 8-K filed July 29, 2019).
4.34	Loan and Security Agreement, dated as of August 28, 2019, among the Company, Credit Acceptance Funding LLC 2019-2, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.112 to the Company's Current Report on Form 8-K filed September 4, 2019).

4.35	Backup Servicing Agreement, dated as of August 28, 2019, among the Company, Credit Acceptance Funding LLC 2019-2, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.113 to the Company's Current Report on Form 8-K filed September 4, 2019).
4.36	Sale and Contribution Agreement, dated as of August 28, 2019, between the Company and Credit Acceptance Funding LLC 2019-2 (incorporated by reference to Exhibit 4.114 to the Company's Current Report on Form 8-K filed September 4, 2019).
4.37	Second Amended and Restated Backup Servicing Agreement, dated as of August 16, 2019, among the Company, CAC Warehouse Funding LLC II, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.117 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019).
4.38	Indenture dated as of November 21, 2019, between Credit Acceptance Auto Loan Trust 2019-3 and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.118 to the Company's Current Report on Form 8-K filed November 26, 2019).
4.39	Sale and Servicing Agreement, dated as of November 21, 2019, among the Company, Credit Acceptance Auto Loan Trust 2019-3, Credit Acceptance Funding LLC 2019-3, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.119 to the Company's Current Report on Form 8-K filed November 26, 2019).
4.40	Backup Servicing Agreement, dated as of November 21, 2019, among the Company, Credit Acceptance Funding LLC 2019-3, Credit Acceptance Auto Loan Trust 2019-3, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.120 to the Company's Current Report on Form 8-K filed November 26, 2019).
4.41	Amended and Restated Trust Agreement, dated as of November 21, 2019, among Credit Acceptance Funding LLC 2019-3 and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.121 to the Company's Current Report on Form 8-K filed November 26, 2019).
4.42	Sale and Contribution Agreement, dated as of November 21, 2019, between the Company and Credit Acceptance Funding LLC 2019-3 (incorporated by reference to Exhibit 4.122 to the Company's Current Report on Form 8-K filed November 26, 2019).
4.43	Indenture, dated as of December 18, 2019, among the Company, the Guarantors named therein, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.124 to the Company's Current Report on Form 8-K filed December 18, 2019).
4.44	Indenture, dated as of February 20, 2020, between Credit Acceptance Auto Loan Trust 2020-1 and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.107 to the Company's Current Report on Form 8-K filed February 24, 2020).
4.45	Sale and Servicing Agreement, dated as of February 20, 2020, among the Company, Credit Acceptance Auto Loan Trust 2020-1, Credit Acceptance Funding LLC 2020-1, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.108 to the Company's Current Report on Form 8-K filed February 24, 2020).
4.46	Backup Servicing Agreement, dated as of February 20, 2020, among the Company, Credit Acceptance Funding LLC 2020-1, Credit Acceptance Auto Loan Trust 2020-1, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.109 to the Company's Current Report on Form 8-K filed February 24, 2020).
4.47	Amended and Restated Trust Agreement, dated as of February 20, 2020, among Credit Acceptance Funding LLC 2020-1, each of the initial members of the Board of Trustees of the Trust, and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.110 to the Company's Current Report on Form 8-K filed February 24, 2020).
4.48	Sale and Contribution Agreement, dated as of February 20, 2020, between the Company and Credit Acceptance Funding LLC 2020-1 (incorporated by reference to Exhibit 4.111 to the Company's Current Report on Form 8-K filed February 24, 2020).
4.49	Sixth Amendment to Sixth Amended and Restated Credit Agreement, dated as of June 30, 2020, by and among the Company, Comerica Bank, and the other banks signatory thereto and Comerica Bank, as administrative agent for the banks (incorporated by reference to Exhibit 4.115 to the Company's Current Report on Form 8-K filed July 1, 2020).
4.50	Indenture, dated as of July 23, 2020, between Credit Acceptance Auto Loan Trust 2020-2 and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.116 to the Company's Current Report on Form 8-K filed July 28, 2020).
4.51	Sale and Servicing Agreement, dated as of July 23, 2020, among the Company, Credit Acceptance Auto Loan Trust 2020-2, Credit Acceptance Funding LLC 2020-2, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.117 to the Company's Current Report on Form 8-K filed July 28, 2020).

4.52	Backup Servicing Agreement, dated as of July 23, 2020, among the Company, Credit Acceptance Funding LLC 2020-2, Credit Acceptance Auto Loan Trust 2020-2, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.118 to the Company's Current Report on Form 8-K filed July 28, 2020).
4.53	Amended and Restated Trust Agreement, dated as of July 23, 2020, among Credit Acceptance Funding LLC 2020-2, each of the members of the Board of Trustees of the Trust, and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.119 to the Company's Current Report on Form 8-K filed July 28, 2020).
4.54	Sale and Contribution Agreement, dated as of July 23, 2020, between the Company and Credit Acceptance Funding LLC 2020-2 (incorporated by reference to Exhibit 4.120 to the Company's Current Report on Form 8-K filed July 28, 2020).
4.55	Indenture, dated as of October 22, 2020, between Credit Acceptance Auto Loan Trust 2020-3 and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.122 to the Company's Current Report on Form 8-K filed October 27, 2020).
4.56	Sale and Servicing Agreement, dated as of October 22, 2020, among the Company, Credit Acceptance Auto Loan Trust 2020-3, Credit Acceptance Funding LLC 2020-3, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.123 to the Company's Current Report on Form 8-K filed October 27, 2020).
4.57	Backup Servicing Agreement, dated as of October 22, 2020, among the Company, Credit Acceptance Funding LLC 2020-3, Credit Acceptance Auto Loan Trust 2020-3, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.124 to the Company's Current Report on Form 8-K filed October 27, 2020).
4.58	Amended and Restated Trust Agreement, dated as of October 22, 2020, among Credit Acceptance Funding LLC 2020-3, each of the members of the Board of Trustees of the Trust, and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.125 to the Company's Current Report on Form 8-K filed October 27, 2020).
4.59	Sale and Contribution Agreement, dated as of October 22, 2020, between the Company and Credit Acceptance Funding LLC 2020-3 (incorporated by reference to Exhibit 4.126 to the Company's Current Report on Form 8-K filed October 27, 2020).
4.60	Fifth Amendment to Loan and Security Agreement, dated as of December 16, 2020 among the Company, CAC Warehouse Funding LLC V, and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.129 to the Company's Current Report on Form 8-K filed December 18, 2020).
4.61	Seventh Amendment to Sixth Amended and Restated Credit Agreement and Extension Agreement, dated as of December 15, 2020, by and among the Company, Comerica Bank, and the other banks signatory thereto and Comerica Bank, as administrative agent for the banks (incorporated by reference to Exhibit 4.128 to the Company's Current Report on Form 8-K filed December 18, 2020).
4.62	Loan and Security Agreement dated as of January 29, 2021 among the Company, Credit Acceptance Funding LLC 2021-1, Fifth Third Bank, National Association, and Systems and Services Technologies, Inc. (incorporated by reference to Exhibit 4.130 to the Company's Current Report on Form 8-K filed February 4, 2021).
4.63	Backup Servicing Agreement dated as of January 29, 2021, among the Company, Credit Acceptance Funding LLC 2021-1, Fifth Third Bank, National Association, and Systems and Services Technologies, Inc. (incorporated by reference to Exhibit 4.131 to the Company's Current Report on Form 8-K filed February 4, 2021).
4.64	Sale and Contribution Agreement dated as of January 29, 2021, between the Company and Credit Acceptance Funding LLC 2021-1 (incorporated by reference to Exhibit 4.132 to the Company's Current Report on Form 8-K filed February 4, 2021).
4.65	Second Amendment to Amended and Restated Loan and Security Agreement dated as of January 29, 2021, among the Company, CAC Warehouse Funding LLC IV, and Bank of Montreal (incorporated by reference to Exhibit 4.134 to the Company's Current Report on Form 8-K filed February 4, 2021).
4.66	Indenture dated as of February 18, 2021, between Credit Acceptance Auto Loan Trust 2021-2 and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.103 to the Company's Current Report on Form 8-K filed February 24, 2021).
4.67	Sale and Servicing Agreement dated as of February 18, 2021 among the Company, Credit Acceptance Auto Loan Trust 2021-2, Credit Acceptance Funding LLC 2021-2, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.104 to the Company's Current Report on Form 8-K filed February 24, 2021).

4.68	Backup Servicing Agreement dated as of February 18, 2021, among the Company, Credit Acceptance Funding LLC 2021-2, Credit Acceptance Auto Loan Trust 2021-2, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.105 to the Company's Current Report on Form 8-K filed February 24, 2021).
4.69	Amended and Restated Trust Agreement dated as of February 18, 2021, between Credit Acceptance Funding LLC 2021-2 and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.106 to the Company's Current Report on Form 8-K filed February 24, 2021).
4.70	Sale and Contribution Agreement dated as of February 18, 2021, between the Company and Credit Acceptance Funding LLC 2021-2 (incorporated by reference to Exhibit 4.107 to the Company's Current Report on Form 8-K filed February 24, 2021).
4.71	Sixth Amendment to Loan and Security Agreement, dated as of March 22, 2021, by and among the Company, CAC Warehouse Funding LLC V, and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.109 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021).
4.72	First Amendment to Loan and Security Agreement, dated as of March 22, 2021, by and among the Company, Credit Acceptance Funding LLC 2021-1, and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.109 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021).
4.73	Sale and Servicing Agreement dated as of May 20, 2021 among the Company, Credit Acceptance Auto Loan Trust 2021-3, Credit Acceptance Funding LLC 2021-3, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.112 to the Company's Current Report on Form 8-K filed May 26, 2021).
4.74	Backup Servicing Agreement dated as of May 20, 2021, among the Company, Credit Acceptance Funding LLC 2021-3, Credit Acceptance Auto Loan Trust 2021-3, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.113 to the Company's Current Report on Form 8-K filed May 26, 2021).
4.75	Amended and Restated Trust Agreement dated as of May 20, 2021, between Credit Acceptance Funding LLC 2021-3 and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.114 to the Company's Current Report on Form 8-K filed May 26, 2021).
4.76	Sale and Contribution Agreement dated as of May 20, 2021, between the Company and Credit Acceptance Funding LLC 2021-3 (incorporated by reference to Exhibit 4.115 to the Company's Current Report on Form 8-K filed May 26, 2021).
4.77	Seventh Amended and Restated Loan and Security Agreement, dated as of April 30, 2021, among the Company, CAC Warehouse Funding LLC II, the lenders from time to time party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.117 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021).
4.78	Fifth Amended and Restated Sale and Contribution Agreement, dated as of April 30, 2021, between the Company and CAC Warehouse Funding LLC II (incorporated by reference to Exhibit 4.118 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021).
4.79	First Amendment to the Loan and Security Agreement, dated as of September 1, 2021, among the Company, CAC Warehouse Funding LLC VIII, Citizens Bank N.A.. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.119 to the Company's Current Report on Form 8-K filed September 8, 2021).
4.80	Eighth Amendment to Sixth Amended and Restated Credit Agreement and Extension Agreement, dated as of October 6, 2021, by and among the Company, Comerica Bank, and the other banks signatory thereto and Comerica Bank, as administrative agent for the banks (incorporated by reference to Exhibit 4.120 to the Company's Current Report on Form 8-K filed October 12, 2021).
4.81	Third Amendment to Loan and Security Agreement dated as of October 15, 2021 among the Company, CAC Warehouse Funding Corporation VI, and Flagstar Bank, FSB (incorporated by reference to Exhibit 4.121 to the Company's Current Report on Form 8-K filed October 21, 2021).
4.82	Indenture dated as of October 28, 2021, between Credit Acceptance Auto Loan Trust 2021-4 and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.122 to the Company's Current Report on Form 8-K filed November 2, 2021).
4.83	Sale and Servicing Agreement dated as of October 28, 2021 among the Company, Credit Acceptance Auto Loan Trust 2021-4, Credit Acceptance Funding LLC 2021-4, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.123 to the Company's Current Report on Form 8-K filed November 2, 2021).

4.84	Backup Servicing Agreement dated as of October 28, 2021, among the Company, Credit Acceptance Funding LLC 2021-4, Credit Acceptance Auto Loan Trust 2021-4, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.124 to the Company's Current Report on Form 8-K filed November 2, 2021).
4.85	Amended and Restated Trust Agreement dated as of October 28, 2021, between Credit Acceptance Funding LLC 2021-4 and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.125 to the Company's Current Report on Form 8-K filed November 2, 2021).
4.86	Sale and Contribution Agreement dated as of October 28, 2021, between the Company and Credit Acceptance Funding LLC 2021-4 (incorporated by reference to Exhibit 4.126 to the Company's Current Report on Form 8-K filed November 2, 2021).
4.87	Indenture dated as of May 20, 2021, between Credit Acceptance Auto Loan Trust 2021-3 and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.111 to the Company's Current Report on Form 8-K filed May 26, 2021).
4.88	Indenture dated as of June 16, 2022, between Credit Acceptance Auto Loan Trust 2022-1 and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.94 to the Company's Current Report on Form 8-K filed June 23, 2022).
4.89	Sale and Servicing Agreement, dated as of June 16, 2022, among the Company, Credit Acceptance Auto Loan Trust 2022-1, Credit Acceptance Funding LLC 2022-1, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.95 to the Company's Current Report on Form 8-K filed June 23, 2022).
4.90	Backup Servicing Agreement, dated as of June 16, 2022, among the Company, Credit Acceptance Funding LLC 2022-1, Credit Acceptance Auto Loan Trust 2022-1, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.96 to the Company's Current Report on Form 8-K filed June 23, 2022).
4.91	Amended and Restated Trust Agreement, dated as of June 16, 2022, among Credit Acceptance Funding LLC 2022-1, each of the initial members of the Board of Trustees of the Trust and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.97 to the Company's Current Report on Form 8-K filed June 23, 2022).
4.92	Sale and Contribution Agreement, dated as of June 16, 2022, between the Company and Credit Acceptance Funding LLC 2022-1 (incorporated by reference to Exhibit 4.98 to the Company's Current Report on Form 8-K filed June 23, 2022).
4.93	Third Amendment to the Amended and Restated Loan and Security Agreement, dated as of June 16, 2022, among the Company, CAC Warehouse Funding LLC IV, Bank of Montreal, BMO Capital Markets Corp., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.100 to the Company's Current Report on Form 8-K filed June 23, 2022).
4.94	Ninth Amendment to the Sixth Amended and Restated Credit Agreement and Extension Agreement, dated as of June 22, 2022, by and among the Company, Comerica Bank and the other banks signatory thereto and Comerica Bank, as administrative agent for the banks (incorporated by reference to Exhibit 4.101 to the Company's Current Report on Form 8-K filed June 23, 2022).
4.95	Amendment No. 1 to Loan and Security Agreement and Backup Servicing Agreement, dated as of August 12, 2022, by and among the Company, Credit Acceptance Funding LLC 2019-2, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.102 to the Company's Current Report on Form 8-K filed August 17, 2022).
4.96	Second Amendment to Loan and Security Agreement, dated as of July 22, 2022, by and among Credit Acceptance Corporation, CAC Warehouse Funding LLC VIII, Citizens Bank, N.A., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.103 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022).
4.97	Seventh Amendment to Loan and Security Agreement, dated as of July 28, 2022, by and among Credit Acceptance Corporation, CAC Warehouse Funding LLC V and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.104 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022).
4.98	Second Amendment to Loan and Security Agreement, dated as of July 28, 2022, by and among Credit Acceptance Corporation, Credit Acceptance Funding LLC 2021-1 and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.105 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022).

4.99	Indenture dated as of November 3, 2022, between Credit Acceptance Auto Loan Trust 2022-3 and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.106 to the Company's Current Report on Form 8-K filed November 9, 2022).
4.100	Sale and Servicing Agreement, dated as of November 3, 2022, among the Company, Credit Acceptance Auto Loan Trust 2022-3, Credit Acceptance Funding LLC 2022-3, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.107 to the Company's Current Report on Form 8-K filed November 9, 2022).
4.101	Backup Servicing Agreement, dated as of November 3, 2022, among the Company, Credit Acceptance Auto Loan Trust 2022-3, Credit Acceptance Funding LLC 2022-3, and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.108 to the Company's Current Report on Form 8-K filed November 9, 2022).
4.102	Amended and Restated Trust Agreement, dated as of November 3, 2022, between Credit Acceptance Funding LLC 2022-3, each of the initial members of the Board of Trustees of the Trust, and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.109 to the Company's Current Report on Form 8-K filed November 9, 2022).
4.103	Sale and Contribution Agreement, dated as of November 3, 2022, between the Company and Credit Acceptance Funding LLC 2022-3 (incorporated by reference to Exhibit 4.110 to the Company's Current Report on Form 8-K filed November 9, 2022).
4.104	Loan and Security Agreement, dated as of December 15, 2022, among the Company, Credit Acceptance Funding LLC 2022-2, Bank of Montreal, BMO Capital Markets Corp., and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.112 to the Company's Current Report on Form 8-K filed December 21, 2022).
4.105	Backup Servicing Agreement, dated as of December 15, 2022, by and among the Company, Credit Acceptance Funding LLC 2022-2, Bank of Montreal, BMO Capital Markets Corp., and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.113 to the Company's Current Report on Form 8-K filed December 21, 2022).
4.106	Amended and Restated Intercreditor Agreement, dated December 15, 2022, among the Company, CAC Warehouse Funding LLC II, CAC Warehouse Funding LLC IV, CAC Warehouse Funding LLC V, CAC Warehouse Funding LLC VI, CAC Warehouse Funding LLC VIII, Credit Acceptance Funding LLC 2022-3, Credit Acceptance Funding LLC 2022-2, Credit Acceptance Funding LLC 2022-1, Credit Acceptance Funding LLC 2021-4, Credit Acceptance Funding LLC 2021-3, Credit Acceptance Funding LLC 2021-2, Credit Acceptance Funding LLC 2021-1, Credit Acceptance Funding LLC 2020-3, Credit Acceptance Funding LLC 2020-2, Credit Acceptance Funding LLC 2020-1, Credit Acceptance Funding LLC 2019-3, Credit Acceptance Funding LLC 2019-2, Credit Acceptance Auto Loan Trust 2022-3, Credit Acceptance Auto Loan Trust 2022-1, Credit Acceptance Auto Loan Trust 2021-4, Credit Acceptance Auto Loan Trust 2021-3, Credit Acceptance Auto Loan Trust 2021-2, Credit Acceptance Auto Loan Trust 2020-3, Credit Acceptance Auto Loan Trust 2020-2, Credit Acceptance Auto Loan Trust 2020-1, Credit Acceptance Auto Loan Trust 2019-3, Computershare Trust Company, N.A., Fifth Third Bank, National Association, Bank of Montreal, Wells Fargo Bank, National Association, Flagstar Bank, FSB, Citizens Bank, N.A., and Comerica Bank (incorporated by reference to Exhibit 4.114 to the Company's Current Report on Form 8-K filed December 21, 2022).
4.107	Sale and Contribution Agreement, dated as of December 15, 2022, between the Company and Credit Acceptance Funding LLC 2022-2 (incorporated by reference to Exhibit 4.115 to the Company's Current Report on Form 8-K filed December 21, 2022).
4.108	Eighth Amendment to Loan and Security Agreement, dated as of December 27, 2022, by and among the Company, CAC Warehouse Funding LLC V, and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.116 to the Company's Current Report on Form 8-K filed January 3, 2023).
4.109	Third Amendment to Loan and Security Agreement, dated as of December 27, 2022, by and among the Company, Credit Acceptance Funding LLC 2021-1, and Fifth Third Bank, National Association (incorporated by reference to Exhibit 4.117 to the Company's Current Report on Form 8-K filed January 3, 2023).
4.110	Amendment No.1 to Letter Agreement dated November 15, 2022, by and among Chapter 4 Properties LLC and Comerica Bank.
10.1	Form of Restricted Stock Grant Agreement (incorporated by reference to Exhibit 10(q)(4) to the Company's Current Report on Form 8-K filed February 28, 2007).*
10.2	Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended, April 6, 2009 (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed April 10, 2009).*

10.3	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10(q)(11) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009).*
10.4	Form of Board of Directors Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10(q)(12) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009).*
10.5	Restricted Stock Unit Award Agreement, dated March 26, 2012, between the Company and Brett A. Roberts (incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012).*
10.6	Restricted Stock Award Agreement, dated March 26, 2012, between the Company and Brett A. Roberts (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012).*
10.7	Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended, March 26, 2012 (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed April 5, 2012).*
10.8	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013).*
10.9	Shareholder Agreement, dated as of January 3, 2017, between the Company and Donald A. Foss (incorporated by reference to Exhibit 10.18 to the Company's Current Report on Form 8-K filed January 4, 2017).*
10.10	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).*
10.11	Amendment to Shareholder Agreement dated September 15, 2017, between the Company and Donald A. Foss (incorporated by reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017).*
10.12	Amendment to Shareholder Agreement dated November 29, 2017, between the Company and Donald A. Foss.*
10.13	Form of Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019).*
10.14	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020).*
10.15	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021).*
10.16	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021).*
10.17	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021).*
10.18	Settlement Agreement and Assurance of Discontinuance with the Commonwealth of Massachusetts (incorporated by reference to Exhibit 10.19 to the Company's Current Report on Form 8-K filed September 1, 2021).
10.19	Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan (incorporated by reference to Annex A to the Company's definitive proxy statement on Schedule 14A filed June 10, 2021).*
21	List of Credit Acceptance Corporation subsidiaries.
23	Consent of Grant Thornton LLP.
31.1	Certification of principal executive officer and principal financial officer pursuant to Rule 13a-14(a) of the Securities Exchange Act.
32.1	Certification of principal executive officer and principal financial officer, pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101(SCH)	Inline XBRL Taxonomy Extension Schema Document.
101(CAL)	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101(DEF)	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101(LAB)	Inline XBRL Taxonomy Label Linkbase Document.
101(PRE)	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (included in the Exhibit 101 Inline XBRL Document Set).

*   Management contract or compensatory plan or arrangement.

Other instruments, notes, or extracts from agreements defining the rights of holders of long-term debt of the Company or its subsidiaries have not been filed because (i) in each case the total amount of long-term debt permitted thereunder does not exceed 10% of the Company's consolidated assets and (ii) the Company hereby agrees that it will furnish such instruments, notes, and extracts to the Securities and Exchange Commission upon its request.

Amendments and modifications to other exhibits previously filed have been omitted when in the opinion of the registrant such exhibits as amended or modified are no longer material or, in certain instances, are no longer required to be filed as exhibits.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION

By: /s/ KENNETH S. BOOTH
         Kenneth S. Booth
         Chief Executive Officer

Date: February 10, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 10, 2023 on behalf of the registrant and in the capacities indicated.

Signature	**Title**
/s/ KENNETH S. BOOTH	Chief Executive Officer and Director
Kenneth S. Booth	(Principal Executive Officer and Principal Financial Officer)
/s/ JAY D. MARTIN	Senior Vice President, Finance and Accounting
Jay D. Martin	(Principal Accounting Officer)
/s/ THOMAS N. TRYFOROS	Chair of the Board and Lead Director
Thomas N. Tryforos	
/s/ GLENDA J. FLANAGAN	Director
Glenda J. Flanagan	
/s/ VINAYAK R. HEGDE	Director
Vinayak R. Hegde	
/s/ SCOTT J. VASSALLUZZO	Director
Scott J. Vassalluzzo	

Board of Directors

Kenneth S. Booth
Chief Executive Officer and President
Credit Acceptance Corporation

Thomas N. Tryforos
Chair of the Board of Directors
Private Investor

Glenda J. Flanagan
Executive Vice President and
Chief Financial Officer
Healthy America, LLC

Vinayak R. Hegde
Chief Marketing Officer
Consumer Group, T-Mobile US, Inc.

Scott J. Vassalluzzo
Managing Member
Prescott General Partners LLC

Executive Officers

Kenneth S. Booth
Chief Executive Officer and President

Douglas W. Busk
Chief Treasury Officer

Erin J. Kerber
Chief Legal Officer, Chief Compliance Officer
and Secretary

Jonathan L. Lum
Chief Operating Officer

Ravi Mohan
Chief Technology Officer

Andrew K. Rostami
Chief Marketing and Product Officer

Wendy A. Rummler
Chief People Officer

Arthur L. Smith
Chief Analytics Officer

Daniel A. Ulatowski
Chief Sales Officer

Other Information

Corporate Headquarters
25505 West Twelve Mile Road
Southfield, MI 48034
(248) 353-2700

Transfer Agent and Registrar
Computershare Trust Company, N.A.
211 Quality Circle, Suite 210
College Station, TX 77845
(781) 575-3120

Corporate Counsel
Skadden, Arps, Slate, Meagher & Flom LLP
Chicago, IL

Certified Public Accountants
Grant Thornton LLP
Southfield, MI

Stock Listing
Nasdaq symbol: CACC

Investor Relations
Information requests should be directed to:
Douglas W. Busk
(248) 353-2700 Ext. 4432

Annual Meeting of Shareholders

June 2, 2023
8:00 a.m.
Corporate Headquarters
25505 West Twelve Mile Road
Southfield, MI 48034

Shareholders may obtain, without charge, a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, by writing the Investor Relations Department at the corporate headquarters address or by accessing our investor information on the Company's website at **CreditAcceptance.com.**



25505 West Twelve Mile Road
Southfield, MI 48034

CreditAcceptance.com

248.353.2700